This prospectus describes a Variable Adjustable Life Insurance Policy issued by The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"). It provides life insurance protection for the life of the insured so long as scheduled premiums are paid. Under some plans of insurance, the face amount of insurance may decrease or terminate during the life of the insured. The lowest annual base premium allowed for any plan of insurance is $300. The minimum face amount on a Policy is $50,000.

The Policy may be adjusted, within described limits, as to face amount, premium amount and the plan of insurance.

We assess certain charges under the Policy and these are fully described under the heading "Policy Charges" in this prospectus on page 29. The Policy also contains a cancellation right which is fully described under the heading "Free Look" in this prospectus on page 29.

Variable Adjustable Life policy values may be invested in a separate account of Minnesota Mutual called the Variable Life Account. Policy values may also be invested in a Minnesota Mutual general account option. The actual cash value of all Policies will vary with the investment experience of these options. The Variable Life Account, through its sub-accounts, invests its assets in shares of MIMLIC Series Fund, Inc. (the "Fund"). The Fund has ten Portfolios which are available to the Variable Life Account. They are: the Growth Portfolio; the Bond Portfolio; the Money Market Portfolio; the Asset Allocation Portfolio; the Mortgage Securities Portfolio; the Index 500 Portfolio; the Capital Appreciation Portfolio; the International Stock Portfolio; the Small Company Portfolio and the Value Stock Portfolio. There is no minimum cash value associated with these variable sub-accounts.

The Variable Adjustable Life Policy provides two death benefit options: the Cash Option and the Protection Option. The Cash Option provides a guaranteed death benefit equal to the current face amount. Favorable investment returns, if any, will be reflected only in increased actual cash values, unless the policy value exceeds the net single premium for the then current face amount, at which time the death benefit will increase. The Protection Option provides a variable death benefit guaranteed to be at least equal to the current face amount. Favorable investment returns, if any, will be reflected primarily in increased life insurance coverage as well as increased actual cash values. The Protection Option is only available until the policy anniversary nearest the insured's age
70. At the policy anniversary nearest the insured's age 70, the death benefit option will be changed to the Cash Option.

Replacing existing insurance with a Policy described in this prospectus may not be to your advantage.

THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS OF MIMLIC SERIES FUND, INC. THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                                                      Prospectus

                                       Variable Adjustable Life Insurance Policy
                                                                            Logo

The Minnesota Mutual Life Insurance Company
400 Robert Street North, St. Paul, Minnesota 55101-2098
(612) 298-3500

Dated: May 1, 1995

- ---------------------------------------------------------------
TABLE OF CONTENTS

                                                              Page
Summary.....................................................     1

Condensed Financial Information.............................     7

General Descriptions
    The Minnesota Mutual Life Insurance Company.............     9
    Variable Life Account...................................     9
    MIMLIC Series Fund, Inc.................................     9
    Additions, Deletions or Substitutions...................    10
    Selection of Sub-Accounts...............................    10
    The Guaranteed Principal Account........................    11

Detailed Information about the Variable Adjustable Life
 Insurance Policy
    Adjustable Life Insurance...............................    12
    Policy Adjustments......................................    14
    Applications and Policy Issue...........................    19
    Policy Premiums.........................................    19
    Policy Values...........................................    23
    Death Benefit Options...................................    25
    Variations in Death Benefit.............................    26
    Policy Loans............................................    26
    Surrender...............................................    28
    Free Look...............................................    29
    Conversion..............................................    29
    Policy Charges..........................................    29
    Other Policy Provisions.................................    32

Other Matters
    Federal Tax Status......................................    36
    Trustees and Principal Officers of Minnesota Mutual.....    39
    Voting Rights...........................................    39
    Distribution of Policies................................    40
    Legal Matters...........................................    41
    Legal Proceedings.......................................    41
    Experts.................................................    41
    Registration Statement..................................    41

Special Terms...............................................    42
Financial Statements of Minnesota Mutual Variable Life
 Account....................................................    43
Financial Statements of The Minnesota Mutual Life Insurance
 Company....................................................    56
Appendix I- Illustrations of Policy Values, Death Benefits
           and Accumulated Premiums.........................    74
Appendix II-Summary of Policy Charges.......................    84
Appendix III-Illustration of Death Benefit Calculation......    89
Appendix IV-Policy Loan Example.............................    90
Appendix V-Example of Sales Load Computation................    91
Appendix VI-Average Annual Returns..........................    92
Appendix VII-S&P 500 Performance History....................    93
Appendix VIII-Range of Returns..............................    94

- --------------------------------------------------------------------------------
                                                                         SUMMARY

    The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant Policy features. This summary is not comprehensive and is qualified in its entirety by the more specific information contained elsewhere in this prospectus. Reference should be made to the heading "Special Terms" for the definitions of unfamiliar terms.

WHAT IS A VARIABLE ADJUSTABLE LIFE INSURANCE POLICY?
    The Variable Adjustable Life Insurance Policy (the "Policy") described in this prospectus combines traditional insurance provisions, flexible administrative procedures and significant and useful market sensitive investment features. First and foremost, the Policy provides a guaranteed death benefit for the insured's lifetime so long as scheduled premiums are paid. In this respect, the Policy is similar to conventional whole life insurance. In addition, however, the Policy contains adjustment features which give you the flexibility to tailor the Policy to your individual requirements at issue and to adjust the Policy thereafter as your insurance needs change. Throughout the life of the insured, policy values are invested at your direction in the several portfolios of MIMLIC Series Fund, Inc. (the "Fund") or in a Minnesota Mutual general account option. Such investment enables you to obtain market rates of return on your investment in the Policy in combination with guaranteed insurance protection.
    This prospectus describes two versions of the Variable Adjustable Life Insurance Policy. The older version ("VAL '87") will be replaced by a newer version ("VAL '95"). After May 1, 1995, we will issue VAL '95 in the states where that policy form is approved.

WHAT IS THE GUARANTEED DEATH BENEFIT?
    We guarantee that the face amount of insurance shown on the policy specification page will be paid on the death of the insured so long as you do not have policy indebtedness and all scheduled premiums have been paid. Some Policies will have a scheduled decrease in such guaranteed face amount at the end of the initial policy protection period. In such case, the time and amount of the decrease are also shown on the policy specification page. The importance of the guarantee is that adverse investment performance may never reduce your life insurance protection below the guaranteed amount. We impose a charge of 1.5 percent of premiums for providing this guarantee.

WHAT MAKES THE POLICY "ADJUSTABLE"?
    The Policy is termed "Adjustable" because it allows you the flexibility to custom-design your Policy at issue and thereafter to change or "adjust" your Policy as your insurance needs change. The three major components in designing your Policy are the level of premiums you wish to pay, the level of death benefit protection you need and the appropriate "plan" of insurance for you. You may choose any two of the three components--premium, face amount and plan--and we will calculate the third component.
    Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose any level of premium or death benefit that you wish. In addition, we offer a broad range of "plans" of insurance. Generally speaking, a plan refers to the level of cash value accumulation assumed in the design of the Policy and, for whole life plans, the period of time over which you will have to pay premiums. The greater your plan of insurance, the larger the policy values you may expect to be available for investment in the Policy's actual cash value, loans or partial surrenders and, for whole life plans, the shorter the period of time for which you will have to pay premiums.
    The maximum plan of insurance available is one where the Policy becomes paid-up after the payment of ten annual premiums. A paid-up Policy is one for which no additional premiums are required to guarantee the face amount of insurance for the entire life of the insured, provided there is no policy indebtedness. Whole life plans may be suitable for individuals who wish to ensure lifetime coverage, without any scheduled reduction in face amount as described below, by the payment of relatively higher premiums and, in certain cases, for a lesser period of time, or who wish to accumulate substantial cash values by utilizing the investment features of the Policy.
    The minimum plan that we offer at original issue is a ten year protection Policy. If the insured's age at original issue is over 55, the minimum plan of protection will be less than ten years, as described in the table below:

                                   MINIMUM PLAN
   ISSUE AGE                        (IN YEARS)
- ---------------                    ------------
      56                                 9
      57                                 8
      58                                 7
      59                                 6
60 or greater                            5

    As used herein a protection Policy is one which provides only a term plan of insurance, namely one with a stated face amount and premium level, providing an illustrated face amount for a specified number of years, always less than for whole life. A protection plan of insurance is designed to accumulate cash value at the end of the time during which the initial face amount is in force only to the extent that investment returns exceed the assumed rate of return indicated in your Policy as the tabular cash value. Absent an adjustment to a new plan, at the end of the initial protection period you would have a whole life plan of insurance for a lower face amount, based on continued payment of your scheduled premiums. A protection plan requires the lowest initial level of premiums and offers the most insurance protection with the lowest investment element. The protection plan may be a suitable starting point for young policy owners who have not reached their peak earning years but who have substantial life insurance needs.
    For any given face amount of insurance, you may select a plan that falls anywhere between the minimum protection plan and the maximum ten premium payment whole life plan. The higher the premium you pay, the greater will be your cash value accumulation at any given time and therefore, for whole life plans, the shorter the period during which you need to pay premiums before your Policy becomes paid-up. For example, the table below shows the premium required for various plans for a standard non-smoker risk, male, age 40 at issue, insured with a $100,000 VAL '95 Policy.

                                                 ANNUAL
PLAN OF INSURANCE                                PREMIUM
- ---------------------------------------------  -----------
Minimum--       10 year protection plan
                                                     $428
                30 year protection plan
                                                $     939
                Whole life plan
                                                $   1,723
                Life paid-up at age 70
                                                $   1,923
Maximum--       10 year, limited payment,
                whole life plan
                                                $   3,833

    The flexibility described above with respect to designing your Policy to suit your needs at issue continues throughout the time the Policy remains in force by virtue of its adjustability features. As your insurance needs and personal circumstances change over the years, you may change, subject to the limitations described herein, the premium and face amount and thus the plan.
    Some limitations do apply to policy adjustments, and these limitations are more fully described in this prospectus. See the heading "Policy Adjustments" in this prospectus on page 14. Any policy adjustment for a change in premium must result in a change of the annual premium of at least $100 and any adjustment to a Policy's face amount generally must result in a change of the face amount of at least $5,000. Other than an automatic adjustment at the point when the face amount is scheduled to decrease, an automatic adjustment made under VAL '95 upon the change to the Cash Option death benefit at the insured's age 70, or an adjustment to a zero or stop premium, an adjusted Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) ten years from the date of policy issue. If the insured's age at original issue is over 55, the adjusted Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) a certain number of years from the date of policy issue, based on the table below:

   ISSUE AGE                       NUMBER OF YEARS
- ---------------                    ---------------
      56                                   9
      57                                   8
      58                                   7
      59                                   6
60 or greater                              5

WHAT MAKES THE POLICY "VARIABLE"?
    The Policy is termed "Variable" because unlike traditional whole life and universal life contracts which provide for accumulations of contract values at fixed rates determined by the insurance company, Variable Adjustable Life policy values may be invested in a separate account of ours called the Minnesota Mutual Variable Life Account ("Variable Life Account"), the sub-accounts of which invest in corresponding Portfolios of the Fund. Thus, your policy values invested in these sub-accounts will reflect market rates of return.
    The actual cash value of the Policies, to the extent invested in sub-accounts of the Variable Life Account, will vary with the investment experience of the sub-accounts of the Variable Life Account. These have no guaranteed minimum actual cash value. Therefore, you bear the risk that adverse investment performance may depreciate your investment in the Policy. At the same time, the Policy offers you the opportunity to have your actual cash value appreciate more rapidly than it would under comparable fixed benefit contracts by virtue of favorable investment performance. In addition, under some Policies, the death benefit will also increase and decrease (but not below the guaranteed amount) with investment experience.
    Those seeking the traditional insurance protections of a guaranteed cash value may allocate premiums to the guaranteed principal account. The guaranteed principal account is a general account option with a guaranteed accumulation at a fixed rate of interest. While it is more fully described in the Policy, additional information on this option may be found under the heading "The Guaranteed Principal Account" in this prospectus on page 11.

WHAT VARIABLE INVESTMENT OPTIONS ARE AVAILABLE?
    The Variable Life Account invests in ten Portfolios of the Fund. These offer policy owners the opportunity to invest in stocks, bonds, mortgage securities and money market instruments. Policy owners who wish to actively manage the investment of their actual cash values may direct their funds to the Growth, Bond, Money Market, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock Portfolios. We also offer an Asset Allocation Portfolio, which is designed to offer policy owners who do not wish to direct their investment the opportunity to have the Fund's investment adviser make the decisions concerning what percentages of the assets should be invested in stocks, bonds and money market instruments at any given time. The investment objectives and certain policies of these Portfolios of the Fund are as follows:
      The GROWTH PORTFOLIO seeks the long-term accumulation of capital. Current income, while a factor in portfolio selection, is a secondary objective. The Growth Portfolio will invest primarily in common stocks and other equity securities. Common stocks are more volatile than debt securities and involve greater investment risk.
      The BOND PORTFOLIO seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of capital. The Bond Portfolio will invest primarily in long-term, fixed-income, high-quality debt instruments. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.
      The MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with liquidity and the preservation of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities not exceeding one year. The return produced by these securities will reflect fluctuations in short-term interest rates.
      AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.
      The ASSET ALLOCATION PORTFOLIO seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. The Asset Allocation Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. The Asset Allocation Portfolio involves the risks inherent in stocks and debt securities of varying maturities and the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.
      The MORTGAGE SECURITIES PORTFOLIO seeks a high level of current income consistent with prudent investment risk. In pursuit of this objective the Mortgage Securities Portfolio will follow a policy of investment primarily in mortgage-related securities. Prices of mortgage-related securities will tend to rise and fall inversely with the rise and fall of the general level of interest rates.

      The INDEX 500 PORTFOLIO seeks investment results that correspond generally to the price and yield performance of the common stocks included in the Standard & Poor's Corporation 500 Composite Stock Price Index (the "Index"). It is designed to provide an economical and convenient means of maintaining a broad position in the equity market as part of an overall investment strategy. All common stocks, including those in the Index, involve greater investment risk than debt securities. The fact that a stock has been included in the Index affords no assurance against declines in the price or yield performance of that stock.
      The CAPITAL APPRECIATION PORTFOLIO seeks growth of capital. Investments will be made based upon their potential for capital appreciation. Therefore, current income will be incidental to the objective of capital growth. Because of the market risks inherent in any equity investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value.
      The INTERNATIONAL STOCK PORTFOLIO seeks long-term capital growth. In pursuit of this objective the International Stock Portfolio will follow a policy of investing in stocks issued by companies, large and small, and debt obligations of companies and governments outside the United States. Current income will be incidental to the objective of capital growth. The Portfolio is designed for persons seeking international diversification. Investors should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.
      The SMALL COMPANY PORTFOLIO seeks long-term accumulation of capital. In pursuit of this objective, the Small Company Portfolio will follow a policy of investing primarily in common and preferred stocks issued by small companies, defined in the terms of either market capitalization or gross revenues. Investments in small companies usually involve greater investment risks than fixed income securities or corporate equity securities generally. Small companies will typically have a market capitalization of less than $1.5 billion or annual gross revenues of less than $1.5 billion.
      The VALUE STOCK PORTFOLIO seeks long-term accumulation of capital. The production of income through the holding of dividend paying stocks will be a secondary objective of the Portfolio. The Value Stock Portfolio will invest primarily in equity securities of companies which, in the opinion of the Portfolio's investment adviser, have market values which appear low relative to their underlying value or future earnings and growth potential.
    There is no assurance that any Portfolio will meet its objectives. Additional information concerning the investment objectives, policies and risks of the Portfolios can be found in the current prospectus for the Fund, which is attached to this prospectus.

HOW DO YOU ALLOCATE YOUR NET PREMIUMS?
    In your initial policy application, you indicate how you want your net premiums allocated among the guaranteed principal account and the sub-accounts of the Variable Life Account. All future net premiums will be allocated in the same proportion until you send us a written request to change the allocation. Similarly, you may transfer amounts from one sub-account to another by sending us a written request or by calling Minnesota Mutual.

WHAT DEATH BENEFIT OPTIONS ARE OFFERED UNDER THE POLICY?
    The Policy provides two death benefit options: the Cash Option and the Protection Option. Your choice will depend on whether you want favorable investment experience of amounts invested in sub-accounts of the Variable Life Account to be reflected in accelerated accumulations of actual cash value or in enhanced life insurance coverage. If investment performance is less than that assumed in the design of the Policy, the death benefit will still equal the current face amount.
    The Cash Option provides a fixed death benefit equal to the guaranteed face amount. Favorable investment returns, if any, will be reflected in increased actual cash values which will, on whole life plans, shorten the premium paying period. Only if and when the policy value exceeds the net single premium for the then current face amount will the death benefit vary.
    The Protection Option provides a variable death benefit from the issue date as well as variable actual cash values. Favorable investment returns will be reflected both in increased life insurance coverage and increased cash value accumulations, although any increases in actual cash values under the Protection Option will not be as great as under the Cash Option. With VAL '95, the Protection Option is only available until the policy anniversary nearest the insured's age 70. At the policy anniversary nearest the insured's age 70, the Protection Option is automatically converted to the Cash Option. At that time we will automatically adjust your Policy. We will retain the current premium amount, adjust the face amount to equal the death benefit immediately preceding the adjustment, and waive any adjustment restrictions that would otherwise apply.

DO YOU HAVE ACCESS TO YOUR POLICY VALUES?
    Yes. Your actual cash value is available to you during the insured's lifetime. You may use the actual cash value to provide retirement income, as collateral for a loan, to continue some insurance protection if you do not wish to continue paying premiums or to obtain cash by surrendering your Policy in full or in part.
    You may also borrow up to 90 percent of your policy value as a policy loan. Each alternative may be subject to conditions described in the Policy or in this prospectus under the heading "Policy Values" on page 23 and certain transactions may have tax consequences as described under the heading "Federal Tax Status" on page 36.

WHAT CHARGES ARE ASSOCIATED WITH THE POLICY?
    We assess certain charges from each premium payment, from policy values and from the amounts held in the Variable Life Account. All of these charges, which are largely designed to cover our expenses in providing insurance protection and in distributing and administering the Policies, are fully described under the heading "Policy Charges" in this prospectus on page 29. Because of the significance of these charges in early policy years, prospective purchasers should purchase a Policy only if they intend to and have the financial capacity to keep it in force for a substantial period.
    Against base premiums we deduct a basic sales load of 7 percent and we may also deduct a first year sales load not to exceed 23 percent. We also deduct from premiums an underwriting charge, a premium tax charge of 2.5 percent and a face amount guarantee charge of 1.5 percent. Nonrepeating premiums are currently subject only to the premium tax charge.
    Against the actual cash value of a Policy we deduct an administration charge of $60 per year, a transaction charge for each Policy adjustment and a cost of insurance charge.
    Against the assets held in the Variable Life Account we assess a mortality and expense risk charge which is deducted from the Variable Life Account assets on each valuation date at an annual rate of .50 percent of the Variable Life Account average daily net assets.
    With VAL '87, a charge for sub-standard risks is deducted from the actual cash value of a Policy. With VAL '95, a charge for sub-standard risks is deducted from the premium.
    MIMLIC Asset Management Company, one of our subsidiaries, acts as the investment adviser to the Fund and deducts from the asset value of each Portfolio of the Fund a fee for its services which are provided under an investment advisory agreement. The investment advisory agreement provides that the fee shall be computed at the annual rate of .4 percent of the Index 500 Portfolio, .75 percent of the Capital Appreciation, Small Company and Value Stock Portfolios, 1.0 percent of the International Stock Portfolio and .5 percent of each of the remaining Portfolio's average daily net assets.
    For more information about the Fund, see the prospectus of MIMLIC Series Fund, Inc. which is attached to this prospectus.

ARE THE BENEFITS UNDER A POLICY SUBJECT TO FEDERAL INCOME TAX?
    With respect to a Policy issued on the basis of a standard premium class, we believe that such a Policy should qualify as a life insurance contract for Federal income tax purposes. With respect to a Policy issued on a sub-standard basis, it is not clear whether or not such a Policy would qualify as a life insurance contract for Federal tax purposes. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, the benefits under Policies described in this prospectus should receive the same tax treatment under the Internal Revenue Code of 1986 as benefits under traditional fixed benefit life insurance policies. Thus, death proceeds payable under variable life insurance policies should be excludable from the beneficiary's gross income for Federal income tax purposes. It is also believed that you should not be in constructive receipt of the cash values of your Policy until actual distribution. See the heading "Federal Tax Status" in this prospectus on page 36.
    It should be noted, however, that under recent legislation the tax treatment described above relating to distributions is available only for policies not described as "modified endowment contracts." Policies described as modified endowment contracts are treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside build-up of yearly cash value increases. However, any amounts received by the owner, such as dividends, cash withdrawals, loans and amounts received from partial or total surrender of the contract will be subject to the same tax treatment as amounts received under an annuity. Annuity tax treatment includes the ten percent additional income tax imposed on the portion of any distribution that is included in income, except where the distribution or loan is made on or after the policy owner attains age 59 1/2, is attributable to the policy owner becoming disabled, or is part of a series of substantially equal periodic payments for the life of the policy owner or the joint lives of the policy owner and beneficiary.
    A determination as to whether a policy is a modified endowment contract and subject to this special tax treatment will require an examination of the premium paid in relation to the death benefit of the policy. A modified endowment contract results if the cumulative premiums during the first seven contract years exceed the sum of the net level premiums which would be paid under a seven-pay life policy. In addition, a policy which is subject to a material change will be treated as a new policy on the date that such a material change takes effect. A determination must be made at that time to test whether such a policy meets the seven-pay standard by taking into account the previously existing cash surrender value.

HOW DO YOU PURCHASE A POLICY?
    To be eligible to purchase a Policy you must be under age 80, satisfy our underwriting standards and purchase a Policy with a face amount of at least $50,000. The procedure to purchase a Policy is to complete an application, provide us with evidence of insurability satisfactory to us and pay your first scheduled premium. See the heading "Applications and Policy Issue" in this prospectus on page 19.
    For a limited time after your application for the Policy and delivery of it, the Policy may be returned for a refund of all premium payments within the terms of its "free look" provision. See the heading "Free Look" in this prospectus on page 29. Moreover, while the Policy is in force and the premiums fully paid and prior to the death of the insured, it may be converted to any adjustable life policy with a fixed death benefit and fixed cash values which we may then offer. On conversion, the issue age and risk class of the insured shall be as stated in this Policy. For VAL '95, this conversion privilege is only available during the first 24 months from the original policy date, but comparable fixed insurance coverage can be obtained after 24 months from the original policy date by transferring all of the policy value to the guaranteed principal account and thereafter allocating all premiums to that account.

- --------------------------------------------------------------------------------
                                                 CONDENSED FINANCIAL INFORMATION
    The financial statements of The Minnesota Mutual Life Insurance Company and of Minnesota Mutual Variable Life Account may be found elsewhere in this prospectus.
    The table below gives per unit information about the financial history of each sub-account from the inception of each to December 31, 1994. This information should be read in conjunction with the financial statements and related notes of Minnesota Mutual Variable Life Account included in this prospectus.

                                                                                                          PERIOD FROM
                                                                                                          JUNE 1, 1987
                                                                                                         (COMMENCEMENT
                                                         YEAR ENDED                                      OF OPERATIONS)
                                                        DECEMBER 31,                                    TO DECEMBER 31,
                           1994        1993       1992       1991       1990       1989       1988            1987
                        ----------  ----------  ---------  ---------  ---------  ---------  ---------  ------------------
Growth Sub-Account:
  Unit value at
    beginning of
    period                  $1.788      $1.718      1.647      1.234      1.237      0.987      0.859          1.000
  Unit value at end of
    period                  $1.794      $1.788      1.718      1.647      1.234      1.237      0.987          0.859
  Number of units
    outstanding at end
    of period            9,964,217   6,671,352  3,703,167  1,251,845    511,276    257,995     98,047         11,899
Bond Sub-Account:
  Unit value at
    beginning of
    period                  $1.720      $1.567      1.477      1.262      1.184      1.056      0.994          1.000
  Unit value at end of
    period                  $1.634      $1.720      1.567      1.477      1.262      1.184      1.056          0.994
  Number of units
    outstanding at end
    of period            3,659,230   2,240,344  1,281,711    654,954    484,684    247,525     93,351          8,295
Money Market Sub-
 Account:
  Unit value at
    beginning of
    period                  $1.403      $1.373      1.337      1.274      1.188      1.100      1.038          1.000
  Unit value at end of
    period                  $1.447      $1.403      1.373      1.337      1.274      1.188      1.100          1.038
  Number of units
    outstanding at end
    of period            2,920,337   1,849,721  1,167,590    536,680    341,717    141,494     41,617          2,814
Asset Allocation Sub-
 Account:
  Unit value at
    beginning of
    period                  $1.828      $1.726      1.617      1.261      1.223      1.022      0.927          1.000
  Unit value at end of
    period                  $1.793      $1.828      1.726      1.617      1.261      1.223      1.022          0.927
  Number of units
    outstanding at end
    of period           23,769,797  18,341,417  8,943,507  2,587,520  1,202,183    408,152    181,732         62,173
Mortgage Securities
 Sub-Account:
  Unit value at
    beginning of
    period                  $1.800      $1.656      1.564      1.352      1.242      1.100      0.998          1.000
  Unit value at end of
    period                  $1.731      $1.800      1.656      1.564      1.352      1.242      1.100          0.998
  Number of units
    outstanding at end
    of period            3,250,971   2,419,453  1,471,984    555,964    241,631     95,633     32,351          4,520
Index 500 Sub-Account:
  Unit value at
    beginning of
    period                  $1.766      $1.617      1.514      1.173      1.226      0.945      0.819          1.000
  Unit value at end of
    period                  $1.778      $1.766      1.617      1.514      1.173      1.226      0.945          0.819
  Number of units
    outstanding at end
    of period            8,997,722   6,074,831  4,026,796  1,307,951    658,612    237,854     37,484          5,936

                                                                                                          PERIOD FROM
                                                                                                          JUNE 1, 1987
                                                                                                         (COMMENCEMENT
                                                         YEAR ENDED                                      OF OPERATIONS)
                                                        DECEMBER 31,                                    TO DECEMBER 31,
                           1994        1993       1992       1991       1990       1989       1988            1987
                        ----------  ----------  ---------  ---------  ---------  ---------  ---------  ------------------
Capital Appreciation
 Sub-Account:
  Unit value at
    beginning of
    period                  $2.059      $1.874      1.793      1.272      1.303      0.948      0.885          1.000
  Unit value at end of
    period                  $2.095      $2.059      1.874      1.793      1.272      1.303      0.948          0.885
  Number of units
    outstanding at end
    of period           12,929,134   9,082,661  5,053,453  1,689,614    802,456    181,898     74,444         17,514
International Stock
 Sub-Account:
  Unit value at
    beginning of
    period                  $1.332      $0.929      1.000*
  Unit value at end of
    period                  $1.321      $1.332      0.929
  Number of units
    outstanding at end
    of period           15,062,750   6,244,750  1,615,754
Small Company Sub-
 Account:
  Unit value at
    beginning of
    period                  $1.149      $1.000**
  Unit value at end of
    period                  $1.213      $1.149
  Number of units
    outstanding at end
    of period            7,074,933   1,261,521
Value Stock Sub-
 Account:
  Unit value at
    beginning of
    period                   1.000***
  Unit value at end of
    period                   1.035
  Number of units
    outstanding at end
    of period              971,938


  *The information for the sub-account is shown for the period May 1, 1992 to December 31, 1992. May 1, 1992 was the effective date of the 1933 Act Registration.

 **The information for the sub-account is shown for the period May 3, 1993 to December 31, 1993. May 3, 1993 was the effective date of the 1933 Act Registration.

***The information for the sub-account is shown for the period May 2, 1994 to December 31, 1994. May 2, 1994 was the effective date of the 1933 Act Registration.

- --------------------------------------------------------------------------------
                                                            GENERAL DESCRIPTIONS

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
    We are a mutual life insurance company organized in 1880 under the laws of Minnesota. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (612) 298-3500. We are licensed to do a life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada and Puerto Rico.

VARIABLE LIFE ACCOUNT
    A separate account called the Minnesota Mutual Variable Life Account was established on October 21, 1985, by our Board of Trustees in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission under the Investment Company Act of 1940, but such registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Variable Life Account. The separate account meets the definition of a "separate account" under the federal securities laws.
    We are the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Policies are general corporate obligations of Minnesota Mutual and thus our general assets back the Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the separate account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.
    The Variable Life Account currently has ten sub-accounts to which policy owners may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Fund.

MIMLIC SERIES FUND, INC.
    The Variable Life Account currently invests exclusively in MIMLIC Series Fund, Inc. (the "Fund"), a mutual fund of the series type. The Fund is registered with the Securities and Exchange Commission as a diversified, open-end management investment company, but such registration does not signify that the Commission supervises the management, or the investment practices or policies, of the Fund. The Fund issues its shares, continually and without sales charge, only to us and certain of our separate accounts including the Variable Life Account. Shares are sold and redeemed at net asset value.
    The Fund's investment adviser is MIMLIC Asset Management Company ("MIMLIC Management"). It acts as an investment adviser to the Fund pursuant to an advisory agreement. MIMLIC Management is a subsidiary of Minnesota Mutual.
    While MIMLIC Management acts as investment adviser to the Fund and its Portfolios, Winslow Capital Management Inc., a Minnesota corporation with principal offices in Minneapolis, Minnesota, has been retained under an investment sub-advisory agreement to provide investment advice to the Capital Appreciation Portfolio of the Fund. Similarly, Templeton Investment Counsel, Inc., a Florida corporation with principal offices in Fort Lauderdale, has been retained under an investment sub-advisory agreement to provide investment advice to the International Stock Portfolio of the Fund.
    The Fund currently has fourteen investment Portfolios, ten of which are available to the Variable Life Account. A series of the Fund's common stock is issued for each Portfolio. The assets of each Portfolio are separate from the others and each has different investment objectives and policies. Therefore, each Portfolio operates as a separate investment fund and the investment performance of one has no effect on the investment performance of any other Portfolio.
    All dividends and capital gains distributions from the Portfolios are automatically reinvested in shares of that Portfolio at net asset value.
    For more information on the Fund and its Portfolios, see "Summary--What investment options are available?" in this prospectus and the prospectus of the MIMLIC Series Fund, Inc. which is attached to this prospectus.

ADDITIONS, DELETIONS OR SUBSTITUTIONS
    We reserve the right to add, combine or remove any sub-accounts of the Variable Life Account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the Variable Life Account. The addition of any investment option will be made available to existing policy owners on such basis as may be determined by us.
    We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Life Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for Policies of this class, we may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing policy values and future premium payments. A substitution may be made only with any necessary approval of the Securities and Exchange Commission.
    We reserve the right to transfer assets of the Variable Life Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and of the Securities and Exchange Commission.
    We also reserve the right, when permitted by law, to de-register the Variable Life Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the policy owners, and to combine the Variable Life Account with one or more of our other separate accounts.
    Shares of the Portfolios of the Fund are also sold to other of our separate accounts, which are used to receive and invest premiums paid under our variable annuity contracts and variable life insurance policies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Minnesota Mutual nor the Fund currently foresees any such disadvantages either to variable life insurance policy owners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and contract owners and to determine what action, if any, should be taken in response thereto. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in Federal income tax laws, (3) changes in the investment management of any of the Portfolios of the Fund, or (4) differences in voting instructions between those given by policy owners and those given by contract owners.

SELECTION OF SUB-ACCOUNTS
    Although the purpose of the Policy is primarily to provide lifetime life insurance protection, a central objective is to provide benefits that will increase in value if favorable investment results are achieved. Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of long-term or short-term debt securities, even though common stocks have been subject to more dramatic changes in value over short periods of time. Accordingly, the common stock sub-accounts, growth or value, may be the more desirable option for policy owners who are willing to accept such short-term risks. The selection of the aggressive growth sub-account and the small company sub-account will tend to magnify such risks, as will the international stock sub-account, while the selection of the index sub-account will tend to match those risks with the performance of those common stocks included in the underlying index.
    On the other hand, the experience of the recent past has been sharply divergent from the long-term historical record. Short-term interest rates were, for a time, at a historically high level and for some period the prices of a diversified portfolio of equity securities were declining during a period when the cost of living was rising. The value of long-term bonds and mortgage securities have fallen and risen to a much greater extent than in the past. Some policy owners, who desire the greatest safety of principal, may prefer the money market sub-account, recognizing that the level of short-term rates may change rather rapidly. Some policy owners may wish to divide their funds among two or more sub-accounts. Some may wish to rely on MIMLIC Management's judgment for an appropriate asset mix by choosing the asset allocation sub-account. You must make a choice, taking into account how willing you might be to accept investment risks and the manner in which your other assets are invested.

THE GUARANTEED PRINCIPAL ACCOUNT
    The guaranteed principal account is a general account option. You may allocate net premiums and may transfer your actual cash value subject to Policy limitations to the guaranteed principal account which is part of Minnesota Mutual's general account.
    Because of exemptive and exclusionary provisions, interests in Minnesota Mutual's general account have not been registered under the Securities Act of 1933, and the general account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the guaranteed principal account nor any interest therein are subject to the provisions of these Acts, and Minnesota Mutual has been advised that the staff of the SEC does not review disclosures relating to it. Disclosures regarding the guaranteed principal account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws relating to the accuracy and completeness of statements made in prospectuses.
    This prospectus describes a Variable Adjustable Life insurance policy and is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the sub-accounts of the Variable Life Account. For complete details regarding the guaranteed principal account, please see the Variable Adjustable Life Policy.
    GENERAL DESCRIPTION Minnesota Mutual's general account consists of all assets owned by Minnesota Mutual other than those in the Variable Life Account and any other separate accounts which Minnesota Mutual may establish. The guaranteed principal account is that portion of the general assets of Minnesota Mutual which is attributable to this Policy and policies of this class, exclusive of policy loans. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit of contracts of this class. Allocations to the guaranteed principal account become part of the general assets of Minnesota Mutual and are used to support insurance and annuity obligations. Subject to applicable law, Minnesota Mutual has sole discretion over the investment of assets of the general account. Policy owners do not share in the actual investment experience of the assets in the general account.
    A portion or all the net premiums may be allocated or transferred to accumulate at a fixed rate of interest in the guaranteed principal account. Such amounts are guaranteed by Minnesota Mutual as to principal and a minimum rate of interest. Transfers from the guaranteed principal account to the sub-accounts of the Variable Life Account are subject to certain limitations with respect to timing and amount.
    GENERAL ACCOUNT VALUE Minnesota Mutual bears the full investment risk for amounts allocated to the guaranteed principal account and guarantees that interest credited to each policy owner's actual cash value in the guaranteed principal account will not be less than an annual rate of 4 percent without regard to the actual investment experience of the general account. Consequently, if a policy owner allocates all net premiums only to the guaranteed principal account, and if all scheduled premiums are paid when due, there is no policy adjustment, and we deduct the maximum cost of insurance charges and all other charges as set forth in this Policy, then the actual cash value will be at least equal to the tabular cash value of the Policy. Minnesota Mutual may, at its sole discretion, credit a higher rate of interest, "excess interest," although it is not obligated to credit interest in excess of 4 percent per year, and might not do so. Any interest credited on the Policy's actual cash value in the guaranteed principal account in excess of the guaranteed minimum rate per year will be determined at the sole discretion of Minnesota Mutual. The policy owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.
    Even if excess interest is credited to the actual cash value in the guaranteed principal account, no excess interest will be credited to that portion of the policy value which is in the loan account in the general account. However, such loan account will be credited interest at a rate which is not less than the policy loan interest rate minus 2 percent per annum.

- --------------------------------------------------------------------------------
DETAILED INFORMATION ABOUT THE
- --------------------------------------------------------------------------------
VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

ADJUSTABLE LIFE INSURANCE
    VARIABLE ADJUSTABLE LIFE This Policy is similar to a Minnesota Mutual conventional life insurance product known as "adjustable life". This Policy, like conventional adjustable life insurance, permits you to determine the amount of life insurance protection you need and the amount of money you can afford to pay. Based on your selection of any two of the three components of a Policy--face amount, premium and plan--we will then calculate the third. Thus, adjustable life allows you the flexibility to custom-design a Policy to meet your needs. Theoretically, each Policy can be unique because of the different combinations of age, amount of life insurance protection and premium. In addition, adjustable life is designed to adapt to your changing needs and objectives by allowing you to change your Policy after issue. The face amount and premium level, and thus the plan of insurance, may be adjusted by you, subject to the limitations described herein, so long as the Policy remains in force.
    FLEXIBILITY AT ISSUE The Policy offered by this prospectus provides the same type of flexibility found in conventional adjustable life. Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or face amount that you wish. This flexibility results in a broad range of plans of insurance. Generally speaking, a plan, when used with respect to the Policies, refers to the level of cash value accumulation assumed in the design of the Policy and, for whole life plans, the period of coverage over which you will have to pay premiums.
    Whole life insurance plans provide life insurance in an amount at least equal to the initial face amount at the death of the insured whenever that occurs. Premiums may be payable for a specified number of years or for the life of the insured. Whole life insurance plans contemplate an eventual cash value accumulation, at or before the insured's age 100, equal to the net single premium required for that face amount of insurance. The net single premium for a whole life insurance plan is the amount of money that is necessary, at the insured's attained age, to pay for all future guaranteed cost of insurance charges for the entire lifetime of the insured without the payment of additional premium. This determination assumes that the current face amount of the Policy will be constant and that the Policy will perform at its assumed rate of return.
    Protection insurance plans provide life insurance in an amount at least equal to the initial face amount at the death of the insured for a specified period. Protection plans of insurance assume an eventual exhaustion of cash value at the end of that period, except for the cash value associated with a residual amount of insurance coverage at the end of the initial protection period. Under this Policy, after that initial protection period, insurance coverage in a reduced amount is available for the lifetime of the insured.
    The "greater" your plan of insurance, the larger the policy values you may expect to be available for investment in the Fund Portfolios, loans or partial surrenders and, for whole life plans of insurance, the shorter the period of time for which you will have to pay premiums. Under the Policy, the highest premium amount permitted at the time of issue, or the maximum plan of insurance, for a specific face amount is one which will provide a fully paid-up Policy after the payment of ten annual premium payments. A Policy is paid-up when its policy value is such that no further premiums are required to provide the face amount of insurance coverage for the life of the insured, provided there is no policy indebtedness.
    Examples of such whole life plans include Policies which become paid-up upon the payment of a designated number of annual premiums, such as ten pay life or twenty pay life, or Policies which become paid-up at a designated age of the insured, such as paid-up at 65. If you select a premium level for a specific face amount which would cause the Policy to become paid-up at other than a policy anniversary, you will be required to pay scheduled premiums until the policy anniversary immediately following the date the Policy is scheduled to become paid-up. The Policy will be issued with a scheduled increase in face amount to reflect the fact that the scheduled premiums were in excess of the premiums required to have a paid-up Policy for the initial face amount of coverage.
    If you select a premium amount which is less than the premium required for a whole life plan or, in other words, if you select a protection plan of insurance, the face amount of insurance provided by the Policy will not be level during the whole lifetime of the insured. In that instance, the initial face amount will be in effect until the Policy's tabular cash value, i.e., the cash value which is assumed in designing the Policy and which would be guaranteed in a conventional fixed-benefit policy, is exhausted. At that time a lower amount of insurance will become effective, such amount being calculated on the basis of the continued payment of the scheduled premiums and a whole life plan of insurance. The result is that the Policy, on issue, will have an initial guaranteed death benefit extending to a stated age. In addition, a lower death benefit is illustrated, which is guaranteed thereafter for the life of the insured.
    If, at the time of a scheduled reduction in face amount under a protection type plan of insurance, the policy value has not been exhausted, a new face amount will be determined to reflect that value. The new face amount will also be based upon the continued payment of the scheduled premium and a whole life plan of insurance. Because the existing policy value, if any, is used in determining the new face amount, there is no loss of benefits realized from:

(1) Previous investment performance more favorable than the assumed annual net rate of 4 percent, or

(2) Any cost of insurance charges less than those assumed in the mortality tables on which tabular cash values are based.

    At the time of a scheduled reduction in face amount under a protection type plan absent any other instructions, a policy adjustment will be made to maintain the current face amount of the Policy. For the kinds of changes available under the Policies, please see the heading "Policy Adjustments" immediately following. This will result in the recalculation of the plan of insurance.
    For example, if a standard risk VAL '95 Policy were issued with a face amount of $100,000 and an annual premium of $926, the plan of insurance for a male non-smoker insured age 45 at issue would be full coverage until age 65, at which time the face amount would be reduced to $14,701 guaranteed for the whole of life. If we assume a hypothetical gross annual investment return of 8 percent, the Cash Option death benefit, current mortality charges, no loans, and no policy adjustments, the policy value of the Policy at age 65 would be $16,015. Based on this policy value, a whole life plan, and the continued payment of the $926 premium, the face amount would be reduced to $42,417 guaranteed thereafter for the whole of life.
    The table below shows the policy values and death benefits for the Policy described in the above example, if the scheduled reduction is allowed to occur, which is twenty years after issue.

                              SCHEDULED REDUCTION

                                                                                     GUARANTEED
                                                                                      MINIMUM
  POLICY        ATTAINED         ANNUAL      POLICY VALUE      DEATH BENEFIT       DEATH BENEFIT
   YEAR            AGE           PREMIUM      END OF YEAR    BEGINNING OF YEAR        AT ISSUE
- -----------  ---------------  -------------  -------------  --------------------  ----------------
         5             50       $     926     $     2,084       $    100,000        $    100,000
        10             55             926           5,905            100,000             100,000
        15             60             926          10,759            100,000             100,000
        20             65             926          16,015            100,000             100,000
        21             66             926          17,699             42,417              14,701
        22             67             926          19,498             42,417              14,701
        23             68             926          21,425             42,417              14,701
        24             69             926          23,495             42,417              14,701
        25             70             926          25,727             42,417              14,701

    Alternately, for the VAL '95 Policy above we will make a policy adjustment effective the same date as the scheduled reduction to maintain the $100,000 face amount and the $926 premium. The new guaranteed plan of insurance would be full coverage until age 74, at which time the face amount would be reduced to not less than $9,457, again with the face amount guaranteed for the whole of life.
    The following table shows the policy values and death benefits when a policy adjustment to maintain the initial face amount is automatically done after twenty years.

                               POLICY ADJUSTMENT

                                                                                     GUARANTEED
                                                                                      MINIMUM
  POLICY        ATTAINED         ANNUAL      POLICY VALUE      DEATH BENEFIT       DEATH BENEFIT
   YEAR            AGE           PREMIUM      END OF YEAR    BEGINNING OF YEAR       ADJUSTMENT
- -----------  ---------------  -------------  -------------  --------------------  ----------------
         5             50       $     926     $     2,084       $    100,000        $    100,000
        10             55             926           5,905            100,000             100,000
        15             60             926          10,759            100,000             100,000
        20             65             926          16,015            100,000             100,000
        21             66             926          17,044            100,000             100,000
        22             67             926          18,064            100,000             100,000
        23             68             926          19,077            100,000             100,000
        24             69             926          20,081            100,000             100,000
        25             70             926          21,080            100,000             100,000

    The lowest annual base premium allowed for any plan of insurance is $300. Subject to this limitation, the lowest premium you may choose for any specific amount of life insurance protection is a premium which will provide a level death benefit for a period which shall be the longer of ten years from the policy issue date or five years from the date of a policy adjustment. If the insured's age at original issue is over age 55, the minimum plan of protection will be less than ten years, as described in the table below:

                                    MINIMUM PLAN
   ISSUE AGE                         (IN YEARS)
- ---------------                    ---------------
      56                                    9
      57                                    8
      58                                    7
      59                                    6
60 or greater                               5

This is the minimum plan of insurance for any given face amount. The minimum initial face amount on a Policy is $50,000.

POLICY ADJUSTMENTS
    Adjustable life insurance policies allow an owner to change the premium, face amount or the plan of insurance of the Policy after it is issued. Subject to the limitations described more fully below, you can at any time change the face amount of your Policy or your scheduled premium. A change in scheduled premium or face amount will usually result in a change in the plan of insurance. Depending upon the change you request, the premium paying period may be lengthened or shortened for whole life plans or the plan may be converted from a whole life plan to a protection type plan which provides for a scheduled reduction in face amount at a future date. For Policies having a protection type plan, a change in face amount or premium may convert the Policy to a whole life plan by eliminating the scheduled decrease in face amount or it may change the time at which the decrease is scheduled to occur.
    Changes in premium, face amount or the plan of insurance are referred to as policy adjustments. They may be made singly or in combination with one another. There are also four other types of policy adjustments: (1) a partial surrender of a Policy's cash value; (2) an adjustment so that there are no further scheduled base premiums; (3) an automatic adjustment at the point when the face amount is scheduled to decrease; and (4) an automatic adjustment made under VAL '95 upon the change in the death benefit option at the policy anniversary nearest the insured's age 70. When a Policy is adjusted, we compute a new plan of insurance, face amount or premium amount, if any. If a partial surrender of actual cash value is made, the Policy will be automatically adjusted to a new face amount which will be equal to the old face amount less the amount of the partial surrender, unless a different face amount is requested or required to satisfy the restrictions on adjustability described below. An adjustment providing for no further scheduled base premium payments, regardless of whether the Policy is paid-up, is also referred to as a "stop premium" mode and is described under the caption "Avoiding

Lapse" on page 22 of this prospectus. At the point when the face amount is scheduled to decrease, an adjustment may be made to maintain the current face amount and premium of the Policy, as described on page 17. Certain adjustments may cause a Policy to become a modified endowment contract. See "Federal Tax Status" for a description of the federal tax treatment of modified endowment contracts.
    In computing either a new face amount or new plan of insurance as a result of an adjustment, we will make the calculation on the basis of the higher of the Policy's "policy value" or its "tabular cash value" at the time of the change. The "policy value" is the actual cash value of the Policy plus the amount of any policy loan, while the "tabular cash value" is what the actual cash value of the Policy would have been if all scheduled premiums were paid annually on the premium due date, there were no policy adjustments or policy loans, any percentage increase in the actual cash value matched the Policy's assumed rate of return, the net investment experience of the sub-accounts selected by the owner or the interest credited to the guaranteed principal account matched the policy's assumed rate of return, the maximum cost of insurance charges were deducted once at the end of the policy year and other charges provided for in the Policy were deducted. See, for a further description of these values, the sections "Policy Values" and "Variations in Death Benefit" in this prospectus on pages 23 and 26. If the policy value is higher than the tabular cash value, a policy adjustment will translate the excess value into enhanced insurance coverage, as either a higher face amount or an improved plan of insurance. If the policy value is less than the tabular cash value, use of the tabular cash value insures that the Policy's guarantee of a minimum death benefit is not impaired by the adjustment.
    Any adjustment will result in a redetermination of a Policy's tabular cash value. For a further discussion of the tabular cash value, see the heading "Variations in Death Benefit" in this prospectus on page 26. After adjustment, the tabular cash value shall be equal to the greater of the policy value or the tabular cash value prior to that adjustment, plus any nonrepeating premium paid at the time of the adjustment and minus the amount of any partial surrender made at the time of the adjustment.
    On adjustment, you may request a new Policy face amount. In the absence of instructions to the contrary, we will calculate the face amount after adjustment depending on the Policy's death benefit option, the type of adjustment, and whether the Policy is a VAL '95 or a VAL '87. With both VAL '87 and VAL '95, if the Policy has the Cash Option death benefit the new face amount will be equal to the face amount of the Policy less the amount of any partial surrender made as part of the adjustment. With a VAL '87 Policy with the Protection Option death benefit the face amount after adjustment shall be equal to the greater of the face amount of the Policy or the death benefit provided by the Policy immediately prior to the adjustment, less the amount of any partial surrender made as part of the adjustment. With a VAL '95 Policy with the Protection Option death benefit the face amount after adjustment will be equal to the face amount of the Policy immediately prior to the adjustment.
    To illustrate the operation of an adjustment, consider a standard risk VAL '95 Policy issued with a face amount of $100,000 and an annual premium of $926 to a male non-smoker insured age 45. If we assume a hypothetical gross annual investment return of 8 percent, the Protection Option death benefit, current mortality charges, no loans, and no policy adjustments, the policy value of the Policy at age 50 would be $2,070 and the Policy's tabular cash value would be $1,680. Assume the owner requests a policy adjustment to increase the scheduled premium to $1,500, but does not specify the face amount. As described above, we compare the policy value less the charge on adjustment to the tabular cash value to determine the policy value to be used in the plan of insurance calculation. In this example, the policy value (less the charge on adjustment) is greater than the tabular cash value, so the policy value is used. The tabular cash value is then set equal to the policy value. The policy adjustment would therefore result in a face amount of $100,000, a scheduled premium of $1,500, and a plan of insurance of full coverage until age 74, at which time the face amount would be scheduled to reduce to $14,980.

    The table below shows the tabular cash values, policy values and death benefits for the first ten years of the example described.

                                       END OF YEAR
              ATTAINED     ANNUAL     TABULAR CASH    END OF YEAR    BEGINNING OF YEAR
POLICY YEAR     AGE        PREMIUM        VALUE      POLICY VALUE      DEATH BENEFIT
- -----------  ----------  -----------  -------------  -------------  --------------------
         1       46       $     926     $       0      $      13        $    100,000
         2       47             926           437            475             100,013
         3       48             926           865            944             100,475
         4       49             926         1,280          1,476             100,944
         5       50             926         1,680          2,070             101,476
         6       51           1,500         2,838          2,921             102,070
         7       52           1,500         3,763          4,038             102,921
         8       53           1,500         4,681          5,271             104,038
         9       54           1,500         5,587          6,615             105,271
        10       55           1,500         6,473          8,063             106,615

    All of these changes may be accomplished under a single Policy. There is no need to surrender the Policy or purchase a new one simply because of a change in your insurance needs. Whenever adjustments are made, new policy information pages will be provided. These pages state the new face amount, scheduled premium, plan of insurance, attained age and tabular cash value.

NONREPEATING PREMIUMS    The Policy also allows a policy owner to pay a premium
called a nonrepeating premium. This payment of premium is in addition to the scheduled premium payments called for by the terms of the Policy. While the payment of a nonrepeating premium does not cause an adjustment to the Policy, any such payment will be reflected in the tabular cash value of the Policy at issue or upon any later adjustment. The payment of a nonrepeating premium will increase the policy values you have available for investment in the Fund. With VAL '95, we may impose additional restrictions or refuse to permit nonrepeating premiums in our discretion.

RESTRICTIONS ON ADJUSTMENTS    Adjustments can be made on any monthly
anniversary of the policy date. You may request a policy adjustment by completing an application for adjustment. Adjustments will not apply to any additional benefit agreements which are attached to your Policy. Any adjustment will be effective on the date that it is approved by us and recorded at our home office.
    An adjustment must satisfy certain limitations on premiums, face amount and plan. Other limitations on adjustments and combinations of adjustments may also apply. The current limits on adjustments are those described here. We reserve the right to change these limitations from time to time.
    An adjustment may not result in more than a paid-up whole life plan for the then current face amount. After age 80, increases in face amount requiring evidence of insurability will not be allowed.
    Any adjustment for a change of premium must result in a change of the annual premium of at least $100. Currently, we will waive this limitation for changes in premium which are the result of a face amount change under the Cost of Living Agreement. Any adjustment involving an increase in premium may not result in a whole life plan of insurance requiring the payment of premiums for less than ten years or to age 100, if less. In addition, any Policy adjustment, other than a change to a stop premium, must result in a Policy with an annual base premium of at least $300.
    Any adjustment for a change of the face amount must result in a change of the face amount of at least $5,000, except for face amount changes which are the result of a Cost of Living Agreement change, a partial surrender under the Policy or face amount changes which are required to satisfy limitations pertaining to plans of insurance.
    After adjustment, other than an automatic adjustment at the point when the face amount is scheduled to decrease, an automatic adjustment made under VAL '95 upon the change to the Cash Option death benefit at the insured's age 70, or adjustment to stop premium, the Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) ten years from the date of issue. If the insured's age at original issue is over age 55, the minimum plan of protection will be less than ten years from the policy issue date, as described on page 14. An automatic adjustment at the point when the face amount is scheduled to decrease or an adjustment to stop premium requires that a Policy have an actual cash value at the time of the adjustment as would be sufficient to keep the Policy in force until the next policy anniversary.
    As an example of the operation of the plan limitation on policy adjustment, assume a minimum plan VAL '95 Policy issued to a standard non-smoker risk male at age 40 with a level face amount of $100,000 for a period of ten years (until age 50) on a protection type plan for an annual premium of $428. Assume also that the Policy has a policy value equal at all times to its tabular cash value. If at the end of five years (at age 45) the policy owner wished to decrease the premium so as to reduce the period before a scheduled reduction in face amount took place from age 50 to age 49, the adjustment would not be allowed because a face amount decrease at age 49 would be only four years from the date of the policy adjustment, and nine years from the date of issue. On the other hand, if the owner wished to postpone a scheduled reduction in face amount until age 65 by increasing the premium of the Policy to $835 for the same initial face amount, the adjustment would be permitted because the face amount decrease would occur 25 years from the original issue date and 20 years from the date of adjustment, both periods of time which are within the policy adjustment limitations on plans of insurance.
    The plan limitations apply for each type of adjustment. Consider a situation similar to the one above except that the Policy has an initial face amount of $200,000. In that case the annual premium for a minimum plan of ten years (before the scheduled reduction in face amount) would be $800. If the policy owner wished to make a partial surrender of $500 at the end of five years, the surrender would not be permitted without either an increase in premium or a further reduction in face amount, since the annual premium of $800 would support the adjusted face amount of $199,500 for only two more years from the point of adjustment. This resulting plan would be less than the minimum plan of five years. If the owner elected to increase the premium in order to maintain the new face amount of $199,500, the new premium would have to be sufficient to continue the new face amount for an additional five years from the policy adjustment date.
    Similarly, if the owner requested a reduction in face amount below $199,500 in order to satisfy the limitations pertaining to plans of insurance, the new face amount would have to continue for an additional five years, which is ten years from the date the Policy was issued. As indicated, a face amount change made for the purpose of bringing an adjustment into compliance with the plan limitation will not be subject to the usual minimum face amount change requirement of $5,000. A partial surrender may often require a reduction in face amount by more than the amount of the surrender in order to satisfy plan limitations.

PROOF OF INSURABILITY    All adjustments resulting in an increase in face amount
require proof of insurability except for those made pursuant to a face amount increase agreement attached to the Policy or a Cost of Living Agreement described below. In addition, proof of insurability is required for partial surrenders where, at the request of the policy owner, no reduction is made in the Policy's death benefit. Decreases in face amount or premium and increases in premium not resulting in any increase in death benefit do not require evidence of insurability. With VAL '87, the payment of a nonrepeating premium will require evidence of insurability when the Protection Option death benefit option is in effect or if the Policy is paid-up at the time of payment. With VAL '95, we may require evidence of insurability when a nonrepeating premium is paid if the death benefit of your Policy increases as a result of the payment of a nonrepeating premium.

CHARGES IN CONNECTION WITH POLICY ADJUSTMENTS    In connection with a policy
adjustment, we will make a special $25 charge to cover the administrative costs associated with processing the adjustment. If, however, the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $25 or 2 percent of the amount surrendered. In addition, because of the underwriting and selling expenses anticipated for any change resulting in an increase in premium, we will assess a new first year sales load on any increase in premium on adjustment. We will also assess an underwriting charge on any increase in face amount requiring evidence of insurability. See, for a further description of these charges, the section "Policy Charges" in this prospectus on page 29. Limiting the first year sales load and underwriting charge to the increased premium or face amount is in substance the equivalent of issuing a new Policy for the increase. A policy adjustment will always be more favorable than the purchase of a second Policy for the increased amount since there is no duplication of administrative charges. A policy adjustment will always be more favorable than the application for a new Policy for the entire amount since there is no duplication of the first year sales load or underwriting charges.

    The chart below illustrates the kinds of changes that may be made as a policy adjustment and the effect of each.

IF YOU MAKE THIS KIND OF                               IT WILL DO THIS:
ADJUSTMENT,

  If you. . .
  Decrease the current    while the premium remains    then: a scheduled decrease in
  face amount...........  the same...................  the current face amount, if
  or                      while the premium            any, will take place at an
  Retain the current      increases..................  increased age of the insured;
  face amount...........                               a scheduled decrease in the
                                                       face amount will be
                                                       eliminated; or the premium
                                                       paying period will be
                                                       shortened.

  If you. . .
  Increase the current    with no increase in          then: a scheduled decrease in
  face amount...........  premium....................  the current face amount, if
  or                      while the premium            any, will take place at a
  Retain the current      decreases..................  decreased age of the insured;
  face amount...........  while the premium and face   a scheduled decrease in the
  or                      amount remain the same.....  face amount will occur; or
  Make a partial                                       the premium paying period
  surrender.............                               will be lengthened.

  If you. . .
  Stop base premium.....  while the face amount        then: a scheduled decrease in
                          remains the same...........  the current face amount, if
                                                       any, will take place at a
                                                       decreased age of the insured
                                                       and no insurance will be
                                                       provided after the decrease;
                                                       or, a scheduled decrease in
                                                       the face amount will occur.
                                                       However, for VAL '95, you
                                                       must continue to pay the
                                                       charge for a sub-standard
                                                       risk, or your Policy will
                                                       lapse.

    You may request a description of the effect of other types or combinations of adjustments from us.

APPLICATIONS AND POLICY ISSUE
    Persons wishing to purchase a Policy must send a completed application to us at our home office. The minimum face amount we will issue on a Policy is $50,000 and we require an annual base premium on each Policy of at least $300. The minimum plan of insurance at policy issue is a protection plan which has a level death benefit for a period of ten years. If the insured's age at original issue is over age 55, the minimum plan of protection will be less than ten years from the Policy issue date, as described on page 14. The Policy must be issued on an insured under the age of 80. Before issuing any Policy, we require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who satisfy the underwriting requirements are offered the most favorable premium rates, while a higher premium is charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.
    If we accept an application, accompanied by a check for all or at least one-twelfth of the annual premium, the policy date will be the issue date, which is the date the decision to accept the application and issue the Policy is made. The policy date will be used to determine subsequent policy anniversaries and premium due dates.
    If we accept an application NOT accompanied by a check for the initial premium, a Policy will be issued with a policy date which is 15 days after the issue date. The 15 day period has been determined to be the normal time during which delivery of the Policy to the policy owner is expected to occur. We/or our agent must receive the initial premium within 60 days after the issue date. No life insurance coverage is provided until the initial premium is paid. If the initial premium is paid after the policy date (and the policy date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. Therefore, in such circumstance you should consider requesting a current policy date, I.E., the date on which our home office receives the premium. You will be sent updated policy pages to reflect the change in policy date. This request should be made at or prior to the time you pay the initial premium.
    In certain circumstances it may be to your advantage to have the policy date be the same as the issue date in order to preserve an issue age on which premium rates are based. In that case, all premiums due between the issue date and the date of delivery of the Policy must be paid on delivery.
    When the Policy is issued, the face amount, premium, tabular cash values and a listing of any supplemental agreements are stated on the policy information pages of the policy form, page 1.

POLICY PREMIUMS
    The Policies have a level premium throughout the life of the insured or until the Policy becomes paid-up. We guarantee that we will not increase the amount of premiums for a Policy in force. Subject to the limitations discussed under the heading "Restrictions on Adjustments" in this prospectus on page 16, you may choose to adjust the Policy at any time and alter the amount of future premiums.
    In addition to scheduled premiums, you may pay a nonrepeating premium. For VAL '95, we may refuse to accept a nonrepeating premium. The maximum nonrepeating premium we will accept is the amount sufficient to change your Policy to a paid-up whole life policy for the then current face amount. The minimum nonrepeating premium is $500. We will waive this minimum amount for nonrepeating premiums if you make arrangements for the payment of a nonrepeating premium through an automatic bank check plan and the amount of each such payment under that plan is an amount of at least $200. We will bill for nonrepeating premiums in connection with Policies having a minimum base premium of at least $2,400. The minimum nonrepeating premium in those circumstances remains at $500. With VAL '95 we may impose additional restrictions or refuse to permit nonrepeating premiums in our discretion.
    The payment of a nonrepeating premium may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The amount of premium required for a Policy will depend on the Policy's initial face amount, the plan of insurance, the insured's age at issue, sex, risk classification, smoking status and the additional benefits associated with the Policy.

    The first premium is due as of the policy date and must be paid on or before your Policy is delivered. Between the date we receive an initial premium for the Policy, either a full first premium or a partial premium, and the date insurance coverage commences under the Policy, the life of the insured may be covered under the terms of a conditional insurance agreement. All scheduled premiums after the first premium are payable on or before the date they are due and must be mailed to us at our home office. In some cases, you may elect to have premiums paid automatically under our automatic bank check plan through pre-authorized transfers from a bank checking account or such other account as may be approved by your bank.
    Scheduled premiums on the Policy are payable during the insured's lifetime on an annual, semi-annual, quarterly or monthly basis on the due dates set forth in the Policy. For this purpose, a scheduled premium may be paid no earlier than twenty days prior to the date that it is due. For premiums paid after the due date, see the paragraph following the heading "Lapse" in this section of the prospectus.
    With VAL '87, charges for additional benefits are deducted from premiums to calculate base premiums. From base premiums we deduct charges assessed against premiums and nonrepeating premiums, to calculate net premiums. With VAL '95, charges for additional benefits and for sub-standard risks are deducted from premiums to calculate base premiums. From base premiums we deduct charges assessed against premiums and nonrepeating premiums to calculate net premiums.
    Net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, are allocated to the guaranteed principal account or sub-accounts of the Variable Life Account which, in turn, invest in Fund shares.
    You make your selection on your application for the Policy. You may change your allocation instructions for future premiums by giving us a written request. The allocation to the guaranteed principal account or to any sub-account of the Variable Life Account must be at least 10 percent of the net premium. We reserve the right to delay the allocation of net premiums to named sub-accounts for a period of 30 days after Policy issue or an adjustment. If we exercise this right, net premiums will be allocated to the Money Market sub-account until the end of that period. This right, which has not been implemented to date, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce market risk during the free look period.
    We reserve the right to restrict the allocation of premiums to the guaranteed principal account. If we do so, no more than 50 percent of the net premium may be allocated to the guaranteed principal account. Currently, we do not exercise such a restriction, and this restriction is not applicable when you are allocating all of your premiums to the guaranteed principal account as a conversion privilege.
    The Policy allows for transfers of the actual cash value between the guaranteed principal account and the Variable Life Account or among the sub-accounts of the Variable Life Account. You may request a transfer at any time or you may arrange in advance for systematic transfers: transfers of specified dollar or unit value amounts to be made periodically among the sub-accounts and the guaranteed principal account. The amount to be transferred to or from a sub-account or the guaranteed principal account must be at least $250. If the balance is less than $250, the entire actual cash value attributable to that sub-account or the guaranteed principal account must be transferred. If a transfer would reduce the actual cash value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining sub-account actual cash value in the amount transferred. We will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which your written or telephone request is received at our home office. A transfer is subject to a transaction charge, not to exceed $10, for each transfer of actual cash value among the sub-accounts and the guaranteed principal account. Currently, there is a charge only for non-systematic transfers in excess of four per year. None of these requirements will apply when you are transferring all of the policy value to the guaranteed principal account as a conversion privilege.
    Your instructions for transfer may be made in writing or you, or a person authorized by you, may make such changes by telephone. To do so, you may call us at (612) 298-3737 between the hours of 8:00 a.m. and 4:30 p.m., Central Time, our regular business hours. Policy owners may also submit their requests for transfer, surrender or other transactions to us by facsimile (FAX) transmission. Our FAX number is
(612) 223-4194.
    Transfers made pursuant to a telephone call are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, policy owners may experience difficulty in implementing a telephone transfer due to a heavy volume of telephone calls. In such a circumstance, policy owners should consider submitting a written transfer request while continuing to attempt a telephone redemption. We reserve the right to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, telephone transfer privileges. For more information on telephone transfers, contact us.
    While for some policy owners we have used a form to pre-authorize telephone transactions, we now make this service automatically available to all policy owners. We will employ reasonable procedures to satisfy ourselves that instructions received from policy owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves in those telephone conversations through policy numbers, social security numbers and such other information as we may deem to be reasonable. We record telephone transfer instruction conversations and we provide the policy owners with a written confirmation of the telephone transfer.
    The maximum amount of actual cash value to be transferred out of the guaranteed principal account to the sub-accounts of the Variable Life Account may be limited to 20 percent of the guaranteed principal account balance. Transfers to or from the guaranteed principal account may be limited to one such transfer per policy year. Neither of these restrictions will apply when you are transferring all of the policy value to the guaranteed principal account as a conversion privilege.
    Transfers from the guaranteed principal account must be made by a written or telephone request. It must be received by us or postmarked in the 30-day period before or after the last day of the policy year. Written requests for transfers which meet these conditions will be effective after we approve and record them at our home office. Currently, we do not impose such restrictions.
    In the case of a transfer, the charge is assessed against the amount transferred.

LAPSE    Your Policy may lapse in one of two ways: (1) if a scheduled premium is not paid; or (2) if there is no actual cash value when there is a policy loan.
    As a scheduled premium policy, your Policy will lapse if a premium is not paid on or before the date it is due or within the 31-day grace period provided by the Policy. You may pay that premium during the 31-day period immediately following the premium due date. Your premium payment, however, must be received in our home office within the 31-day grace period. The insured's life will continue to be insured during this 31-day period.
    With VAL '95, if a Policy covers an insured in a sub-standard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable notwithstanding the adjustment to a stop premium mode. As with any scheduled premium, failure to pay the premium for the sub-standard risk within the grace period provided will cause the Policy to lapse.
    If scheduled premiums are paid on or before the dates they are due or within the grace period, absent any policy loans, the Policy will remain in force even if the investment results of the sub-accounts have been so unfavorable that the actual cash value has decreased to zero. However, should the actual cash value decrease to zero while there is an outstanding policy loan the Policy will lapse, even if the Policy was paid-up and all scheduled premiums had been paid.
    If the Policy lapses because not all scheduled premiums have been paid or if a Policy with a policy loan has no actual cash value, we will send you a notice of default that will indicate the payment required to keep the Policy in force on a premium paying basis. If the payment is not received within 31 days after the date of mailing the notice of default, the Policy will terminate or the nonforfeiture benefits will apply. For more information on lapse, see "Avoiding Lapse" on page 22.
    If at the time of any lapse a Policy has a surrender value, that is, an amount remaining after subtracting from the actual cash value all unpaid policy charges, it will be used to purchase extended term insurance. The extended term benefit is a fixed life insurance benefit calculated on the 1980 Commissioners Standard Ordinary Mortality Tables with

4 percent interest. As an alternative to the extended term insurance, you may have the surrender value paid to you in a single sum payment, thereby terminating the Policy. Unless you request a single sum payment of your surrender value within 62 days of the date of the first unpaid premium, we will apply it to purchase extended term insurance on the insured's life.
    The duration of the extended term benefit is determined by applying the surrender value of your Policy as of the end of the grace period as a net single premium to buy fixed benefit term insurance. The extended term benefit is not provided through the Variable Life Account and the death benefit will not vary during the extended term insurance period. The amount of this insurance will be equal to the face amount of your Policy, less the amount of any policy loans at the date of lapse. During the extended term period a Policy has a surrender value equal to the reserve for the insurance coverage for the remaining extended term period. At the end of the extended term period all insurance provided by your Policy will terminate and the Policy will have no further value.
    You may arrange for automatic premium loans to keep the Policy in force in the event that a scheduled premium payment is not made. For more information on this option, please see the heading "Policy Loans" in this prospectus on page 26.

REINSTATEMENT    At any time within three years from the date of lapse you may ask us to restore your Policy to a premium paying status unless the Policy terminated because the surrender value has been paid or the period of extended insurance has expired. We will require:

(1) your written request to reinstate the Policy;

(2) that you submit to us at our home office during the insured's lifetime evidence satisfactory to us of the insured's insurability so that we may have time to act on the evidence during the insured's lifetime; and

(3) at our option a premium payment which is equal to all overdue premiums with interest at a rate not to exceed 8 percent per annum compounded annually and any policy loan in effect at the end of the grace period following the date of default with interest at a rate not exceeding 8 percent per annum compounded annually. At the present time we do not require the payment of all overdue premiums.

    After a lapse and reinstatement, the reinstated Policy may be adjusted. The standard minimum requirements for adjustments will continue to apply, as described under the section "Restrictions on Adjustments" in this prospectus on page 16.

AVOIDING LAPSE    If your Policy has sufficient loan value, you can avoid a
lapse due to the failure to pay a scheduled premium by arranging for an automatic premium loan. The effect of a policy loan on policy values and the restrictions applicable thereto are described under the caption "Policy Loans" on page 26 of this prospectus. An automatic premium loan is particularly advantageous for a policy owner who contemplates early repayment of the amount loaned, since it permits the policy owner to restore policy values without additional sales and underwriting charges. Automatic premium loans for the long term are generally not advantageous.
    You may also avoid a lapse due to the failure to pay a scheduled premium by adjusting your Policy to a stop premium mode. The greater of your policy value or tabular cash value will be used to determine a new plan of insurance based on the greater of the then current face amount or death benefit of the Policy and the assumption that no further premiums will be paid. The new plan may be a term or protection plan, but unlike other term plans there will be no reduced face amount of coverage at the time the tabular cash value is scheduled to expire because no further premiums will be payable. If at that time the Policy has a surrender value, it will be used either to purchase extended term coverage or it will be paid to you in a single sum thereby terminating the Policy.
    The insurance coverage resulting from an adjustment to a stop premium mode is similar to the coverage available under the extended term option in that under both, the coverage is available only for a limited period of time. The arrangements are, however, fundamentally different. Extended term coverage is a fixed benefit with fixed cash values providing a longer guaranteed period of coverage than the same amount applied as a stop premium. The stop premium mode provides variable insurance with an actual cash value and, under the Protection Option, a death benefit that will vary to reflect any investment experience of selected sub-accounts and the deduction of smaller cost of insurance charges than the maximum charges derived from the 1980 CSO mortality tables. Because the actual cash value continues to exist, policy charges assessed to the actual cash value will continue to be made while the Policy is on stop premium. Moreover with VAL '95, if a Policy covers an insured in a sub-standard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable.
    There are also other differences which should be considered. In general, if you contemplate resuming premium payments at a future date, the stop premium mode may be more desirable in that you may resume premium payments at any time without evidence of insurability, while the reinstatement option available during the extended term period requires proof of insurability and must be exercised within three years following the date of lapse.
    If you do not contemplate resuming premium payments, your choice between permitting your Policy to lapse and adjusting it to a stop premium mode should depend on, first, whether the surrender value of your Policy at that time exceeds its tabular cash value and, second, whether you expect your Policy's policy value to exceed its tabular cash value in the future. If at the time of possible lapse your Policy's surrender value is less than its tabular cash value, you should consider adjusting to a stop premium mode because the period of insurance coverage will be based on the higher tabular cash value while the period of extended term coverage upon lapse would be computed on the basis of the lower surrender value. If the two values are the same, the period of guaranteed coverage under the extended term option will be longer than under the stop premium mode. Thus, you should be sure that the benefit of using the higher tabular cash value is not offset by the shorter period of guaranteed insurance coverage usually resulting from the stop premium mode.
    On the other hand, if the surrender value of your Policy exceeds its tabular cash value, you should evaluate the benefit of a guaranteed longer period of insurance coverage under the extended term option against the possibility of longer coverage under the stop premium mode. With the stop premium mode there may be an available policy value at the end of the plan which could be used to continue the face amount of the Policy to a later time than provided under the extended term option. In considering this possibility, you should keep in mind that a Policy with the Cash Option death benefit is more likely to have a higher policy value than a comparable Policy with the Protection Option death benefit.

POLICY VALUES
    The Policy has an actual cash value which varies with the investment experience of the guaranteed principal account and the sub-accounts of the Variable Life Account. Depending upon the death benefit selected, the death benefit may also vary although it will never be less than the then current face amount. Net premiums, namely premiums after the deduction of all charges, will be allocated to the guaranteed principal account or sub-accounts of the Variable Life Account selected by you on your application for the Policy.
    The value of the Policy's interest in the guaranteed principal account and the sub-accounts of the Variable Life Account is known as its actual cash value. It is determined separately for your guaranteed principal account actual cash value and for your separate account actual cash value. The separate account actual cash value will include all sub-accounts of the Variable Life Account. Unlike a traditional fixed benefit life insurance policy, a Policy's actual cash value cannot be determined in advance, even if scheduled premiums are made when required, because the separate account actual cash value varies daily with the investment performance of the sub-accounts of the Variable Life Account in which the Policy participates. Even if the policy owner continues to pay scheduled premiums when due, the separate account actual cash value of a Policy could decline to zero because of unfavorable investment experience and the assessment of charges. Upon request, we will tell you the actual cash value of your Policy. We will also send you a report each year on the policy anniversary advising you of your Policy's actual and tabular cash values, the face amount and the death benefit as of the date of the report. It will also summarize Policy transactions during the year. It will be as of a date within two months of its mailing.
    The guaranteed principal account actual cash value is the sum of all net premium payments allocated to the guaranteed principal account. This amount will be increased by any interest, dividends, loan repayments, policy loan interest credits and transfers into the guaranteed principal account. This amount will be reduced by any policy loans, unpaid policy loan interest, partial surrenders, transfers into the sub-accounts of the Variable Life Account and charges assessed against your guaranteed principal account actual cash value. Interest is credited on the guaranteed principal account actual cash value of your Policy. Interest is credited daily at a rate of not less than 4 percent per year, compounded annually. We guarantee this minimum rate for the life of the Policy without regard to the actual experience of the general account. As conditions permit, we will credit additional amounts of interest to the guaranteed principal account actual cash value. Your guaranteed principal account actual cash value is guaranteed by us. It cannot be reduced by any investment experience of the general account.
    The portion of a Policy's separate account actual cash value is determined separately. The separate account actual cash value is not guaranteed. The determination of the separate account actual cash value is made by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. A unit is a measure of your Policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units so credited is determined as of the end of the valuation period during which we receive your premium at our home office.
    Once determined, the number of units credited to your Policy will not be affected by changes in the unit value. However, the number will be increased by the allocation of subsequent net premiums, nonrepeating premiums, dividends, loan repayments, loan interest credits and transfers to that sub-account. The number of units of each sub-account credited to your Policy will be decreased by policy charges to the sub-account, policy loans and loan interest, transfers from that sub-account and partial surrenders from that sub-account. Such number of sub-account units will decrease to zero on a policy surrender, the purchase of extended term insurance or termination.
    The unit value of a sub-account will be determined on each valuation date. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.
    The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the mortality and expense risk charge under this Policy which is assessed at an annual rate of .50 percent against the average daily net assets of each sub-account of the Variable Life Account. The gross investment rate is equal to:

(1) the net asset value per share of a Fund share held in the sub-account of the Variable Life Account determined at the end of the current valuation period; plus

(2) the per share amount of any dividend or capital gain distributions by the Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by

(3) the net asset value per share of that Fund share held in the sub-account determined at the end of the preceding valuation period.

    We determine the value of the units in each sub-account on each day on which the Portfolios of the Fund are valued. The net asset value of the Fund's shares is computed once daily, and, in the case of Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 3:00 p.m. (Central Time), but this time may be changed) on each day, Monday through Friday, except (i) days on which changes in the value of the Fund's portfolio securities will not materially affect the current net asset value of the Fund's shares, (ii) days during which no the Fund's shares are tendered for redemption and no order to purchase or sell the Fund's shares is received by the Fund and (iii) customary national business holidays on which the New York Stock Exchange is closed for trading (as of the date hereof, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day).
    Although the actual cash value for each Policy is determinable on a daily basis, we update our records to reflect that value on each monthly anniversary. We also make policy value determinations on the date of the insured's death and on a policy adjustment, surrender, and lapse. When the policy value is determined, we will assess and update to the date of the transaction those charges made against your actual cash value, namely the administration charge of $60 per year and the cost of insurance charge (and, any charge for VAL '87 for sub-standard risks). Increases or decreases in policy values will not be uniform for all Policies but will be affected by policy transaction activity, cost of insurance charges, (charges for sub-standard risks for VAL '87) and the existence of policy loans.
    To illustrate the operation of the Policy under various assumptions, we have prepared several tables, along with additional explanatory text, that may be of assistance. For these tables, please see Appendix I, "Illustrations of Policy Values, Death Benefits and Accumulated Premiums," found on page 74 of this prospectus. For additional materials and tables, including values after policy charges, please see Appendix II, Summary of Policy Charges, found on page 84 of this prospectus.

DEATH BENEFIT OPTIONS
    The death benefit provided by the Policy depends upon the death benefit option you choose. You may choose one of two available death benefit options--the Cash Option or the Protection Option. If you fail to make an election, the Cash Option will be in effect. The scheduled premium for a Policy is the same no matter which death benefit option is chosen.
    Under the Cash Option, the death benefit will be the current face amount at the time of the insured's death. The death benefit will not vary unless the policy value exceeds the net single premium for the then current face amount.
    Under the Protection Option of VAL '87, if at the date of the insured's death the tabular value is greater than the policy value, the death benefit will be the then current face amount. If at the date of the insured's death, the policy value is greater than the tabular cash value, the death benefit shall be an amount which is equal to the then current face amount, plus an additional amount of insurance which is equal to that which could be purchased using the difference between the policy value and the tabular cash value as the net single premium for that coverage, based upon the policy assumptions and the insured's then attained age.
    Under the Protection Option of VAL '95, the death benefit will be the policy value, plus the larger of:

(a) the then current face amount; and

(b) the amount of insurance which could be purchased using the policy value as a net single premium.

    The Protection Option is only available until the policy anniversary nearest the insured's age 70. At the policy anniversary nearest the insured's age 70, the Protection Option death benefit is automatically converted to the Cash Option death benefit. At that time, we will automatically adjust your Policy and adjust the face amount to equal the death benefit immediately preceding the adjustment.
    You should select the death benefit option that best meets your needs and objectives. The Protection Option results primarily in an increased death benefit. If you are satisfied with the amount of your insurance coverage and wish to have any favorable investment results reflected to the maximum extent in increasing actual cash values, you should choose the Cash Option. In addition, there are other distinctions between the two options which may influence your selection. In the event of a superior investment performance, the Cash Option will result in a Policy becoming paid-up more rapidly than the Protection Option. This is because of larger cost of insurance charges under the Protection Option resulting from the additional amount of death benefit provided under that option. But under the Cash Option favorable investment experience does not increase the death benefit unless the policy value exceeds the net single premium for the then current face amount, and the beneficiary will not benefit from any larger actual cash value which exists at the time of the insured's death because of the favorable investment experience.

    You may elect to have the death benefit option changed while the Policy is in force by filing a written request with us at our home office. We may require that you provide us with satisfactory evidence of the insured's insurability before we make a change to the Protection Option. The change will take effect when we approve and record it in our home office. A change in death benefit option may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The amount payable as death proceeds upon the insured's death will be the death benefit provided by the Policy, plus any additional insurance on the insured's life provided by an additional benefit agreement, if any, minus any policy charges and minus any policy loans. In addition, if the Cash Option death benefit is in effect at the insured's death, we will pay to the beneficiary any part of a paid premium that covers the period from the end of the policy month in which the insured died to the date to which premiums are paid.

VARIATIONS IN DEATH BENEFIT
PROTECTION OPTION    The death benefit provided by the Protection Option will
vary with the investment experience of the allocation options selected by the policy owner, any interest credited as a result of a policy loan and the extent to which we assess lower insurance charges than those maximums derived from the 1980 Commissioners Standard Ordinary Mortality Tables.
    With VAL '87, the amount of the death benefit is equal to the current face amount or, if the policy value is greater than the tabular cash value at the date of the insured's death, the current face amount plus an additional amount of insurance which could be purchased by using that difference between values as a net single premium. When a Policy becomes paid-up, the death benefit under the Protection Option is the greater of the face amount of the Policy when it became paid-up or the amount of insurance which could be purchased at the date of the insured's death by using the policy value as a net single premium based upon the policy assumptions as defined in the Policy and the insured's attained age.
    With VAL '95, the amount of the death benefit is equal to the policy value, plus the larger of:

(a) the then current face amount; and

(b) the amount of insurance which could be purchased using the policy value as a net single premium.

CASH OPTION    As noted, the death benefit under the Cash Option does not vary from the Policy's face amount until the policy value exceeds the net single premium for the current face amount. At this point, the death benefit under the Cash Option is the greater of the face amount of the Policy when it became paid-up or the amount of insurance which could be purchased at the date of the insured's death by using the policy value as a net single premium based upon the policy assumptions as defined in your Policy and the insured's attained age. The policy value of a Policy will never exceed the net single premium for a death benefit payable on the insured's death.
    A Policy is paid-up when no additional premiums are required to provide the face amount of insurance for the life of the insured. We may or may not accept additional premiums. When a Policy becomes paid-up, the policy value will then equal or exceed the net single premium needed to purchase an amount of insurance equal to the face amount of the Policy at the insured's then attained age. However, its actual cash value will continue to vary daily to reflect the investment experience of the Variable Life Account and any interest credited as a result of a policy loan. Once a Policy becomes paid-up, it will always retain its paid-up status regardless of any subsequent decrease in its policy value. However, on a paid-up Policy with indebtedness, where the actual cash value decreases to zero, a loan repayment may be required to keep the Policy in force. See the discussion in this prospectus under the heading "Policy Loans," below.
    We will make a determination on each policy anniversary as to whether a Policy is paid-up. When a Policy becomes paid-up, we will send you a notice.
    For an illustration of the calculation of the death benefit under the Policy options, please see Appendix III, "Illustration of Death Benefit Calculation," on page 89 of this prospectus.

POLICY LOANS
    You may borrow from us using only your Policy as the security for the loan. The total amount of your loan may not exceed 90 percent of your policy value. A loan taken from, or secured by a Policy, may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The policy value is the actual cash value of your Policy plus any policy loan. Any policy loan paid to you in cash must be in an amount of at least $100. Policy loans in smaller amounts are allowed under the automatic premium loan provision. We will deduct interest on the loan in arrears. At your request, we will send you a loan request form for your signature. You may also obtain a policy loan by calling Minnesota Mutual between the hours of 8:00 a.m. and 4:30 p.m., Central Time, our regular business hours. Should you make a telephone call to us you will be asked, for security purposes, for your personal identification and policy number. The Policy will be the only security required for your loan. Your policy value will be determined as of the date we receive your written request at our home office.
    When you take a loan, we will reduce the actual cash value. It will be reduced by the amount you borrow and any unpaid interest. Unless you direct us otherwise, the policy loan will be taken from your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts. The number of units to be cancelled will be based upon the value of the units as of the end of the valuation period during which we receive your loan request at our home office. This amount shall be transferred to the loan account. The loan account continues to be part of the Policy in the general account. A policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of your actual cash value and any policy loan.
    The actual cash value of your Policy may decrease between premium due dates. If your Policy has indebtedness and no actual cash value, the Policy will lapse. In this event, to keep your Policy in force, you will have to make a loan repayment. We will give you notice of our intent to terminate the Policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

POLICY LOAN INTEREST    The interest rate on a policy loan will not be more than
the rate shown on page 1 of your Policy. The interest rate charged on a policy loan will not be more than that permitted in the state in which the Policy is delivered.
    Policy loan interest is due on the date of the death of the insured, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. If you do not pay the interest on your loan in cash, your policy loan will be increased and your actual cash value will be reduced by the amount of the unpaid interest. The new loan will be subject to the same rate of interest as the loan in effect.
    Interest is also credited to your Policy when there is a policy loan. Interest credits on a policy loan shall be at a rate which is not less than your policy loan interest rate minus 2 percent per annum. Policy loan interest credits are allocated to your actual cash value as of the date of the death of the insured, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. Interest credits are allocated to the guaranteed principal account and separate account following your instructions to us. We will use your instructions for the allocation of net premiums. In the absence of such instructions, this amount will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.
    Currently, the loan account credits interest, as described above, at a rate which is not less than your policy loan interest rate minus 2 percent per annum. However, depending on the insured's age and the period of time that the Policy has been in force, we may credit the Policy with interest at a more favorable rate. Under our current procedures, if all the conditions are met then your loan will be credited at a rate which is equal to the policy loan rate minus .75 percent per annum. The conditions which must be met have to do with your age, the actual duration of the Policy, and its average duration. To begin, the insured's age must be greater than or equal to age 55 as of the last policy anniversary. The actual duration of the Policy, which is the number of years during which the Policy has been in force as a

Variable Adjustable Life Policy, must be greater than or equal to 10. Finally, the average duration of your Policy must be greater than or equal to 7. For Policies not on the stop premium mode, the average duration is defined as the lesser of: (a) the Policy's actual duration; or (b) the sum of all scheduled policy premiums, other than nonrepeating premiums paid to date, divided by the current scheduled annual policy premium. The Policy's average duration may be less than the number of years the Policy has been in force where there has been an adjustment resulting in an increase of the scheduled premium. For Policies which are on the stop premium mode, the average duration will equal the actual duration.
    Policy loans may also be used as automatic premium loans to keep your Policy in force. If you asked for this service in your application, or if you write us and ask for this service after your Policy has been issued, we will make automatic premium loans. You can also write to us at any time and tell us you do not want this service. If you have this service and you have not paid the premium that is due before the end of the grace period, we will make a policy loan to pay the premium. Interest on such a policy loan is charged from the date the premium was due. However, in order for an automatic premium loan to occur, the amount available for a loan must be enough to pay at least a quarterly premium. If the loan value is not enough to pay at least a quarterly premium, your Policy will lapse.

POLICY LOAN REPAYMENTS    If your Policy is in force, your loan can be repaid in
part or in full at any time before the insured's death. Your loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the Policy. Any loan repayment must be at least $100 unless the balance due is less than $100. When implemented, we will waive this minimum loan repayment provision for loan repayments made under our automatic payment plan where loan repayments are in an amount of at least $25.
    Loan repayments are allocated to the guaranteed principal account until all loans from the guaranteed principal account have been repaid, thereafter, loan repayments are allocated to the guaranteed principal account or the sub-accounts of the Variable Life Account as you direct. In the absence of your instructions, loan repayments will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.
    Loan repayments reduce your loan account by the amount of the loan repayment.
    A policy loan, whether or not it is repaid, will have a permanent effect on the policy value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the amount being credited on the loan, the policy value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the amount being credited on the loan, the policy value will be greater than if no loan had been made. For an example of the effect of a policy loan on a Policy and its death benefit, please see Appendix IV, "Policy Loan Example," in this prospectus on page 90.

SURRENDER
    You may request a surrender or partial surrender of your Policy at any time while the insured is living. On surrender, the surrender value of the Policy is the actual cash value minus unpaid policy charges which are assessed against actual cash value. The determination of the surrender value is made as of the end of the valuation period during which we receive your surrender request at our home office. You may surrender the Policy by sending us the Policy and a written request for its surrender. You may request that the surrender value be paid to you in cash or, as an alternative, you may request that the surrender value be applied on a settlement option or to provide extended protection insurance on the life of the insured.
    A partial surrender of the actual cash value of the Policy is also permitted in any amount of $500 or more. However, a partial surrender will not be permitted, if immediately after the partial surrender, it would reduce the actual cash value to an amount which is less than 10 percent of the policy value immediately after the partial surrender. Except for VAL '95, the greater of the face amount or the death benefit of the Policy will be reduced by the amount of the partial surrender and the Policy will be adjusted to reflect the new face amount and actual cash value and, unless otherwise instructed, the existing level of premium payments. With a VAL '95 Policy with the Protection Option death benefit, the face amount after adjustment will be equal to the face amount of the Policy immediately prior to the adjustment.
    We are currently waiving these restrictions requiring a minimum amount for a partial surrender where a partial withdrawal from a Policy, which is on stop premium, is being used to pay premiums for sub-standard risks of premiums on any benefits and riders issued as part of the Policy. Transaction fees otherwise applicable to such a partial withdrawal are also waived.
    On a partial surrender, you may tell us which Variable Life Account sub-accounts from which a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed principal account. If you do not, partial surrenders will be deducted from your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts. We will tell you, on request, what amounts are available for a partial surrender under your Policy.
    Payment of a surrender or partial surrender will be made as soon as possible, but not later than seven days after our receipt of your written request for surrender. However, an exception to this is that if any portion of the actual cash value to be surrendered is attributable to a premium or nonrepeating premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been collected. The amount you receive on surrender may be more or less than the total premiums paid to your Policy.

FREE LOOK
    It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may return the Policy to us or your agent by the later of: (a) ten days after you receive it; (b) 45 days after you have signed the application; or (c) ten days after we mail to you a notice of your right of withdrawal. If you return the Policy, you will receive within seven days of the date we receive your notice of cancellation a full refund of the premiums you have paid.
    If the Policy is adjusted, as described under the heading "Policy Adjustments" in this prospectus on page 14, and if the adjustment results in an increased premium, you will again have a right to examine the Policy and you may return the Policy within the time periods stated in the immediately preceding paragraph. If you return the Policy, the requested premium adjustment will be cancelled. You will receive a refund of the additional premiums paid within seven days of the date we receive your notice of cancellation for that adjustment.

CONVERSION
    So long as your Policy is in force and all scheduled premiums have been duly paid, you may convert the Policy to an adjustable life policy, with a fixed death benefit and cash values, which we may then offer. This right is in addition to your right to make described policy adjustments. For VAL '95, this conversion privilege is only available during the first 24 months from the original policy date, but comparable fixed insurance coverage can be obtained after 24 months from the original policy date by transferring all of the policy value to the guaranteed principal account and thereafter allocating all premiums to that account.
    The converted Policy shall have the same face amount as is currently provided by your Policy and premiums based upon the same issue age and risk classification of the insured as stated in your Policy. The premiums and actual cash values provided by the converted Policy may be different as a result of an equitable adjustment made to reflect any variances in the premiums and cash values under the Policy and the new Policy.

POLICY CHARGES
PREMIUM CHARGES    Premium charges vary depending on whether the premium is a scheduled premium or a nonrepeating premium. Generally, the word "premium" when used in this prospectus means a scheduled premium only. With VAL '87, charges for sub-standard risks are assessed against the actual cash values. With VAL '95, charges for sub-standard risks are deducted from the premium, to calculate the base premium.

With both VAL '87 and VAL '95, charges for additional benefits are deducted from the premium to calculate the base premium.
    From base premiums we deduct a sales load, an underwriting charge, a premium tax charge and a face amount guarantee charge. The base premium excludes any charge deducted from the premium to provide for any additional benefits provided by rider and, in the case of VAL '95, any charge deducted for sub-standard risks. With VAL '87, any charge for sub-standard risk is deducted from the Policy's actual cash value.

(1) The SALES LOAD consists of a deduction from each premium of 7 percent and it may also include a first year sales load deduction not to exceed 23 percent. The first year sales load will apply only to base premiums, scheduled to be paid in the twelve month period following the policy date, any policy adjustment involving an increase in base premium or any policy adjustment occurring during a period when a first year sales load is being assessed. It will also apply only to that portion of an annual base premium necessary for an original issue whole life plan of insurance. In other words, for plans of insurance greater than whole life, the amount of the base premium in excess of such whole life base premium will be subject only to the 7 percent basic sales load.
        If any adjustment involving an increase in base premium occurs, a first year sales load will be assessed on that increase in premium.
        If any adjustment occurs during a period when a first year sales load is being collected, an additional sales load will be collected over the next twelve months. In that case, that additional first year sales load shall be calculated using a percentage, not to exceed 23 percent, which shall be equal to the first year sales load in effect prior to that adjustment. This percentage shall be applied to the premium amount, determined on the basis of the lesser of the base premium in effect prior to or following the adjustment, to be received during the time from the current adjustment to the end of the period over which the prior first year sales load was being collected. This additional first year sales load will be collected during the twelve month period following the adjustment together with the sales load applicable to the adjustment.
        All of the sales load charges are designed to average not more than 9 percent of the base premiums (in the case of a VAL '87 Policy, the base premium less any charge for sub-standard risks) over the lesser of: the life expectancy of the insured at policy issue or adjustment; or 15 years from the policy issue or adjustment; or the premium paying period. Compliance with the 9 percent ceiling will be achieved by reducing the amount of the first year sales load, if necessary. For examples of how we compute sales load charges, see the heading "Examples of Sales Load Computations" in this prospectus on page 32.
        The sales load is designed to compensate us for distribution expenses incurred with respect to the Policies. The amount of the sales load in any policy year cannot be specifically related to sales expenses for that year. To the extent that sales expenses are not recovered from the sales load, we will recover them from our other assets or surplus including profits from mortality and expense risk charges.

(2) The UNDERWRITING CHARGE currently is an amount not to exceed $5 per $1,000 of face amount of insurance. This amount may vary by the age of the insured and the premium level for a given amount of insurance. This charge is made ratably from premiums scheduled to be made during the first policy year and during the twelve months following certain policy adjustments. The underwriting charge is designed to compensate us for the administrative costs associated with issuance or adjustment of the Policies, including the cost of processing applications, conducting medical exams, classifying risks, determining insurability and risk class and establishing policy records. This charge is not guaranteed, so that on a policy adjustment the then current underwriting charge will apply to any increase in face amount which requires new evidence of insurability. In the event of a policy adjustment which results in a face amount increase and no premium, you must then remit the then current underwriting charge to us prior to the effective date of the adjustment or we will assess the charge against your actual cash value as a transaction charge on adjustment. The underwriting charge is not expected to be a source of profit to us.
(3) The PREMIUM TAX CHARGE of 2.5 percent is deducted from each base premium. This charge is designed to cover the aggregate premium taxes we pay to state and local governments for this class of policies. This charge is not guaranteed and may be increased in the future, but only as necessary to cover our premium tax expenses.

(4) The FACE AMOUNT GUARANTEE CHARGE of 1.5 percent is deducted from each base premium. This charge is designed to compensate us for our guarantee that the death benefit will always be at least equal to the current face amount in effect at the time of death regardless of the investment performance of the sub-accounts in which net premiums have been invested. The face amount of a Policy at issue or adjustment and the appropriate premium therefor reflect a "tabular cash value" (defined on page 15 above) based upon an assumed annual rate of return of 4 percent. If the policy value is less than the tabular cash value at the time of death, it will not be sufficient to support the face amount of the Policy under the actuarial assumptions made in designing the Policy. The face amount guarantee is a guarantee that the face amount will be available as a death benefit notwithstanding the failure of the Policy to perform in accordance with the assumptions made in its design. Thus, even if the policy value should be less than the amount needed to pay the deductions to be made from the actual cash value on the next monthly policy anniversary, see discussion below, the Policy's guaranteed death benefit will remain in effect and the Policy will remain in force. We guarantee not to increase this charge.

NONREPEATING PREMIUMS    Nonrepeating premiums are currently subject only to the
2.5 percent premium tax charge. No face amount guarantee charge, underwriting charge or sales load is assessed against nonrepeating premiums.

   CHARGES TAKEN FROM
         PREMIUM           PLUS, IN THE FIRST YEAR
- -------------------------  ------------------------
 7.00% Sales Load          Additional Sales
 1.50% Face Amount         Load (up to 23%)
        Guarantee          Underwriting Charge
2.50% Premium Tax          (up to $5/$1000 of
11.00% Total                Insurance Coverage)

ACTUAL CASH VALUE CHARGES    In addition to deductions from premiums and
nonrepeating premiums, we assess from the actual cash value of a Policy an administration charge, certain transaction charges and the cost of insurance charge, (and in the case of a VAL '87 Policy, any charge for sub-standard risks). These charges are as follows:

(1) The ADMINISTRATION CHARGE is designed to cover certain of our administrative expenses, including those attributable to the records maintained for your Policy. The administration charge is $60 for each policy year. This charge is not expected to be a source of profit to us.

(2) The TRANSACTION CHARGES are for expenses associated with processing transactions. There is a charge of $25 for each policy adjustment. We also reserve the right to make a charge, not to exceed $10, for each transfer of actual cash value among the guaranteed principal account and the sub-accounts of the Variable Life Account. No charge is currently made for transfers. If the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $25 or 2 percent of the amount surrendered.

(3) The COST OF INSURANCE CHARGE compensates us for providing the death benefit under a Policy. The charge is calculated by multiplying the net amount at risk under your Policy by a rate which varies with the insured's age, sex, risk class, the level of scheduled premiums for a given amount of insurance, duration of the Policy and the smoking habits of the insured. The rate is guaranteed not to exceed the maximum charges for mortality derived from the 1980 Commissioners Standard Ordinary Mortality Tables. The net amount at risk is the death benefit under your Policy less your policy value. Where circumstances require, we will base our rates on "unisex," rather than sex-based, mortality tables.

    Administration, and cost of insurance (and for a VAL '87 Policy, sub-standard risk charges, if any,) are assessed against your actual cash value on the monthly policy anniversary. In addition, such charges are assessed on the occurrence of the death of the insured, policy surrender, lapse or a policy adjustment. Transaction charges are assessed against your actual cash value at the time of a policy adjustment or when a transfer is made. In the case of a transfer, the charge is assessed against the amount transferred. Charges will be assessed against your actual cash value. They will be assessed against your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.

                      CHARGES TAKEN FROM ACTUAL CASH VALUE
- - Administration Charge ($60/year)
- - Cost of Insurance Charge
- - If Applicable: Special Risk Charge, Transac-tion Charge and Charge for Sub-Standard
   Risks

SEPARATE ACCOUNT CHARGES    We assess a mortality and expense risk charge
directly against the assets held in the Variable Life Account. The mortality and expense risk charge compensates us for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the Policy. The mortality and expense risk charge is deducted from Variable Life Account assets on each valuation date at an annual rate of .50 percent of the average daily net assets of the Variable Life Account.

    We reserve the right to charge or make provision for any taxes payable by us with respect to the Variable Life Account or the Policies by a charge or adjustment to such assets. No such charge or provision is made at the present time.

                      CHARGES TAKEN FROM SEPARATE ACCOUNT
- - .50% Mortality and Expense Risk Charge

EXAMPLES OF SALES LOAD COMPUTATIONS   As noted previously, all sales load
charges are designed to average not more than 9 percent of base premiums (in the case of a VAL '87 Policy, the base premium less any charge for sub-standard risks) over the lesser of: the life expectancy of the insured at policy issue or adjustment, or 15 years from the policy issue or adjustment; or the premium paying period. A number of examples of sales load computations are included in Appendix V, Example of Sales Load Computation, in this prospectus on page 91.
    It should be noted from the above that the sales load charges are designed to be spread over time and they assume a continuation of the Policy. Early adjustment of the Policy to lower premium levels or early surrender of policy values will have the effect of increasing the portion of premium payments used for sales load charges. In addition, because a first year sales load is applied to increases in premium, a pattern of adjustments should be avoided where a decreased premium schedule is followed by a subsequent increase in premium.

POLICIES ISSUED IN EXCHANGE    Certain charges assessed against base premiums as
described above will be waived or modified in situations where existing Minnesota Mutual life insurance policy owners wish to exchange their policies for the Policies described herein. Those policy owners may do so, subject to their application for this Policy and our approval of the exchange. A $100 administrative charge is currently required for the exchange.
    In those situations where a Policy is issued in exchange for a current policy issued by us, we will not assess any charges, except for the administrative charge, to the existing cash values at the time they are transferred to the Policy. Subsequent premium payments, absent adjustment and unless the exchanged policy was not in force for at least one year, will not be subject to a first year sales load or underwriting charge at the established face amount and the level of premiums of the exchanged policy. All other charges will apply to the Policy and premiums paid under it thereafter.

OTHER POLICY PROVISIONS

ADDITIONAL BENEFITS    When a Policy is issued, you may be able to obtain
additional policy benefits. These benefits will be provided by a rider to the Policy, which may require the payment of additional premium. The Waiver of Premium Agreement provides for the payment of policy premium in the event of the insured's disability. Waiver of premium coverage is provided on most Policies, unless you elect not to have it. The Face Amount Increase Agreement provides for the insured's guaranteed insurability on Policies issued between an insured's age of 0 and 37. The Family Term Rider provides fixed amount protection insurance on children of an insured.
    Three agreements may be added by us at no extra cost: the Cost of Living Agreement, which provides for face amount increases without evidence of insurability, the Exchange of Insurance Agreement, which allows for the transfer of existing insurance coverage to another insured within a business setting, and the Accelerated Benefits Agreement, which allows for the payment of an accelerated benefit payment, in the form of a loan against the Policy, if you have a terminal condition as described in the rider. Certain restrictions may apply to each type of coverage and those restrictions are described in each rider. Samples of these riders are available from us on request.
    Most Policies will be issued with a Cost of Living Agreement. This agreement helps you maintain the purchasing power of the protection provided by the Policy. The agreement is automatically included on Policies issued on a standard premium basis for insureds with an attained age of 52 or under and, subject to underwriting approval, on some Policies on a sub-standard basis. There is no specific premium charge for this feature.
    The Cost of Living Agreement provides for a face amount increase equal to the percentage increase in the consumer price index during the previous three years, provided that you have not made a face amount adjustment during that time. Unless we agree otherwise, the cost of living increase may not exceed 20 percent of the Policy's face amount before the increase or $100,000. An increase in premiums is required for the additional coverage but no proof of insurability is necessary. The increase in premiums and face amount is treated as a policy adjustment described elsewhere in this prospectus. Prior to the effective date of the increased coverage we will notify you of the offered increase in face amount and the required premium increase for the new face amount. You may elect to accept the increase in face amount and premium. If you fail to accept the cost of living face amount increase, no further increases will generally be offered when the insured is over the age of 21.
    Policies issued to individual insureds will be issued with the Accelerated Benefits Agreement. This agreement allows you to receive a significant portion of your Policy's death benefit, which for this purpose is essentially defined as the face amount less any policy loan, while you are still living. Subject to certain conditions, you may apply to receive a loan in excess of the Policy's maximum loan amount if the insured develops a terminal condition due to sickness or injury. A terminal condition is defined as having a life expectancy of 12 months or less. The maximum accelerated benefit we will pay is the lesser of $1,000,000 or 75 percent of the death benefit. The minimum accelerated benefit we will pay is $10,000.
    The accelerated benefit will be treated as a loan, apart from the policy loan provisions described elsewhere. Amounts received as a loan under the Accelerated Benefit Agreement will be charged interest at an annual rate not to exceed the greater of the "published monthly average" for the calendar month ending two months before the beginning of the calendar quarter in which you made application for the accelerated benefit or the policy loan interest rate. The "published monthly average" means the Moody's Composite Average Of Yields On Bonds as published by the Moody's Investors Service. Once the accelerated benefit is paid, the interest rate will not change. Upon the death of the insured, the accrued loan balance will be deducted prior to the payment of the Policy's proceeds. A receipt of amounts under the agreement may be taxable. You should seek assistance from your personal tax adviser.
    We also make available a Survivorship Life Agreement. This agreement, which has an extra cost, allows you to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person previously designated by you. This right extends for a period of 90 days after the death of that other person. Typically, the person you designate will also purchase a similar right to buy additional life insurance in the event of your death. In the event you and the previously designated life die simultaneously, we will pay your beneficiary one-half of the specified amount of this agreement in addition to the death benefit due on your Policy.

    The Survivorship Life Agreement is useful if there is another person whose death would require you to need more life insurance protection. It is of particular benefit to a husband and wife who wish to provide liquidity to pay estate taxes, and to business owners who wish to insure the continuity of their business in the event of one of the owner's premature death by providing themselves with the right to purchase needed additional insurance.
    The Short Term Agreement is temporary protection insurance, on a fixed death benefit basis only, issued for a period of time less than a year. It is issued to provide temporary life insurance coverage until the later issue date of the insured's Policy. It may be used in situations where specific policy dating is required, yet insurance coverage is needed immediately. The Short Term Agreement terminates on the policy issue date of the Policy.

BENEFICIARY    When we receive proof satisfactory to us of the insured's death, we will pay the death proceeds of a Policy to the beneficiary or beneficiaries named in the application for the Policy unless the owner has changed the beneficiary. In that event, we will pay the death proceeds to the beneficiary named in the last change of beneficiary request as provided below.
    If a beneficiary dies before the insured, that beneficiary's interest in the Policy ends with that beneficiary's death. Only those beneficiaries who survive the insured will be eligible to share in the death proceeds. If no beneficiary survives the insured we will pay the death proceeds of this Policy to the owner, if living, otherwise to the owner's estate, or, if the owner is a corporation, to it or its successor.
    You may change the beneficiary designated to receive the proceeds. If you have reserved the right to change the beneficiary, you can file a written request with us to change the beneficiary. If you have not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required.
    Your written request will not be effective until it is recorded in our home office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the insured dies before the request has been so recorded, the request will not be effective as to those death proceeds we have paid before your request was recorded in our home office records.

ASSIGNMENT    The Policy may be assigned. The assignment must be in writing and filed at our home office in St. Paul, Minnesota. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

SETTLEMENT OPTIONS    The proceeds of a Policy will be payable if the Policy is
surrendered, or we receive proof satisfactory to us of the insured's death. These events must occur while the Policy is in force. The proceeds will be paid at our home office and in a single sum unless a settlement option has been selected. We will deduct any indebtedness and unpaid charges from the proceeds. Proof of any claim under this Policy must be submitted in writing to our home office.
    We will pay interest on single sum death proceeds from the date of the insured's death until the date of payment. Interest will be at an annual rate determined by us, but never less than 3 percent (4 percent for VAL '87).
    The proceeds of a Policy may be paid in other than a single sum and you may, during the lifetime of the insured, request that we pay the proceeds under one of the Policy's settlement options. We may also use any other method of payment that is agreeable between you and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.
    Each settlement option is payable in fixed amounts as described below. The payments do not vary with the investment performance of the Variable Life Account.

OPTION 1--INTEREST PAYMENTS
    This is an annuity based upon the payment of interest on the proceeds at such times and for a period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

OPTION 2--PAYMENTS FOR A SPECIFIED PERIOD
    This is an annuity payable for a specified number of years. The amount of guaranteed payments for each $1,000 of proceeds applied is as shown in the Policy. Monthly payments for periods not shown and current rates are available from us at your request.

OPTION 3--LIFE INCOME
    This is an annuity payable monthly during the lifetime of the person who is to receive the income and terminating with the last monthly payment immediately preceding that person's death. We may require proof of the age and sex of the annuitant. The amount of guaranteed payments for each $1,000 of proceeds applied is as shown in the Policy. Monthly payments for ages not shown and current rates are available from us at your request. It would be possible under this option for the annuitant to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the due date of the third annuity payment, etc.

OPTION 4--PAYMENTS OF A SPECIFIED AMOUNT
    This is an annuity payable in a specified amount until the proceeds and interest are fully paid.
    If you request a settlement option, you will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. Unless you elect otherwise, a beneficiary may select a settlement option after the insured's death.
    The minimum amount of interest we will pay under any settlement option is 3 percent per annum (4 percent for a VAL '87 Policy). Additional interest earnings, if any, on deposits under a settlement option will be payable as determined by us.

MISSTATEMENT OF AGE    If the insured's age has been misstated, the amount of
proceeds payable under the Policy will be adjusted to reflect cost of insurance charges based upon the insured's correct age.

INCONTESTABILITY    After a Policy has been in force during the insured's
lifetime for two years from the original policy date, we cannot contest the Policy, except for fraud or for nonpayment of premium. However, if there has been a face amount increase for which we required evidence of insurability, that increase will be contestable for two years with respect to information provided at that time, during the lifetime of the insured, from the effective date of the increase.

SUICIDE    If the insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy. If there has been a face amount increase for which we required evidence of insurability, and if the insured dies by suicide within two years from the effective date of the increase, our liability with respect to the increase will be limited to an amount equal to the premiums paid for such increase.

DIVIDENDS    The Policies are participating policies. Each year we will determine if this class of Policies and your Policy will share in our divisible surplus. We call your share of this participation a dividend. We do not anticipate that dividends will be declared with respect to these Policies.
    Dividends, if received, may be added to your actual cash value or, if you so elect, they may be paid in cash.
    A dividend applied to actual cash value will be allocated to the guaranteed principal account or to the sub-accounts of the separate account in accordance with your instructions for new premiums. In the absence of instruction, dividends will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those actual cash values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.

REPORTS    Each year we will send you a report. This report will show your
Policy's status on the policy anniversary. It will include the actual cash value, the tabular cash value, the face amount and the variable death benefit as of the date of the report. It will also show the premiums paid during the year, policy loan activity and the policy value. The report will be sent to you without cost. The report will be as of a date within two months of its mailing.

PAYMENT OF PROCEEDS    Normally, we will pay any policy proceeds within seven
days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of death of the insured, the amount of payment will be determined as of the end of the valuation period during which a request is received at our home office. However, we reserve the right to defer policy payments, including policy loans, for up to six months from the date of your request, if such payments are based upon policy values which do not depend on the investment performance of the Variable Life Account. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay you interest at 3 percent per annum (4 percent for a VAL '87 Policy) for the period beyond that time that payment is postponed. For payments based on policy values which do depend on the investment performance of the Variable Life Account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

- --------------------------------------------------------------------------------
OTHER MATTERS

FEDERAL TAX STATUS
    The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service.
    We are taxed as a "life insurance company" under the Internal Revenue Code. The operations of the Variable Life Account form a part of, and are taxed with, our other business activities. Currently, no federal income tax is payable by us on income dividends received by the Variable Life Account or on capital gains arising from the Variable Life Account's activities. The Variable Life Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.
    On the death of the insured, we believe that the death benefit provided by the Policies will be excludable from the gross income of the beneficiary under
Section 101(a) of the Internal Revenue Code. Additionally, under Section 7702 of the Code, life insurance contracts such as the Policies will be treated as life insurance under the Code if certain tests are met. Guidance on how these tests are to be applied is limited.
    However, the Internal Revenue Service has issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. In light of these proposed regulations and the other available guidance on the application of the tests under Section 7702, we generally believe that a Policy issued in respect of a standard risk should meet the statutory definition of a life insurance contract under Section 7702. However, it remains unclear whether a substandard risk Policy will meet the statutory life insurance contract definition.
    Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Life Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Variable Life Account, through the Fund, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the Fund's assets may be invested. Although the investment adviser is an affiliate of Minnesota Mutual, Minnesota Mutual does not have control over the Fund or its investments. Nonetheless, Minnesota Mutual believes that each Portfolio of the Fund in which the Variable Life Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.
    In certain circumstances, owners of variable life policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable life policy owner's gross income. The IRS has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise the investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the owner of a Policy has the choice of more sub-accounts in which to allocate net purchase payments and policy values, and may be able to transfer among sub-accounts more frequently than in such rulings. These differences could result in a policy owner being treated as the owner of the assets of the Variable Life Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policy owner from being considered the owner of a pro rata share of the assets of the Variable Life Account.
    The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.
    The policy owner is not currently taxed on any part of his interest until the policy owner actually receives cash from the Policy. However, taxability may also be determined by the individual's contributions to the Policy and prior Policy activity. We also believe that policy loans will be treated as indebtedness and will not be currently taxable as income to the policy owner. However, a surrender or partial surrender of the actual cash values of a Policy may have tax consequences. On surrender, a policy owner will not be taxed on values received except to the extent that they exceed the gross premiums paid under the Policy. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the face amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policy owner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in
Section 7702. Premiums for additional benefits are not used in the calculation for computing the tax on actual cash values.
    It should be noted, however, that under the Internal Revenue Code the tax treatment described above is available only for policies not described as a modified endowment contract. In general, the tests used in the Code to make such a determination will have an impact on policies which have a high premium in relation to the death benefit. Thus, the Code requires that the cumulative premiums paid on a life insurance policy during the first seven contract years not exceed the sum of the net level premiums which would be paid under a 7-pay life policy. If the cumulative premiums during the first seven contract years exceed the 7-pay life premiums, the policy is a modified endowment contract.
    Modified endowment contracts would still be treated as life insurance with respect to the tax treatment of death proceeds and to the extent that the inside build-up of cash value would not be taxed on a yearly basis. However, any amounts received by the policy owner, such as dividends, cash withdrawals, loans and amounts received from partial or total surrender of the contract would be subject to the same tax treatment as the same amounts received under an annuity. This annuity tax treatment includes the 10 percent additional income tax which would be imposed on the portion of any distribution that is included in income except where the distribution or loan is made on or after the policy owner attains age 59 1/2, or is attributable to the policy owner becoming disabled, or as part of a series of substantially equal periodic payments for the life of the policy owner or the joint lives of the policy owner and beneficiary.
    The provisions of the Code apply to all policies entered into on or after June 21, 1988. It should be noted, in addition, that a policy which is subject to a "material change" shall be treated as newly entered into on the date on which such material change takes effect. Appropriate adjustment shall be made in determining whether such a policy meets the 7-pay test by taking into account the previously existing cash surrender value. The addition of the guaranteed principal account to an outstanding Policy may have Federal income tax implications, e.g., whether the addition of such account causes a "material change." While certain adjustments described herein may result in a material change, the law provides that any cost of living increase described in the regulations and based upon an established broad-based index will not be treated as a material change if any increase is funded ratably over the remaining period during which premiums are required to be paid under the policy. To date, no regulations under this provision have been issued.
    Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective policy owner should contact a competent tax adviser before purchasing a policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a policy owner should contact a competent tax adviser before paying any nonrepeating premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.
    Under the Code, all modified endowment contracts, issued by us (or an affiliated company) to the same policy owner during any calendar year will be treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. For further information on current aggregation rules under this provision, see your own tax adviser. A life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. Accordingly, a policy owner should consult a tax adviser before effecting an exchange of any life insurance policy.
    Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each policy owner or beneficiary. A competent tax adviser should be consulted for further information.
    The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.
    It should be understood that the foregoing description of the federal income tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Internal Revenue Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a variable life insurance policy or exercising elections under such a policy. For further information, a qualified tax adviser should be consulted.
    At the present time, we make no charge to the Variable Life Account for any Federal, state or local taxes (other than state premium taxes) that we incur that may be attributable to such Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Life Account or the Policies.

TRUSTEES AND PRINCIPAL OFFICERS OF MINNESOTA MUTUAL

    The Trustees and principal officers of Minnesota Mutual are as follows:

        Trustees                              Principal Occupation
- -------------------------  -----------------------------------------------------------
Anthony L. Andersen        Chair--Board of Directors and Chief Executive Officer, H.
                           B. Fuller Company, St. Paul, Minnesota (Adhesive Products)

Coleman Bloomfield         Chairman of the Board, The Minnesota Mutual Life Insurance
                           Company

John F. Grundhofer         Chairman of the Board, President and Chief Executive
                           Officer, First Bank System, Inc., Minneapolis, Minnesota
                           (Banking)

Harold V. Haverty          Chairman, President and Chief Executive Officer, Deluxe
                           Corporation, Shoreview, Minnesota (Check Printing)

Lloyd P. Johnson           Chairman of the Board, Norwest Corporation, Minneapolis,
                           Minnesota (Banking)

David S. Kidwell, Ph.D.    Dean and Professor of Finance, The Curtis L. Carlson School
                           of Management, University of Minnesota, since August 1991;
                           prior thereto, Dean of the School and Professor, University of Connecticut, School of Business Administration from 1988 to July 1991

Reatha C. King, Ph.D.      President and Executive Director, General Mills Foundation,
                           Minneapolis, Minnesota

Thomas E. Rohricht         Member, Doherty, Rumble & Butler Professional Association,
                           St. Paul, Minnesota (Attorneys)

Terry N. Saario, Ph.D.     President, Northwest Area Foundation, St. Paul, Minnesota
                           (Private Regional Foundation)

Robert L. Senkler          Chief Executive Officer and President, The Minnesota Mutual
                           Life Insurance Company since July 1994; prior thereto for
                           more than five years Vice President and Actuary, The
                           Minnesota Mutual Life Insurance Company

Frederick T. Weyerhaeuser  Chairman, Clearwater Management Company, St. Paul Minnesota
                           (Financial Management)

Principal Officers (other than Trustees)

       Name                 Position
- -------------------  ----------------------
John F. Bruder       Senior Vice President

Keith M. Campbell    Vice President

Paul H. Gooding      Vice President and
                     Treasurer

Robert E. Hunstad    Executive Vice
                     President

James E. Johnson     Senior Vice President
                     and Actuary

Joel W. Mahle        Vice President

Dennis E. Prohofsky  Vice President,
                     General Counsel and
                     Secretary

Gregory S. Strong    Vice President and
                     Actuary

       Name                 Position
- -------------------  ----------------------

Terrence M.          Senior Vice President
Sullivan

Randy F. Wallake     Senior Vice President

    All Trustees who are not also officers of Minnesota Mutual have had the principal occupation (or employers) shown for at least five years with the exception of Dr. Kidwell, whose prior employment is as indicated above. All officers of Minnesota Mutual have been employed by Minnesota Mutual for at least five years.

VOTING RIGHTS
    We will vote the Fund shares held in the various sub-accounts of the Variable Life Account at regular and special shareholder meetings of the Fund in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's actual cash value in a sub-account by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares held by the Variable Life Account as to which no instructions are received in proportion to the voting instructions which are received from policy owners with respect to all Policies participating in the Variable Life Account. Each policy owner having a voting interest will receive proxy material, reports and other material relating to the Fund.
    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment policies of the Fund or approve or disapprove an investment advisory contract of the Fund. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners or if we determined that the change would be inconsistent with the investment objectives of the Fund or would result in the purchase of securities for the Fund which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

DISTRIBUTION OF POLICIES
    The Policies will be sold by our state licensed life insurance agents who are also registered representatives of MIMLIC Sales Corporation ("MIMLIC Sales") or of other broker-dealers who have entered into selling agreements with MIMLIC Sales. MIMLIC Sales acts as principal underwriter for the Policies. MIMLIC Sales is a wholly-owned subsidiary of MIMLIC Corporation, which in turn is a wholly-owned subsidiary of Minnesota Mutual. MIMLIC Corporation is also the sole owner of the shares of MIMLIC Asset Management Company, a registered investment adviser and the investment adviser to the Fund.
    MIMLIC Sales Corporation, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold in the states where their sale is lawful. The insurance underwriting and the determination of a proposed insured's risk classification and whether to accept or reject an application for a Policy is done in accordance with our rules and standards.
    Commissions to registered representatives on the sale of Policies include: up to 50 percent of gross premium in the first policy year; 6 percent of the gross premium in policy years two through ten; 2 percent in policy years thereafter; and 0 percent of nonrepeating premiums. This description of commissions shows the maximum amount of commissions payable under the Variable Adjustable Life Insurance Policy for plans of insurance described as protection and whole life insurance plans. The commissions payable on premiums received for plans described as greater than whole life plans will differ from the percentages shown above, as a first year commission will be paid only on such amounts as we may classify as a first year premium, based upon a whole life premium per $1,000 of face amount and a Policy face amount of $100,000. The premiums received in excess of that amount will pay commissions at a rate of 4 percent.
    In addition, MIMLIC Sales Corporation or Minnesota Mutual will pay, based uniformly on the sales of Variable Adjustable Life Insurance Policies by registered representatives, credits which allow registered representatives (Agents) who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us.

LEGAL MATTERS
    Legal matters in connection with federal securities laws applicable to the issue and sale of the Variable Adjustable Life Policies have been passed upon by Jones & Blouch, 2100 Pennsylvania Avenue, N.W., Washington, D.C. 20037. All other legal matters, including the right to issue such Policies under Minnesota law and applicable regulations thereunder, have been passed upon by Donald F. Gruber, Esquire, 400 Robert Street North, St. Paul, Minnesota 55101.

LEGAL PROCEEDINGS
    As an insurance company, we are ordinarily involved in litigation. We are of the opinion that such litigation is not material with respect to the Policies or the Variable Life Account.

EXPERTS
    The financial statements of Minnesota Mutual and the Variable Life Account included in this prospectus have been audited by KPMG Peat Marwick, independent auditors, 4200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appears elsewhere herein, and have been so included in reliance upon the report of KPMG Peat Marwick and upon the authority of said firm as experts in accounting and auditing.
    Actuarial matters included in this prospectus have been examined by Jaymes
G. Hubbell, F.S.A., Second Vice President and Actuary of Minnesota Mutual, as stated in his opinion filed as an exhibit to the Registration Statement.

REGISTRATION STATEMENT
    We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Life Account, Minnesota Mutual, and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

- --------------------------------------------------------------------------------
                                                                   SPECIAL TERMS

As used in this prospectus, the following terms have the indicated meanings:

ACTUAL CASH VALUE: the value of your Variable Life Account and guaranteed principal account interest under a Policy. It is composed of a Policy's interest in the guaranteed principal account and in one or more sub-accounts of the Variable Life Account. The interest in each is valued separately. For each Variable Life Account sub-account, the value is determined by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. Actual cash value does not include the loan account.

BASE PREMIUM: the premium less any amount deducted from the premium for additional benefits and, for VAL '95, for sub-standard risks.

CODE: the Internal Revenue Code of 1986, as amended.

FUND: the mutual fund or separate investment portfolio within a series mutual fund which we have designated as an eligible investment for the Variable Life Account, currently, MIMLIC Series Fund, Inc. and its Portfolios.

GENERAL ACCOUNT: all of our assets other than those in the Variable Life Account or in other separate accounts established by us.

GUARANTEED PRINCIPAL ACCOUNT: the portion of the general account of Minnesota Mutual which is attributable to Policies of this class, exclusive of policy loans. It is not a separate account or a division of the general account.

LOAN ACCOUNT: the portion of the general account attributable to policy loans under Policies of this type. The loan account balance is the sum of all outstanding loans under this Policy.

NET SINGLE PREMIUM: the amount of money necessary, at the insured's attained age, to pay for all future guaranteed cost of insurance charges for the entire lifetime of the insured, or for the coverage period in the case of extended term insurance, without the payment of additional premium. This determination shall assume that the current face amount of the Policy will remain constant and that the Policy will perform at its assumed rate of return.

NONREPEATING PREMIUM: a payment made to this Policy in addition to its scheduled payments.

POLICY OWNER: the owner of a Policy.

POLICY VALUE: the actual cash value of a Policy plus any policy loan.

POLICY YEAR: a period of one year beginning with the policy date or a policy anniversary.

PREMIUM: a scheduled payment required for this Policy.

UNIT: an accounting device used to determine the interest of a Policy in the sub-accounts of the Variable Life Account.

VALUATION DATE: each date on which a Fund Portfolio is valued.

VALUATION PERIOD: the period between successive valuation dates measured from the time of one determination to the next.

VARIABLE LIFE ACCOUNT: a separate investment account called the Minnesota Mutual Variable Life Account, where the investment experience of its assets is kept separate from our other assets.

WE, OUR, US: The Minnesota Mutual Life Insurance Company.

YOU, YOUR: the policy owner.

- --------------------------------------------------------------------------------
                                                    INDEPENDENT AUDITORS' REPORT

The Board of Trustees of The Minnesota
  Mutual Life Insurance Company and
  Policy Owners of Minnesota Mutual
  Variable Life Account:

    We have audited the accompanying statements of assets and liabilities of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock Segregated Sub-Accounts of Minnesota Mutual Variable Life Account as of December 31, 1994 and the related statements of operations and the statements of changes in net assets for each of the years in the three-year period ended December 31, 1994 (years ended December 31, 1994 and 1993 and period from May 1, 1992 to December 31, 1992 for International Stock Segregated Sub-Account, year ended December 31, 1994 and period from May 3, 1993 to December 31, 1993 for Small Company Segregated Sub-Account and period from May 2, 1994 to December 31, 1994 for Value Stock Segregated Sub-Account) and the financial highlights for each of the years in the five-year period ended December 31, 1994 for the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, and Capital Appreciation Segregated Sub-Accounts and for the years ended December 31, 1994 and 1993 and the period from May 1, 1992 to December 31, 1992 for the International Stock Segregated Sub-Account, the year ended December 31, 1994 and period from May 3, 1993 to December 31, 1993 for Small Company Segregated Sub-Account and period from May 2, 1994 to December 31, 1994 for Value Stock Segregated Sub-Account. These financial statements and the financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 1994 were verified by examination of the underlying portfolios of MIMLIC Series Fund, Inc. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock Segregated Sub-Accounts of Minnesota Mutual Variable Life Account at December 31, 1994 and the results of their operations, changes in their net assets, and the financial highlights for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 13, 1995

- --------------------------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1994

                                                                       SEGREGATED SUB-ACCOUNTS
                                         -----------------------------------------------------------------------------------
                                                                         MONEY         ASSET        MORTGAGE
                                             GROWTH         BOND        MARKET      ALLOCATION     SECURITIES    INDEX 500
                                         --------------  -----------  -----------  -------------  ------------  ------------
                ASSETS
Investments in shares of MIMLIC Series
 Fund, Inc.:
  Growth Portfolio, 9,578,603 shares at
    net asset value of $1.866 per share
    (cost $17,617,414)                   $   17,873,678      --           --            --             --            --
  Bond Portfolio, 5,167,243 shares at
    net asset value of $1.157 per share
    (cost $6,212,984)                          --          5,977,533      --            --             --            --
  Money Market Portfolio, 4,226,402
    shares at net asset value of $1.000
    per share (cost $4,226,402)                --            --         4,226,402       --             --            --
  Asset Allocation Portfolio,
    27,971,162 shares at net asset
    value of $1.524 per share (cost
    $42,581,514)                               --            --           --         42,630,947        --            --
  Mortgage Securities Portfolio,
    5,124,053 shares at net asset value
    of $1.098 per share (cost
    $5,836,324)                                --            --           --            --          5,626,795        --
  Index 500 Portfolio, 10,536,776
    shares at net asset value of $1.518
    per share (cost $15,509,606)               --            --           --            --             --         15,999,317
  Capital Appreciation Portfolio,
    14,985,208 shares at net asset
    value of $1.808 per share (cost
    $25,319,446)                               --            --           --            --             --            --
  International Stock Portfolio,
    16,116,894 shares at net asset
    value of $1.235 per share (cost
    $20,203,526)                               --            --           --            --             --            --
  Small Company Portfolio, 6,999,176
    shares at net asset value of $1.226
    per share (cost $8,129,341)                --            --           --            --             --            --
  Value Stock Portfolio, 963,696 shares
    at net asset value of $1.044 per
    share (cost $1,012,666)                    --            --           --            --             --            --
                                         --------------  -----------  -----------  -------------  ------------  ------------
                                             17,873,678    5,977,533    4,226,402    42,630,947     5,626,795     15,999,317
Receivable from Minnesota Mutual for
 contract purchase payments                      50,694       31,309       59,773       105,069        10,974         31,795
Receivable from MIMLIC Series Fund,
 Inc. for investments sold                       20,226        7,898        2,018        53,583         5,718         16,409
Dividends receivable from MIMLIC Series
 Fund, Inc.                                    --            --               599       --             --            --
                                         --------------  -----------  -----------  -------------  ------------  ------------
      Total assets                           17,944,598    6,016,740    4,288,792    42,789,599     5,643,487     16,047,521
                                         --------------  -----------  -----------  -------------  ------------  ------------


              LIABILITIES

Payable to MIMLIC Series Fund, Inc. for
 investments purchased                           50,694       31,309       59,773       105,069        10,974         31,795
Payable to Minnesota Mutual for
 contract terminations and mortality
 and expense charges                             20,226        7,898        2,018        53,583         5,718         16,409
                                         --------------  -----------  -----------  -------------  ------------  ------------
      Total liabilities                          70,920       39,207       61,791       158,652        16,692         48,204
                                         --------------  -----------  -----------  -------------  ------------  ------------
NET ASSETS APPLICABLE TO POLICY OWNERS   $   17,873,678    5,977,533    4,227,001    42,630,947     5,626,795     15,999,317
                                         --------------  -----------  -----------  -------------  ------------  ------------
                                         --------------  -----------  -----------  -------------  ------------  ------------
UNITS OUTSTANDING                             9,964,217    3,659,230    2,920,337    23,769,797     3,250,971      8,997,722
                                         --------------  -----------  -----------  -------------  ------------  ------------
                                         --------------  -----------  -----------  -------------  ------------  ------------
NET ASSET VALUE PER UNIT                 $        1.794        1.634        1.447         1.793         1.731          1.778
                                         --------------  -----------  -----------  -------------  ------------  ------------
                                         --------------  -----------  -----------  -------------  ------------  ------------


                                             CAPITAL         INTERNATIONAL       SMALL
                                           APPRECIATION          STOCK          COMPANY     VALUE STOCK
                                         ----------------  -----------------  ------------  -----------
                ASSETS
Investments in shares of MIMLIC Series
 Fund, Inc.:
  Growth Portfolio, 9,578,603 shares at
    net asset value of $1.866 per share
    (cost $17,617,414)                          --                --               --           --
  Bond Portfolio, 5,167,243 shares at
    net asset value of $1.157 per share
    (cost $6,212,984)                           --                --               --           --
  Money Market Portfolio, 4,226,402
    shares at net asset value of $1.000
    per share (cost $4,226,402)                 --                --               --           --
  Asset Allocation Portfolio,
    27,971,162 shares at net asset
    value of $1.524 per share (cost
    $42,581,514)                                --                --               --           --
  Mortgage Securities Portfolio,
    5,124,053 shares at net asset value
    of $1.098 per share (cost
    $5,836,324)                                 --                --               --           --
  Index 500 Portfolio, 10,536,776
    shares at net asset value of $1.518
    per share (cost $15,509,606)                --                --               --           --
  Capital Appreciation Portfolio,
    14,985,208 shares at net asset
    value of $1.808 per share (cost
    $25,319,446)                              27,086,019          --               --           --
  International Stock Portfolio,
    16,116,894 shares at net asset
    value of $1.235 per share (cost
    $20,203,526)                                --              19,902,092         --           --
  Small Company Portfolio, 6,999,176
    shares at net asset value of $1.226
    per share (cost $8,129,341)                 --                --            8,584,404       --
  Value Stock Portfolio, 963,696 shares
    at net asset value of $1.044 per
    share (cost $1,012,666)                     --                --               --         1,005,911
                                         ----------------  -----------------  ------------  -----------
                                              27,086,019        19,902,092      8,584,404     1,005,911
Receivable from Minnesota Mutual for
 contract purchase payments                       94,563           178,877        157,558        86,077
Receivable from MIMLIC Series Fund,
 Inc. for investments sold                        29,735            20,550         11,930         1,325
Dividends receivable from MIMLIC Series
 Fund, Inc.                                     --                --               --           --
                                         ----------------  -----------------  ------------  -----------
      Total assets                            27,210,317        20,101,519      8,753,892     1,093,313
                                         ----------------  -----------------  ------------  -----------
              LIABILITIES
Payable to MIMLIC Series Fund, Inc. for
 investments purchased                            94,563           178,877        157,558        86,077
Payable to Minnesota Mutual for
 contract terminations and mortality
 and expense charges                              29,735            20,550         11,930         1,325
                                         ----------------  -----------------  ------------  -----------
      Total liabilities                          124,298           199,427        169,488        87,402
                                         ----------------  -----------------  ------------  -----------
NET ASSETS APPLICABLE TO POLICY OWNERS        27,086,019        19,902,092      8,584,404     1,005,911
                                         ----------------  -----------------  ------------  -----------
                                         ----------------  -----------------  ------------  -----------
UNITS OUTSTANDING                             12,929,134        15,062,750      7,074,933       971,938
                                         ----------------  -----------------  ------------  -----------
                                         ----------------  -----------------  ------------  -----------
NET ASSET VALUE PER UNIT                           2.095              1.321         1.213         1.035
                                         ----------------  -----------------  ------------  -----------
                                         ----------------  -----------------  ------------  -----------

44              See accompanying notes to financial statements.

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1994 (PERIOD FROM MAY 2, 1994
TO DECEMBER 31, 1994 FOR VALUE STOCK)

                                                                        SEGREGATED SUB-ACCOUNTS
                                          ------------------------------------------------------------------------------------
                                                                                         ASSET        MORTGAGE
                                             GROWTH          BOND      MONEY MARKET   ALLOCATION     SECURITIES    INDEX 500
                                          -------------  ------------  ------------  -------------  ------------  ------------
Investment income (loss):
  Investment income distributions from
    underlying mutual funds               $     137,686       176,495       116,862        750,369      209,882        199,386
  Mortality and expense charges (note 3)        (74,204)      (23,955)      (15,521)      (189,661)     (25,132)       (66,230)
                                          -------------  ------------  ------------  -------------  ------------  ------------
    Investment income (loss)--net                63,482       152,540       101,341        560,708      184,750        133,156
                                          -------------  ------------  ------------  -------------  ------------  ------------
Realized and unrealized gains (losses)
 on investments--net:
  Realized gain distributions from
    underlying mutual fund                      283,186       110,137       --             218,666       99,701         40,363
                                          -------------  ------------  ------------  -------------  ------------  ------------
  Realized gains (losses) on sales of
    investments (note 4):
    Proceeds from sales                       5,517,029     2,347,048     5,451,482     15,550,866    2,436,609      4,825,884
    Cost of investments sold                 (5,436,921)   (2,445,624)   (5,451,482)   (15,569,220)  (2,529,982)    (4,668,104)
                                          -------------  ------------  ------------  -------------  ------------  ------------
                                                 80,108       (98,576)      --             (18,354)     (93,373)       157,780
                                          -------------  ------------  ------------  -------------  ------------  ------------
    Net realized gains on investments           363,294        11,561       --             200,312        6,328        198,143
                                          -------------  ------------  ------------  -------------  ------------  ------------
  Net change in unrealized appreciation
    or depreciation of investments             (346,307)     (384,138)      --          (1,400,184)    (369,942)      (229,615)
                                          -------------  ------------  ------------  -------------  ------------  ------------
    Net gains (losses) on investments            16,987      (372,577)      --          (1,199,872)    (363,614)       (31,472)
                                          -------------  ------------  ------------  -------------  ------------  ------------
Net increase (decrease) in net assets
 resulting from operations                $      80,469      (220,037)      101,341       (639,164)    (178,864)       101,684
                                          -------------  ------------  ------------  -------------  ------------  ------------
                                          -------------  ------------  ------------  -------------  ------------  ------------


                                              CAPITAL         INTERNATIONAL       SMALL        VALUE
                                            APPRECIATION          STOCK          COMPANY       STOCK
                                          ----------------  -----------------  ------------  ---------
Investment income (loss):
  Investment income distributions from
    underlying mutual funds                       17,564            351,737          11,999      7,337
  Mortality and expense charges (note 3)        (111,166)           (70,069)        (22,967)    (1,056)
                                          ----------------  -----------------  ------------  ---------
    Investment income (loss)--net                (93,602)           281,668         (10,968)     6,281
                                          ----------------  -----------------  ------------  ---------
Realized and unrealized gains (losses)
 on investments--net:
  Realized gain distributions from
    underlying mutual fund                       298,807            577,998         --           2,954
                                          ----------------  -----------------  ------------  ---------
  Realized gains (losses) on sales of
    investments (note 4):
    Proceeds from sales                        9,432,639          5,232,132       2,297,893     75,011
    Cost of investments sold                  (8,941,876)        (4,886,541)     (2,270,554)   (75,414)
                                          ----------------  -----------------  ------------  ---------
                                                 490,763            345,591          27,339       (403)
                                          ----------------  -----------------  ------------  ---------
    Net realized gains on investments            789,570            923,589          27,339      2,551
                                          ----------------  -----------------  ------------  ---------
  Net change in unrealized appreciation
    or depreciation of investments               (85,694)        (1,491,123)        391,884     (6,755)
                                          ----------------  -----------------  ------------  ---------
    Net gains (losses) on investments            703,876           (567,534)        419,223     (4,204)
                                          ----------------  -----------------  ------------  ---------
Net increase (decrease) in net assets
 resulting from operations                       610,274           (285,866)        408,255      2,077
                                          ----------------  -----------------  ------------  ---------
                                          ----------------  -----------------  ------------  ---------

YEAR ENDED DECEMBER 31, 1993 (PERIOD FROM MAY 3, 1993
TO DECEMBER 31, 1993 FOR SMALL COMPANY)

                                                                       SEGREGATED SUB-ACCOUNTS
                                         ------------------------------------------------------------------------------------
                                                                                        ASSET        MORTGAGE
                                            GROWTH          BOND      MONEY MARKET   ALLOCATION     SECURITIES    INDEX 500
                                         -------------  ------------  ------------  -------------  ------------  ------------
Investment income (loss):
  Investment income distributions from
    underlying mutual fund               $      99,068        96,850        46,169       421,238       117,747        122,778
  Mortality and expense charges (note
    3)                                         (44,901)      (14,397)       (8,840)     (124,535)      (16,630)       (41,559)
                                         -------------  ------------  ------------  -------------  ------------  ------------
    Investment income (loss)--net               54,167        82,453        37,329       296,703       101,117         81,219
                                         -------------  ------------  ------------  -------------  ------------  ------------
Realized and unrealized gains on
  investments--net:
  Realized gain distributions from
    underlying mutual fund                     124,129        42,919       --            494,621        39,468         34,607
                                         -------------  ------------  ------------  -------------  ------------  ------------
  Realized gains on sales of
    investments (note 4): Proceeds from
    sales                                    4,040,872     1,348,826     2,162,659     9,508,735     1,261,896      4,277,442
    Cost of investments sold                (3,892,578)   (1,283,714)   (2,162,659)   (9,203,008)   (1,216,218)    (4,039,899)
                                         -------------  ------------  ------------  -------------  ------------  ------------
                                               148,294        65,112       --            305,727        45,678        237,543
                                         -------------  ------------  ------------  -------------  ------------  ------------
    Net realized gains on investments          272,423       108,031       --            800,348        85,146        272,150
                                         -------------  ------------  ------------  -------------  ------------  ------------
  Net change in unrealized appreciation
    or depreciation of investments             126,006        39,172       --            393,909        56,735        364,519
                                         -------------  ------------  ------------  -------------  ------------  ------------
    Net gains on investments                   398,429       147,203       --          1,194,257       141,881        636,669
                                         -------------  ------------  ------------  -------------  ------------  ------------
Net increase in net assets resulting
  from operations                        $     452,596       229,656        37,329     1,490,960       242,998        717,888
                                         -------------  ------------  ------------  -------------  ------------  ------------
                                         -------------  ------------  ------------  -------------  ------------  ------------


                                             CAPITAL         INTERNATIONAL
                                           APPRECIATION          STOCK          SMALL COMPANY
                                         ----------------  -----------------  -----------------
Investment income (loss):
  Investment income distributions from
    underlying mutual fund                       29,851             41,641           --
  Mortality and expense charges (note
    3)                                          (68,412)           (18,587)           (1,701)
                                         ----------------  -----------------  -----------------
    Investment income (loss)--net               (38,561)            23,054            (1,701)
                                         ----------------  -----------------  -----------------
Realized and unrealized gains on
  investments--net:
  Realized gain distributions from
    underlying mutual fund                      310,803             45,550            19,206
                                         ----------------  -----------------  -----------------
  Realized gains on sales of
    investments (note 4): Proceeds from
    sales                                     5,608,219          1,357,302           325,343
    Cost of investments sold                 (5,370,971)        (1,223,096)         (318,751)
                                         ----------------  -----------------  -----------------
                                                237,248            134,206             6,592
                                         ----------------  -----------------  -----------------
    Net realized gains on investments           548,051            179,756            25,798
                                         ----------------  -----------------  -----------------
  Net change in unrealized appreciation
    or depreciation of investments            1,087,799          1,239,089            63,179
                                         ----------------  -----------------  -----------------
    Net gains on investments                  1,635,850          1,418,845            88,977
                                         ----------------  -----------------  -----------------
Net increase in net assets resulting
  from operations                             1,597,289          1,441,899            87,276
                                         ----------------  -----------------  -----------------
                                         ----------------  -----------------  -----------------

                See accompanying notes to financial statements.               45

- --------------------------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS (CONTINUED)
YEAR ENDED DECEMBER 31, 1992 (PERIOD FROM MAY 1, 1992
TO DECEMBER 31, 1992 FOR INTERNATIONAL STOCK)

                                                                   SEGREGATED SUB-ACCOUNTS
                                      ----------------------------------------------------------------------------------
                                                                                   ASSET        MORTGAGE
                                         GROWTH         BOND     MONEY MARKET   ALLOCATION     SECURITIES    INDEX 500
                                      -------------  ----------  ------------  -------------  ------------  ------------
Investment income (loss):
  Investment income distributions
    from underlying mutual fund       $      39,209      57,735        33,163       129,098        51,696         50,936
  Mortality and expense charges
    (note 3)                                (19,389)     (7,006)       (5,488)      (43,969)       (8,276)       (18,986)
                                      -------------  ----------  ------------  -------------  ------------  ------------
    Investment income (loss)-- net           19,820      50,729        27,675        85,129        43,420         31,950
                                      -------------  ----------  ------------  -------------  ------------  ------------
Realized and unrealized gains
  (losses) on investments--net:
  Realized gain distributions from
    underlying mutual fund                   38,433      11,679       --            148,212        22,364        146,943
                                      -------------  ----------  ------------  -------------  ------------  ------------
  Realized gains (losses) on sales
    of investments (note 4):
    Proceeds from sales                   1,839,704     579,366     1,179,845     3,425,144       725,576      1,803,969
    Cost of investments sold             (1,737,909)   (555,693)   (1,179,845)   (3,237,210)     (709,002)    (1,740,731)
                                      -------------  ----------  ------------  -------------  ------------  ------------
                                            101,795      23,673       --            187,934        16,574         63,238
                                      -------------  ----------  ------------  -------------  ------------  ------------
    Net realized gains (losses) on
      investments                           140,228      35,352       --            336,146        38,938        210,181
                                      -------------  ----------  ------------  -------------  ------------  ------------
  Net change in unrealized
    appreciation or depreciation of
    investments                             161,291       2,779       --            434,816        30,832        107,212
                                      -------------  ----------  ------------  -------------  ------------  ------------
    Net gains (losses) on
      investments                           301,519      38,131       --            770,962        69,770        317,393
                                      -------------  ----------  ------------  -------------  ------------  ------------
Net increase (decrease) in net
  assets resulting from operations    $     321,339      88,860        27,675       856,091       113,190        349,343
                                      -------------  ----------  ------------  -------------  ------------  ------------
                                      -------------  ----------  ------------  -------------  ------------  ------------


                                          CAPITAL         INTERNATIONAL
                                        APPRECIATION          STOCK
                                      ----------------  -----------------
Investment income (loss):
  Investment income distributions
    from underlying mutual fund               17,447            18,917
  Mortality and expense charges
    (note 3)                                 (27,471)           (2,129)
                                      ----------------  -----------------
    Investment income (loss)-- net           (10,024)           16,788
                                      ----------------  -----------------
Realized and unrealized gains
  (losses) on investments--net:
  Realized gain distributions from
    underlying mutual fund                   150,507             2,539
                                      ----------------  -----------------
  Realized gains (losses) on sales
    of investments (note 4):
    Proceeds from sales                    2,924,011           209,976
    Cost of investments sold              (2,803,436)         (218,658)
                                      ----------------  -----------------
                                             120,575            (8,682)
                                      ----------------  -----------------
    Net realized gains (losses) on
      investments                            271,082            (6,143)
                                      ----------------  -----------------
  Net change in unrealized
    appreciation or depreciation of
    investments                              252,216           (49,400)
                                      ----------------  -----------------
    Net gains (losses) on
      investments                            523,298           (55,543)
                                      ----------------  -----------------
Net increase (decrease) in net
  assets resulting from operations           513,274           (38,755)
                                      ----------------  -----------------
                                      ----------------  -----------------

46              See accompanying notes to financial statements.

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1994 (PERIOD FROM MAY 2, 1994
TO DECEMBER 31, 1994 FOR VALUE STOCK)

                                                                      SEGREGATED SUB-ACCOUNTS
                                       -------------------------------------------------------------------------------------
                                                                                       ASSET        MORTGAGE
                                           GROWTH          BOND      MONEY MARKET   ALLOCATION     SECURITIES    INDEX 500
                                       --------------  ------------  ------------  -------------  ------------  ------------
Operations:
  Investment income (loss)--net        $       63,482       152,540       101,341        560,708      184,750        133,156
  Net realized gains on investments           363,294        11,561       --             200,312        6,328        198,143
  Net change in unrealized
    appreciation or depreciation of
    investments                              (346,307)     (384,138)      --          (1,400,184)    (369,942)      (229,615)
                                       --------------  ------------  ------------  -------------  ------------  ------------
Net increase (decrease) in net assets
 resulting from operations                     80,469      (220,037)      101,341       (639,164)    (178,864)       101,684
                                       --------------  ------------  ------------  -------------  ------------  ------------
Policy transactions (notes 3 and 5):
  Policy purchase payments                 11,306,528     4,667,840     6,967,161     25,106,087    3,862,411      9,928,770
  Policy withdrawals and charges           (5,442,825)   (2,323,093)   (5,435,960)   (15,361,205)  (2,411,477)    (4,759,654)
                                       --------------  ------------  ------------  -------------  ------------  ------------
Increase in net assets from policy
 transactions                               5,863,703     2,344,747     1,531,201      9,744,882    1,450,934      5,169,116
                                       --------------  ------------  ------------  -------------  ------------  ------------
Increase in net assets                      5,944,172     2,124,710     1,632,542      9,105,718    1,272,070      5,270,800
Net assets at the beginning of period      11,929,506     3,852,823     2,594,459     33,525,229    4,354,725     10,728,517
                                       --------------  ------------  ------------  -------------  ------------  ------------
Net assets at the end of period        $   17,873,678     5,977,533     4,227,001     42,630,947    5,626,795     15,999,317
                                       --------------  ------------  ------------  -------------  ------------  ------------
                                       --------------  ------------  ------------  -------------  ------------  ------------


                                           CAPITAL         INTERNATIONAL       SMALL
                                         APPRECIATION          STOCK          COMPANY     VALUE STOCK
                                       ----------------  -----------------  ------------  -----------
Operations:
  Investment income (loss)--net                (93,602)          281,668         (10,968)       6,281
  Net realized gains on investments            789,570           923,589          27,339        2,551
  Net change in unrealized
    appreciation or depreciation of
    investments                                (85,694)       (1,491,123)        391,884       (6,755)
                                       ----------------  -----------------  ------------  -----------
Net increase (decrease) in net assets
 resulting from operations                     610,274          (285,866)        408,255        2,077
                                       ----------------  -----------------  ------------  -----------
Policy transactions (notes 3 and 5):
  Policy purchase payments                  17,095,782        17,030,883       9,002,013    1,077,789
  Policy withdrawals and charges            (9,321,473)       (5,162,063)     (2,274,926)     (73,955)
                                       ----------------  -----------------  ------------  -----------
Increase in net assets from policy
 transactions                                7,774,309        11,868,820       6,727,087    1,003,834
                                       ----------------  -----------------  ------------  -----------
Increase in net assets                       8,384,583        11,582,954       7,135,342    1,005,911
Net assets at the beginning of period       18,701,436         8,319,138       1,449,062      --
                                       ----------------  -----------------  ------------  -----------
Net assets at the end of period             27,086,019        19,902,092       8,584,404    1,005,911
                                       ----------------  -----------------  ------------  -----------
                                       ----------------  -----------------  ------------  -----------

YEAR ENDED DECEMBER 31, 1993 (PERIOD FROM MAY 3, 1993
TO DECEMBER 31, 1993 FOR SMALL COMPANY)

                                                                       SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------
                                                                                        ASSET        MORTGAGE
                                            GROWTH          BOND      MONEY MARKET   ALLOCATION     SECURITIES    INDEX 500
                                        --------------  ------------  ------------  -------------  ------------  ------------
Operations:
  Investment income (loss)--net         $       54,167        82,453        37,329       296,703       101,117         81,219
  Net realized gains on investments            272,423       108,031       --            800,348        85,146        272,150
  Net change in unrealized
    appreciation or depreciation of
    investments                                126,006        39,172       --            393,909        56,735        364,519
                                        --------------  ------------  ------------  -------------  ------------  ------------
Net increase in net assets resulting
  from operations                              452,596       229,656        37,329     1,490,960       242,998        717,888
                                        --------------  ------------  ------------  -------------  ------------  ------------
Policy transactions (notes 3 and 5):
  Policy purchase payments                   9,110,537     2,948,951     3,108,005    25,985,643     2,919,646      7,734,018
  Policy withdrawals and charges            (3,995,971)   (1,334,429)   (2,153,819)   (9,384,200)   (1,245,266)    (4,235,883)
                                        --------------  ------------  ------------  -------------  ------------  ------------
Increase in net assets from policy
  transactions                               5,114,566     1,614,522       954,186    16,601,443     1,674,380      3,498,135
                                        --------------  ------------  ------------  -------------  ------------  ------------
Increase in net assets                       5,567,162     1,844,178       991,515    18,092,403     1,917,378      4,216,023
Net assets at the beginning of period        6,362,344     2,008,645     1,602,944    15,432,826     2,437,347      6,512,494
                                        --------------  ------------  ------------  -------------  ------------  ------------
Net assets at the end of period         $   11,929,506     3,852,823     2,594,459    33,525,229     4,354,725     10,728,517
                                        --------------  ------------  ------------  -------------  ------------  ------------
                                        --------------  ------------  ------------  -------------  ------------  ------------


                                            CAPITAL         INTERNATIONAL
                                          APPRECIATION          STOCK          SMALL COMPANY
                                        ----------------  -----------------  -----------------
Operations:
  Investment income (loss)--net                 (38,561)           23,054             (1,701)
  Net realized gains on investments             548,051           179,756             25,798
  Net change in unrealized
    appreciation or depreciation of
    investments                               1,087,799         1,239,089             63,179
                                        ----------------  -----------------  -----------------
Net increase in net assets resulting
  from operations                             1,597,289         1,441,899             87,276
                                        ----------------  -----------------  -----------------
Policy transactions (notes 3 and 5):
  Policy purchase payments                   13,172,269         6,715,273          1,685,428
  Policy withdrawals and charges             (5,539,807)       (1,338,715)          (323,642)
                                        ----------------  -----------------  -----------------
Increase in net assets from policy
  transactions                                7,632,462         5,376,558          1,361,786
                                        ----------------  -----------------  -----------------
Increase in net assets                        9,229,751         6,818,457          1,449,062
Net assets at the beginning of period         9,471,685         1,500,681           --
                                        ----------------  -----------------  -----------------
Net assets at the end of period              18,701,436         8,319,138          1,449,062
                                        ----------------  -----------------  -----------------
                                        ----------------  -----------------  -----------------

                See accompanying notes to financial statements.               47

- --------------------------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

YEAR ENDED DECEMBER 31, 1992 (PERIOD FROM MAY 1, 1992
TO DECEMBER 31, 1992 FOR INTERNATIONAL STOCK)

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                           ---------------------------------------------------------------------
                                                                                                         ASSET        MORTGAGE
                                                              GROWTH         BOND      MONEY MARKET   ALLOCATION     SECURITIES
                                                           -------------  -----------  ------------  -------------  ------------
Operations:
  Investment income (loss)--net                            $      19,820       50,729        27,675        85,129        43,420
  Net realized gains (losses) on investments                     140,228       35,352       --            336,146        38,938
  Net change in unrealized appreciation or depreciation
    of investments                                               161,291        2,779       --            434,816        30,832
                                                           -------------  -----------  ------------  -------------  ------------
Net increase (decrease) in net assets resulting from
  operations                                                     321,339       88,860        27,675       856,091       113,190
                                                           -------------  -----------  ------------  -------------  ------------
Policy transactions (notes 3 and 5):
  Policy purchase payments                                     5,799,990    1,525,008     2,032,278    13,774,100     2,171,697
  Policy withdrawals and charges                              (1,820,315)    (572,360)   (1,174,357)   (3,381,175)     (717,300)
                                                           -------------  -----------  ------------  -------------  ------------
Increase in net assets from policy transactions                3,979,675      952,648       857,921    10,392,925     1,454,397
                                                           -------------  -----------  ------------  -------------  ------------
Increase in net assets                                         4,301,014    1,041,508       885,596    11,249,016     1,567,587
Net assets at the beginning of period                          2,061,330      967,137       717,348     4,183,810       869,760
                                                           -------------  -----------  ------------  -------------  ------------
Net assets at the end of period                            $   6,362,344    2,008,645     1,602,944    15,432,826     2,437,347
                                                           -------------  -----------  ------------  -------------  ------------
                                                           -------------  -----------  ------------  -------------  ------------


                                                                             CAPITAL         INTERNATIONAL
                                                            INDEX 500      APPRECIATION          STOCK
                                                           ------------  ----------------  -----------------
Operations:
  Investment income (loss)--net                                  31,950         (10,024)            16,788
  Net realized gains (losses) on investments                    210,181         271,082             (6,143)
  Net change in unrealized appreciation or depreciation
    of investments                                              107,212         252,216            (49,400)
                                                           ------------  ----------------  -----------------
Net increase (decrease) in net assets resulting from
  operations                                                    349,343         513,274            (38,755)
                                                           ------------  ----------------  -----------------
Policy transactions (notes 3 and 5):
  Policy purchase payments                                    5,967,347       8,825,617          1,747,283
  Policy withdrawals and charges                             (1,784,984)     (2,896,539)          (207,847)
                                                           ------------  ----------------  -----------------
Increase in net assets from policy transactions               4,182,363       5,929,078          1,539,436
                                                           ------------  ----------------  -----------------
Increase in net assets                                        4,531,706       6,442,352          1,500,681
Net assets at the beginning of period                         1,980,788       3,029,333           --
                                                           ------------  ----------------  -----------------
Net assets at the end of period                               6,512,494       9,471,685          1,500,681
                                                           ------------  ----------------  -----------------
                                                           ------------  ----------------  -----------------

48              See accompanying notes to financial statements.

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION
The Minnesota Mutual Variable Life Account (the Account) was established on October 21, 1985 as a segregated asset account of The Minnesota Mutual Life Insurance Company (Minnesota Mutual) under Minnesota law and is registered as a unit investment trust under the Investment Company Act of 1940. The Account currently has ten segregated sub-accounts to which policy owners may allocate their purchase payments. The Account did not commence operations until June 1, 1987. On May 1, 1992, an additional segregated sub-account, International Stock, was added to the Account. On May 3, 1993, an additional segregated sub-account, Small Company, was added to the Account. On May 2, 1994, an additional segregated sub-account, Value Stock, was added to the Account.
    The assets of each segregated sub-account are held for the exclusive benefit of the variable adjustable life insurance policy owners and are not chargeable with liabilities arising out of the business conducted by any other account or by Minnesota Mutual. Variable policy owners allocate their purchase payments to one or more of the ten segregated sub-accounts. Such payments are then invested in shares of MIMLIC Series Fund, Inc. (the Fund) which was organized by Minnesota Mutual as the investment vehicle for its variable adjustable life insurance policies and variable annuity contracts. The Fund is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Payments allocated to the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock segregated sub-accounts are invested in shares of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock Portfolios of the Fund, respectively.
    MIMLIC Sales Corporation acts as the underwriter for the Account. MIMLIC Asset Management Company acts as the investment adviser for the Fund. Both entities are wholly-owned subsidiaries of Minnesota Mutual.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENTS IN MIMLIC SERIES FUND, INC.
Investments in shares of the Fund portfolios are stated at market value which is the net asset value per share as determined daily by the Fund. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of investments sold is determined on the average cost method. All dividend distributions received from the Fund are reinvested in additional shares of the Fund and are recorded by the sub-accounts on the ex-dividend date.

FEDERAL INCOME TAXES
The Account is treated as part of Minnesota Mutual for federal income tax purposes. Under current interpretations of existing federal income tax law, no income taxes are payable on investment income or capital gain distributions received by the Account from the Fund.

(3) MORTALITY AND EXPENSE AND OTHER POLICY CHARGES
The mortality and expense charge paid to Minnesota Mutual is computed daily and is equal, on an annual basis, to .50% of the average daily net assets of the Account. This charge is an expense of the Account and is deducted daily from net assets of the Account.
    Policy purchase payments are reflected net of the following charges paid to Minnesota Mutual:

        A basic sales load of 7 percent is deducted from each premium payment. A first year sales load not to exceed 23 percent may also be deducted. Total sales charges deducted from premium payments for the years ended December 31, 1994, 1993 and 1992 amounted to $10,312,243, $7,903,095 and $4,307,458, respectively.

        An underwriting charge is deducted from first year purchase payments in an amount not to exceed $5 per $1,000 of face amount of insurance. The amount may vary by the age of the insured and the premium level for a given amount of insurance. The underwriting charge is paid for administrative costs associated with issuance or adjustment of policies. Total underwriting charges deducted from premium

                 ---------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3) MORTALITY AND EXPENSE AND OTHER POLICY CHARGES (CONTINUED) payments for the years ended December 31, 1994, 1993 and 1992 amounted to $4,826,308, $4,345,882 and $2,689,814, respectively.

        A premium tax charge in the amount of 2.5 percent is deducted from each premium payment. Premium taxes are paid to state and local governments. Total premium tax charges deducted from premium payments for the years ended December 31, 1994, 1993 and 1992 amounted to $2,147,159, $1,430,618 and
    $687,361, respectively.

        A face amount guarantee charge of 1.5 percent is deducted from each premium payment. The charge is paid for the guarantee that the death benefit will always be at least equal to the current face amount of insurance regardless of the investment performance. Total face amount guarantee charges deducted from premium payments for the years ended December 31, 1994, 1993 and 1992 amounted to $1,125,385, $730,912 and $339,485, respectively.
    In addition to deductions from premium payments, an administration charge, certain transaction charges, a cost of insurance charge and a charge for sub-standard risks, if any, are assessed from the actual cash value of each policy. These charges are paid by redeeming units of the Account held by the individual policy owner. The administration charge is $60 for each policy year. The transaction charges are for expenses incurred by Minnesota Mutual for processing certain transactions. A charge of $25 is assessed for each policy adjustment. A charge, not to exceed $10, may be assessed for each transfer of actual cash value among the segregated sub-accounts.
    The cost of insurance charge varies with the amount of insurance, the insured's age, sex, risk class, level of scheduled premium and duration of the policy. The charge for substandard risks is for providing death benefits for policies which have mortality risks in excess of the standard. The total of cash value charges for the years ended December 31, 1994, 1993 and 1992 for each segregated sub-account (years ended December 31, 1994 and 1993 and period from May 1, 1992 to December 31, 1992 for International Stock, year ended December 31, 1994 and period from May 3, 1993 to December 31, 1993 for Small Company and period from May 2, 1994 to December 31, 1994 for Value Stock) are as follows:

                                                                                      1994           1993           1992
                                                                                  -------------  -------------  -------------
Growth                                                                            $   2,691,861  $   1,900,285  $     881,459
Bond                                                                                    968,023        532,924        212,792
Money Market                                                                            406,353        318,629        165,701
Asset Allocation                                                                      7,226,753      5,240,867      1,938,571
Mortgage Securities                                                                     914,930        652,947        301,615
Index 500                                                                             2,186,930      1,426,956        810,400
Capital Appreciation                                                                  4,034,243      2,924,788      1,408,834
International Stock                                                                   2,670,738        834,888        115,357
Small Company                                                                         1,114,925         91,432       --
Value Stock                                                                              45,146       --             --

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) INVESTMENT TRANSACTIONS
The Account's purchases of Fund shares, including reinvestment of dividend distributions, were as follows during the years ended December 31, 1994, 1993 and 1992 (years ended December 31, 1994 and 1993 and period from May 1, 1992 to December 31, 1992 for International Stock, year ended December 31, 1994 and period from May 3, 1993 to December 31, 1993 for Small Company and period from May 2, 1994 to December 31, 1994 for Value Stock):

                                                                                   1994            1993            1992
                                                                              --------------  --------------  --------------
Growth Portfolio                                                              $   11,727,400  $    9,333,734  $    5,877,632
Bond Portfolio                                                                     4,954,472       3,088,721       1,594,422
Money Market Portfolio                                                             7,083,425       3,154,175       2,065,441
Asset Allocation Portfolio                                                        26,075,122      26,901,502      14,051,410
Mortgage Securities Portfolio                                                      4,171,994       3,076,862       2,245,757
Index 500 Portfolio                                                               10,168,519       7,891,402       6,165,225
Capital Appreciation Portfolio                                                    17,412,153      13,512,923       8,993,572
International Stock Portfolio                                                     17,960,618       6,802,461       1,768,739
Small Company Portfolio                                                            9,014,012       1,704,635        --
Value Stock Portfolio                                                              1,088,077        --              --

(5) UNIT ACTIVITY FROM POLICY TRANSACTIONS
Transactions in units for each segregated sub-account for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                                                             SEGREGATED SUB-ACCOUNTS
                                                      ---------------------------------------------------------------------
                                                                                     MONEY          ASSET        MORTGAGE
                                                         GROWTH         BOND         MARKET      ALLOCATION     SECURITIES
                                                      ------------  ------------  ------------  -------------  ------------
Units outstanding at December 31, 1991                   1,251,845       654,954       536,680      2,587,520       555,964
    Policy purchase payments                             3,571,081     1,008,783     1,494,516      8,417,736     1,366,713
    Deductions for policy withdrawals and charges       (1,119,759)     (382,026)     (863,606)    (2,061,749)     (450,693)
                                                      ------------  ------------  ------------  -------------  ------------
Units outstanding at December 31, 1992                   3,703,167     1,281,711     1,167,590      8,943,507     1,471,984
    Policy purchase payments                             5,272,736     1,746,839     2,233,968     14,678,567     1,655,358
    Deductions for policy withdrawals and charges       (2,304,551)     (788,206)   (1,551,837)    (5,280,657)     (707,889)
                                                      ------------  ------------  ------------  -------------  ------------
Units outstanding at December 31, 1993                   6,671,352     2,240,344     1,849,721     18,341,417     2,419,453
    Policy purchase payments                             6,348,390     2,825,826     4,896,347     14,022,145     2,217,484
    Deductions for policy withdrawals and charges       (3,055,525)   (1,406,940)   (3,825,731)    (8,593,765)   (1,385,966)
                                                      ------------  ------------  ------------  -------------  ------------
Units outstanding at December 31, 1994                   9,964,217     3,659,230     2,920,337     23,769,797     3,250,971
                                                      ------------  ------------  ------------  -------------  ------------
                                                      ------------  ------------  ------------  -------------  ------------

                 ---------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) UNIT ACTIVITY FROM POLICY TRANSACTIONS (CONTINUED)
Transactions in units for each segregated sub-account for the years ended December 31, 1994, 1993 and 1992 (years ended December 31, 1994 and 1993 and period from May 1, 1992 to December 31, 1992 for International Stock, year ended December 31, 1994 and period from May 3, 1993 to December 31, 1993 for Small Company and May 2, 1994 to December 31, 1994 for Value Stock) were as follows:

                                                                          SEGREGATED SUB-ACCOUNTS
                                                  ------------------------------------------------------------------------
                                                     INDEX         CAPITAL       INTERNATIONAL      SMALL         VALUE
                                                      500        APPRECIATION        STOCK         COMPANY        STOCK
                                                  ------------  --------------  ---------------  ------------  -----------
Units outstanding at December 31, 1991               1,307,951      1,689,614         --              --           --
  Policy purchase payments                           3,883,163      5,014,911        1,838,256        --           --
  Deductions for policy withdrawals and charges     (1,164,318)    (1,651,072)        (222,502)       --           --
                                                  ------------  --------------  ---------------  ------------  -----------
Units outstanding at December 31, 1992               4,026,796      5,053,453        1,615,754        --           --
  Policy purchase payments                           4,548,485      6,957,826        5,801,772      1,563,329      --
  Deductions for policy withdrawals and charges     (2,500,450)    (2,928,618)      (1,172,776)      (301,808)     --
                                                  ------------  --------------  ---------------  ------------  -----------
Units outstanding at December 31, 1993               6,074,831      9,082,661        6,244,750      1,261,521      --
  Policy purchase payments                           5,628,519      8,441,310       12,670,160      7,794,579    1,043,691
  Deductions for policy withdrawals and charges     (2,705,628)    (4,594,837)      (3,852,160)    (1,981,167)     (71,753)
                                                  ------------  --------------  ---------------  ------------  -----------
Units outstanding at December 31, 1994               8,997,722     12,929,134       15,062,750      7,074,933      971,938
                                                  ------------  --------------  ---------------  ------------  -----------
                                                  ------------  --------------  ---------------  ------------  -----------

(6) FINANCIAL HIGHLIGHTS
The following tables for each segregated sub-account show certain data for an accumulation unit outstanding during the periods indicated:

                                     GROWTH

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.788  1.718  1.647  1.234  1.237
                                ------  -----  -----  -----  -----
Income from investment
  operations:
  Net investment income (loss)    .008   .010   .009  (.007)  .007
  Net gains or losses on
    securities (both realized
    and unrealized)              (.002)  .060   .062   .420  (.010)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                  .006   .070   .071   .413  (.003)
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.794  1.788  1.718  1.647  1.234
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS (CONTINUED)
                                      BOND

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.720  1.567  1.477  1.262  1.184
                                ------  -----  -----  -----  -----
Income from investment
  operation
  Net investment income (loss)    .054   .048   .055  (.007)  .115
  Net gains or losses on
    securities (both realized
    and unrealized)              (.140)  .105   .035   .222  (.037)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                 (.086)  .153   .090   .215   .078
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.634  1.720  1.567  1.477  1.262
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

                                  MONEY MARKET

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.403  1.373  1.337  1.274  1.188
                                ------  -----  -----  -----  -----
Income from investment
  operations:
  Net investment income           .044   .030   .036   .063   .086
                                ------  -----  -----  -----  -----
    Total from investment
      operations                  .044   .030   .036   .063   .086
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.447  1.403  1.373  1.337  1.274
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

                                ASSET ALLOCATION

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.828  1.726  1.617  1.261  1.223
                                ------  -----  -----  -----  -----
Income from investment
  operations:
  Net investment income (loss)    .027   .021   .016  (.007)  .080
  Net gains or losses on
    securities (both realized
    and unrealized)              (.062)  .081   .093   .363  (.042)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                 (.035)  .102   .109   .356   .038
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.793  1.828  1.726  1.617  1.261
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

                 ---------------------------------------------------------------
 MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS (CONTINUED)
                              MORTGAGE SECURITIES

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.800  1.656  1.564  1.352  1.242
                                ------  -----  -----  -----  -----
Income from investment
  operations:
  Net investment income (loss)    .064   .054   .044  (.007)  .156
  Net gains or losses on
    securities (both realized
    and unrealized)              (.133)  .090   .048   .219  (.046)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                 (.069)  .144   .092   .212   .110
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.731  1.800  1.656  1.564  1.352
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

                                   INDEX 500

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $1.766  1.617  1.514  1.173  1.226
Income from investment
  operations:
  Net investment income (loss)    .018   .017   .013  (.007)  .047
  Net gains or losses on
    securities (both realized
    and unrealized)              (.006)  .132   .090   .348  (.100)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                  .012   .149   .103   .341  (.053)
                                ------  -----  -----  -----  -----
Unit value, end of year         $1.778  1.766  1.617  1.514  1.173
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

                              CAPITAL APPRECIATION

                                     YEAR ENDED DECEMBER 31,
                                ----------------------------------
                                 1994   1993   1992   1991   1990
                                ------  -----  -----  -----  -----
Unit value, beginning of year   $2.059  1.874  1.793  1.272  1.303
                                ------  -----  -----  -----  -----
Income from investment
  operations:
  Net investment income (loss)   (.009) (.005) (.003) (.005)  .009
  Net gains or losses on
    securities (both realized
    and unrealized)               .045   .190   .084   .526  (.040)
                                ------  -----  -----  -----  -----
    Total from investment
      operations                  .036   .185   .081   .521  (.031)
                                ------  -----  -----  -----  -----
Unit value, end of year         $2.095  2.059  1.874  1.793  1.272
                                ------  -----  -----  -----  -----
                                ------  -----  -----  -----  -----

- --------------------------------------------------------------------------------
                                          MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS (CONTINUED)
                              INTERNATIONAL STOCK

                                                                                     YEAR ENDED DECEMBER
                                                                                             31,                 PERIOD FROM
                                                                                     --------------------      MAY 1, 1992* TO
                                                                                       1994       1993        DECEMBER 31, 1992
                                                                                     ---------  ---------  -----------------------
Unit value, beginning of period                                                      $   1.332       .929             1.000
                                                                                     ---------  ---------             -----
Income from investment operations:
  Net investment income                                                                   .027       .007              .025
  Net gains or losses on securities (both realized and unrealized)                       (.038)      .396             (.096)
                                                                                     ---------  ---------             -----
    Total from investment operations                                                     (.011)      .403             (.071)
                                                                                     ---------  ---------             -----
Unit value, end of period                                                            $   1.321      1.332              .929
                                                                                     ---------  ---------             -----
                                                                                     ---------  ---------             -----

*Commencement of the segregated sub-account's operations.

                                 SMALL COMPANY

                                                                                                              PERIOD FROM
                                                                                      YEAR ENDED            MAY 3, 1993* TO
                                                                                   DECEMBER 31, 1994       DECEMBER 31, 1993
                                                                                 ---------------------  -----------------------
Unit value, beginning of period                                                        $   1.149                   1.000
Income from investment operations:
  Net investment loss                                                                      (.003)                  (.004)
  Net gains or losses on securities (both realized and unrealized)                          .067                    .153
                                                                                         -------                   -----
    Total from investment operations                                                        .064                    .149
                                                                                         -------                   -----
Unit value, end of period                                                              $   1.213                   1.149
                                                                                         -------                   -----
                                                                                         -------                   -----

*Commencement of the segregated sub-account's operations.

                                  VALUE STOCK

                                                                                                              PERIOD FROM
                                                                                                            MAY 2, 1994* TO
                                                                                                           DECEMBER 31, 1994
                                                                                                         ---------------------
Unit value, beginning of period                                                                                $   1.000
Income from investment operations:
  Net investment income                                                                                             .019
  Net gains or losses on securities (both realized and unrealized)                                                  .016
                                                                                                                 -------
    Total from investment operations                                                                                .035
                                                                                                                 -------
Unit value, end of period                                                                                      $   1.035
                                                                                                                 -------
                                                                                                                 -------

*Commencement of the segregated sub-account's operations.

- --------------------------------------------------------------------------------
 INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                  THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

Independent Auditors' Report......................................................................     57

Balance Sheets....................................................................................     58

Statements of Operations and Policyowners' Surplus................................................     59

Statements of Cash Flows..........................................................................     60

Notes to Financial Statements.....................................................................     61

Financial Statement Schedules:

       I.  Summary of Investments--Other than Investments in Related Parties......................     71

       V.  Supplementary Insurance Information....................................................     72

      VI.  Reinsurance............................................................................     73

- --------------------------------------------------------------------------------
                                                    INDEPENDENT AUDITORS' REPORT

The Board of Trustees
The Minnesota Mutual Life Insurance Company:

    We have audited the accompanying balance sheets of The Minnesota Mutual Life Insurance Company as of December 31, 1994 and 1993 and the related statements of operations and policyowners' surplus and cash flows for each of the years in the three-year period ended December 31, 1994. In connection with our audits of the financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Minnesota Mutual Life Insurance Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles (notes 1 and 10). Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 9, 1995

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

BALANCE SHEETS
DECEMBER 31, 1994 AND 1993

                             ASSETS
                                             1994        1993
                                          ----------  ----------
                                              (IN THOUSANDS)
Bonds                                     $5,134,554  $4,985,026
Common stocks                                209,958     211,792
Mortgage loans                               598,186     542,356
Real estate, including Home Office
  property                                    76,346      80,655
Other invested assets                         60,604      49,599
Policy loans                                 185,599     177,820
Investments in subsidiary companies          155,404     125,865
Cash and short-term securities               112,869      90,266
Premiums deferred and uncollected            125,422     186,978
Other assets                                 134,594     118,596
                                          ----------  ----------
      Total assets, excluding separate
        accounts                           6,793,536   6,568,953
Separate account assets                    1,750,680   1,235,157
                                          ----------  ----------
          Total assets                    $8,544,216  $7,804,110
                                          ----------  ----------
                                          ----------  ----------

             LIABILITIES AND POLICYOWNERS' SURPLUS

Liabilities:
    Policy reserves:
      Life insurance                      $1,981,469  $1,875,570
      Annuities and other fund deposits    3,179,279   3,166,944
      Accident and health                    343,241     317,825
    Policy claims in process of
      settlement                              53,670      98,351
    Dividends payable to policyowners        100,287      94,224
    Other policy liabilities                 388,538     371,333
    Asset valuation reserve                  165,341     135,936
    Interest maintenance reserve              19,922      24,349
    Federal income taxes                      35,050      15,644
    Other liabilities                        186,575     162,934
                                          ----------  ----------
          Total liabilities, excluding
            separate accounts              6,453,372   6,263,110
    Separate account liabilities           1,708,529   1,193,100
                                          ----------  ----------
          Total liabilities                8,161,901   7,456,210
Policyowners' surplus                        382,315     347,900
                                          ----------  ----------
          Total liabilities and
            policyowners' surplus         $8,544,216  $7,804,110
                                          ----------  ----------
                                          ----------  ----------

58              See accompanying notes to financial statements.

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND POLICYOWNERS' SURPLUS
YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                          STATEMENTS OF OPERATIONS
                                             1994        1993        1992
                                          ----------  ----------  ----------
                                                    (IN THOUSANDS)
Revenues:
    Premiums, annuity considerations and
      fund deposits                       $1,424,352  $1,289,954  $1,234,413
    Net investment income                    488,813     493,011     485,284
                                          ----------  ----------  ----------
      Total revenues                       1,913,165   1,782,965   1,719,697
                                          ----------  ----------  ----------
Benefits and expenses:
    Policyowner benefits                   1,259,685   1,131,638     968,539
    Increase in policy reserves               94,116     122,280     243,014
    General insurance expenses and taxes     279,022     268,041     249,943
    Commissions                               75,443      70,899      65,088
    Federal income taxes                      49,626      36,656      39,845
                                          ----------  ----------  ----------
      Total benefits and expenses          1,757,892   1,629,514   1,566,429
                                          ----------  ----------  ----------
      Gain from operations before net
        realized capital gains (losses)
        and dividends                        155,273     153,451     153,268
Realized capital gains (losses), net of
  tax                                         18,559       2,907     (23,311)
                                          ----------  ----------  ----------
      Gain from operations before
        dividends                            173,832     156,358     129,957
Dividends to policyowners                    108,709      97,937      98,116
                                          ----------  ----------  ----------
      Net income                          $   65,123  $   58,421  $   31,841
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

                    STATEMENTS OF POLICYOWNERS' SURPLUS

Policyowners' surplus, beginning of year  $  347,900  $  264,542  $  219,488
    Net income                                65,123      58,421      31,841
    Net change in unrealized capital
      gains and losses                          (317)      3,286       8,294
    Change in policy reserve bases             1,463          --      (2,790)
    Change in asset valuation reserve        (29,405)    (17,002)      2,217
    Change in prior year federal income
      tax liability                             (512)        857       2,814
    Guaranty fund certificate redemption
      (contribution)                              --      19,171      (4,500)
    Change in separate account surplus        (3,764)      5,623       7,910
    Business combination                          --      16,684          --
    Other, net                                 1,827      (3,682)       (732)
                                          ----------  ----------  ----------
Policyowners' surplus, end of year        $  382,315  $  347,900  $  264,542
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

                See accompanying notes to financial statements.               59

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

CASH PROVIDED:                               1994        1993        1992
- ----------------------------------------  ----------  ----------  ----------
                                                    (IN THOUSANDS)
From operations:
  Revenues:
    Premiums, annuity considerations and
      fund deposits                       $1,474,471  $1,252,183  $1,258,050
    Net investment income                    468,927     473,487     466,199
                                          ----------  ----------  ----------
      Total receipts                       1,943,398   1,725,670   1,724,249
                                          ----------  ----------  ----------
  Benefits and expenses paid:
    Policyowner benefits                   1,301,060   1,069,090     957,013
    Dividends to policyowners                103,634      97,697      93,087
    Commissions and expenses                 360,150     348,397     320,394
    Federal income taxes                      40,482      50,994      37,698
                                          ----------  ----------  ----------
      Total payments                       1,805,326   1,566,178   1,408,192
                                          ----------  ----------  ----------
        Cash provided from operations        138,072     159,492     316,057
Proceeds from investments sold, matured
  or repaid:
  Bonds                                    1,031,279   1,631,215   1,080,940
  Common stocks                              113,228     113,945     113,503
  Mortgage loans                             152,418     265,356     272,337
  Real estate                                 17,571      10,100      46,142
  Other invested assets                       16,831      17,266       6,414
Separate account redemption                   14,519          --          --
Business combination                              --      24,628          --
Other sources, net                            58,072      53,531          --
                                          ----------  ----------  ----------
        Total cash provided                1,541,990   2,275,533   1,835,393
                                          ----------  ----------  ----------

CASH APPLIED:
- ----------------------------------------
Cost of investments acquired:
  Bonds                                    1,146,117   1,966,653   1,678,256
  Common stocks                              132,301     123,185      94,724
  Mortgage loans                             203,803     109,559      69,587
  Real estate                                 11,904      16,572      13,312
  Other invested assets                       12,732       9,800       8,079
  Guaranty fund certificate contribution          --          --       4,500
  Separate account investment                 12,530       3,365      10,000
Other applications, net                           --          --       6,051
                                          ----------  ----------  ----------
        Total cash applied                 1,519,387   2,229,134   1,884,509
                                          ----------  ----------  ----------
        Net change in cash and
          short-term securities               22,603      46,399     (49,116)
Cash and short-term securities,
  beginning of year                           90,266      43,867      92,983
                                          ----------  ----------  ----------
Cash and short-term securities, end of
  year                                    $  112,869  $   90,266  $   43,867
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

60              See accompanying notes to financial statements.

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of The Minnesota Mutual Life Insurance Company (the Company) have been prepared in accordance with accounting practices prescribed or permitted by the Commerce Department of the State of Minnesota (Department of Commerce), which are currently considered generally accepted accounting principles for mutual life insurance companies (note 10). The significant accounting policies follow:

REVENUES AND EXPENSES
Premiums are credited to revenue over the premium paying period of the policies. Annuity considerations and fund deposits are recognized as revenue when received. Expenses, including acquisition costs related to acquiring new business, are charged to operations as incurred. Investment income is recognized as earned, net of related investment expenses.

VALUATION OF INVESTMENTS
Bonds and stocks are valued as prescribed by the National Association of Insurance Commissioners (NAIC). Bonds are generally carried at cost, adjusted for the amortization of premiums and discounts, and common stocks at market value. Premiums and discounts are amortized over the estimated lives of the bonds based on the interest yield method.
    Mortgage loans are generally stated at the outstanding principal balances, net of unamortized premiums and discounts. Premiums and discounts are amortized over the terms of the related mortgage loans based on the interest yield method.
    Real estate, exclusive of properties acquired through foreclosure, is carried at cost less accumulated depreciation of $35,707,000 and $34,723,000 at December 31, 1994 and 1993, respectively. Depreciation is computed principally on a straight-line basis. Properties acquired through foreclosure are carried at the lower of cost or market.
    In 1992, the Company transferred $31,770,000 of its investment in oil and gas limited partnerships to Robert Street Energy, Incorporated (Robert Street), a wholly-owned subsidiary. The carrying value of oil and gas investments is reflected in investments in subsidiary companies. The oil and gas investments are carried at the lower of cost or market value and accounted for on a pooled investment basis. Cost represents the original cost of the investment adjusted for depletion, and market value represents discounted values based on estimates of the remaining oil and gas reserves at oil and gas prices as of the valuation date. Depletion is computed on the unit-of-production method.
    As permitted by the Department of Commerce, changes in carrying values of oil and gas investments, related to market value changes incurred prior to January 1, 1992, the date of transfer to Robert Street, were reflected as unrealized losses and charged to policyowners' surplus. The unrealized losses incurred prior to January 1, 1992 were evaluated on a pooled basis to determine if such losses are other than temporary. Realized losses of $1,717,000, $9,257,000, and $8,362,000 were recognized in 1994, 1993, and 1992, respectively, based upon such valuation. Changes in unrealized losses on oil and gas investments of $1,717,000, $4,757,000, and $8,362,000 were credited to surplus in 1994, 1993, and 1992, respectively. As of December 31, 1994, Robert Street holds no oil and gas investments.
    Policy loans are carried at the unpaid principal balance.
    Investments in subsidiary companies are accounted for using the equity method. The Company records its equity in the earnings of its subsidiaries as investment income and its equity in other changes in its subsidiaries' surplus as credits (charges) to policyowners' surplus. These investments include $74,154,000 and $28,026,000 at December 31, 1994 and 1993, respectively, in registered investment funds managed by a subsidiary of the Company which are carried at the market value of the underlying net assets. All significant subsidiaries are wholly-owned.
    Short-term securities at December 31, 1994 and 1993 amounted to $103,203,000 and $64,947,000, respectively, and are included in the caption cash and short-term securities.

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Asset Valuation Reserve (AVR) is a formula reserve for possible losses on bonds, stocks, mortgage loans, real estate, and other invested assets. Changes in the reserve are reflected as direct charges or credits to policyowners' surplus and are included in the change in asset valuation reserve line.

INTEREST MAINTENANCE RESERVE
The Company separates realized capital gains and losses, net of tax, on fixed income investments between those due to changes in interest rates and those due to changes in credit quality. The net capital gains and losses due to interest rate changes are amortized into investment income over the original remaining life of the related bond or mortgage sold. Realized capital gains and losses that are due to credit deterioration are recognized immediately as realized capital gains and losses, net of applicable taxes.

CAPITAL GAINS AND LOSSES
Unrealized capital gains and losses are accounted for as a direct increase or decrease to policyowner's surplus. Realized capital gains and losses, net of related taxes and amounts transferred to the Interest Maintenance Reserves
(IMR), if any, are reflected as a component of net income. Both unrealized and realized capital gains and losses are determined using the specific identification method.

NON-ADMITTED ASSETS
Certain assets, designated as "non-admitted assets" (principally furniture, equipment and certain receivables), amounting to $26,123,000 and $32,352,000 at December 31, 1994 and 1993, respectively, have been charged to policyowners' surplus.

SEPARATE ACCOUNT BUSINESS
Separate account business represents funds administered and invested by the Company for the exclusive benefit of certain pension and variable life policy and annuity contract holders. The Company receives administrative and investment advisory fees for services rendered on behalf of these funds. Separate account assets are carried at market value.
    The Company periodically invests money in its separate accounts. The appreciation or depreciation on the investment is reflected as a direct charge or credit to policyowners' surplus. In 1994, the Company made a contribution to its separate accounts in the amount of $12,530,000. The Company also redeemed a portion of its investment in its separate accounts in the amount of $14,518,730. A realized capital gain of $3,018,000 was recognized as a result of this redemption.

POLICY RESERVES
Policy reserves for life insurance and annuities are based on mortality and interest assumptions without consideration for lapses and withdrawals. Mortality assumptions for life insurance and annuities are based on various mortality tables including American Experience, 1941 Commissioners Standard Ordinary
(CSO), 1958 CSO, 1980 CSO, Progressive Annuity and 1960 Commissioners Standard Group. Interest assumptions range from 2.0% to 6.0% for ordinary policy reserves and from 2.25% to 12.0% for group policy and annuity reserves. An unearned premium reserve is held for credit life policies.
    Approximately 16% of the ordinary life reserves are calculated on a net level reserve basis and 84% on a modified reserve basis. The use of a modified reserve basis partially offsets the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. Policy reserves for group mortgage life are computed on a mid-terminal basis.
    Policy reserves for individual deferred annuities are generally equal to the total contract holders' account balance, less applicable surrender charges, calculated according to the Commissioners Annuity Reserve Valuation Method. Policy reserves for immediate annuities and supplementary contracts are equal to the present value of future benefit payments based on the purchase interest rate and the Progressive Annuity tables. Group annuity reserves are equal to the account value plus expected interest strengthening.

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Policy reserves for individual accident and health contracts include reserves for active lives based on various morbidity tables including the 1964 Commissioners Disability Table (CDT) and the 1985 Commissioners Disability Table A, modified for actual morbidity experience discounted at 7% interest. Disabled reserves on individual policies are based on company morbidity experience at interest rates varying from 5.15% to 7%. Group mortgage disability reserves are equal to the present value of future benefits at 3% interest and the 1964 CDT modified for Company experience. An unearned premium reserve is held for credit disability policies.
    The Company issues certain life and annuity products which are considered financial instruments. The estimated fair value of these liabilities as of the respective years ended December 31 are as follows:

                                                                               1994                          1993
                                                                   ----------------------------  ----------------------------
                                                                     CARRYING                      CARRYING
                                                                       VALUE       FAIR VALUE        VALUE       FAIR VALUE
                                                                   -------------  -------------  -------------  -------------
                                                                                         (IN THOUSANDS)
Deferred annuities                                                 $   2,042,383  $   2,042,060  $   1,970,037  $   1,978,374
Annuity certain contracts                                                 41,934         41,828         38,431         41,940
Other fund deposits                                                      798,509        791,732        736,467        765,875
Guaranteed investment contracts                                           68,568         69,353        204,663        212,308
Supplementary contracts without life contingencies                        43,205         42,433         42,587         44,301
                                                                   -------------  -------------  -------------  -------------
  Total financial liabilities                                      $   2,994,599  $   2,987,406  $   2,992,185  $   3,042,798
                                                                   -------------  -------------  -------------  -------------
                                                                   -------------  -------------  -------------  -------------

    The fair value of deferred annuities, annuity certain contracts, and other fund deposits, which have guaranteed interest rates and surrender charges, were calculated using Commissioners' Annuity Reserve Valuation Method calculation procedures and current market interest rates. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments. The fair value of guaranteed investment contracts and supplementary contracts without life contingencies were calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
    The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued since those dates and therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein.

PARTICIPATING BUSINESS
Substantially all of the Company's premium revenues are derived from participating policies. Dividends and other discretionary payments are declared by the Board of Trustees based upon actuarial determinations which take into consideration current mortality, interest earnings and expense factors, including federal income tax expense, attributable to the policies. Dividends are generally recognized as expense consistent with the recognition of premiums and contract considerations.

FEDERAL INCOME TAXES
Federal income taxes are based on income that is currently taxable. Deferred federal income taxes are not provided for differences between financial statement and taxable income.

RECLASSIFICATIONS
Certain 1993 financial statement balances have been reclassified to conform with the 1994 presentation.

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(2) ACCOUNTING CHANGES
CAPITAL GAINS AND LOSSES
Prior to 1993, the Company generally recorded credit deterioration by reducing the carrying value of the related asset and recording a realized capital loss. Beginning in 1993, the Company continues to reduce the carrying value of its assets for credit deterioration but records a realized capital loss only if the underlying asset has been converted to another asset of lesser value. Otherwise, losses due to credit deterioration are included in unrealized capital losses. The effect of the accounting change resulted in an increase in income of $10,761,000 in 1993.

SEPARATE ACCOUNT BUSINESS
Effective January 1, 1992, the Company changed its basis for computing statutory reserves for deferred variable annuities from full accumulation value to cash value, net of surrender charges. The change resulted in an increase in earnings of $6,577,000 for the year ended December 31, 1992.

(3) INVESTMENTS
Net investment income for the respective years ended December 31, is as follows:

                                                                                            1994         1993         1992
                                                                                         -----------  -----------  -----------
                                                                                                    (IN THOUSANDS)
Bonds                                                                                    $   412,873  $   404,353  $   382,890
Common stocks--unaffiliated                                                                    3,188        3,390        3,960
Common stocks--affiliated                                                                      8,526        9,562        8,674
Mortgage loans                                                                                49,882       63,881       78,837
Real estate, including Home Office property                                                   11,337       11,554       11,938
Policy loans                                                                                  11,800       10,866       10,021
Short-term securities                                                                          4,026        2,067        2,652
Other, net                                                                                     1,717        2,868        2,237
                                                                                         -----------  -----------  -----------
                                                                                             503,349      508,541      501,209
Amortization of interest maintenance reserve                                                   3,741        3,458        1,728
Investment expenses                                                                          (18,277)     (18,988)     (17,653)
                                                                                         -----------  -----------  -----------
    Total                                                                                $   488,813  $   493,011  $   485,284
                                                                                         -----------  -----------  -----------
                                                                                         -----------  -----------  -----------

    Changes in unrealized capital gains (losses) for the respective years ended December 31, are as follows:

                                                                                                1994       1993       1992
                                                                                              ---------  ---------  ---------
                                                                                                      (IN THOUSANDS)
Bonds                                                                                         $   4,039  $  (3,753) $   5,392
Common stocks--unaffiliated                                                                      (5,465)     2,854     (1,840)
Common stocks--affiliated                                                                          (997)    (1,305)    (2,387)
Mortgage loans                                                                                      (71)     1,361       (580)
Real estate                                                                                       2,270      4,211      8,072
Other, net                                                                                          (93)       (82)      (363)
                                                                                              ---------  ---------  ---------
    Total                                                                                     $    (317) $   3,286  $   8,294
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3) INVESTMENTS (CONTINUED)
    The cost and gross unrealized gains (losses) on unaffiliated common stocks at December 31, are as follows:

                                                                                            1994         1993         1992
                                                                                         -----------  -----------  -----------
                                                                                                    (IN THOUSANDS)
Cost                                                                                     $   159,511  $   155,881  $   128,342
Gross unrealized gains                                                                        56,813       58,440       55,172
Gross unrealized losses                                                                       (6,366)      (2,529)      (2,159)
                                                                                         -----------  -----------  -----------
    Admitted asset value                                                                 $   209,958  $   211,792  $   181,355
                                                                                         -----------  -----------  -----------
                                                                                         -----------  -----------  -----------

    Net realized capital gains (losses) for the respective years ended December 31 are as follows:

                                                                                              1994       1993        1992
                                                                                            ---------  ---------  ----------
                                                                                                     (IN THOUSANDS)
Bonds                                                                                       $  (3,511) $  31,234  $   (5,012)
Common stocks--unaffiliated                                                                    11,268      9,651      11,599
Mortgage loans                                                                                    (46)      (741)      1,025
Real estate                                                                                     2,041     (8,496)    (13,420)
Other                                                                                          15,872      7,837        (378)
                                                                                            ---------  ---------  ----------
                                                                                               25,624     39,485      (6,186)
Less: Amount transferred to the interest maintenance reserve, net of taxes                       (685)    20,336       9,199
     Income tax expense                                                                         7,750     16,242       7,926
                                                                                            ---------  ---------  ----------
    Total                                                                                   $  18,559  $   2,907  $  (23,311)
                                                                                            ---------  ---------  ----------
                                                                                            ---------  ---------  ----------

    Gross realized gains (losses) on sales of bonds for the respective years ended December 31, are as follows:

                                                                                              1994       1993        1992
                                                                                           ----------  ---------  ----------
                                                                                                    (IN THOUSANDS)
Gross realized gains                                                                       $   13,249  $  38,443  $   20,092
Gross realized losses                                                                         (16,760)    (7,209)    (11,547)

    Proceeds from the sale of bonds amounted to $638,420,000, $1,058,684,000 and $522,546,000 for the years ended December 31, 1994, 1993, and 1992, respectively.
    Bonds and mortgage loans held at December 31, 1994 and 1993 for which no income was recorded for the previous twelve months totaled $88,000 and $847,000, respectively.
    At December 31, 1994, bonds with a carrying value of $2,497,000 were on deposit with various regulatory authorities as required by law.
    The estimated fair value of the Company's financial instruments has been determined using available market information as of December 31, 1994 and 1993 and appropriate valuation methodologies. Considerable judgment, however, is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3) INVESTMENTS (CONTINUED)
methodologies may have a material effect on the estimated fair value amounts. The admitted asset value and estimated fair value for financial instruments as of December 31, are as follows:

                                                                               1994                          1993
                                                                   ----------------------------  ----------------------------
                                                                     ADMITTED         FAIR         ADMITTED         FAIR
                                                                    ASSET VALUE       VALUE       ASSET VALUE       VALUE
                                                                   -------------  -------------  -------------  -------------
                                                                                         (IN THOUSANDS)
Bonds                                                              $   5,134,554  $   4,919,495  $   4,985,026  $   5,358,573
Common stocks                                                            209,958        209,958        211,792        211,792
Commercial mortgages                                                     342,205        341,195        287,932        298,698
Residential mortgages                                                    255,981        255,449        254,424        268,783
Policy loans                                                             185,599        185,599        177,820        177,820
Cash and short-term securities                                           112,869        112,869         90,266         90,266
Other assets                                                             157,138        157,109        137,841        137,841
                                                                   -------------  -------------  -------------  -------------
    Total financial instruments                                    $   6,398,304  $   6,181,674  $   6,145,101  $   6,543,773
                                                                   -------------  -------------  -------------  -------------
                                                                   -------------  -------------  -------------  -------------

    Fair values for bonds and commercial and residential mortgages are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services which specialize in matrix pricing and modeling techniques for estimating fair values. The admitted asset value approximates fair value for common stock, policy loans, cash and short-term securities, and other assets.
    The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the financial statements since the original valuation dates and therefore, subsequent estimates of fair value may differ significantly from the amounts presented herein.
    The admitted asset value, gross unrealized appreciation and depreciation, and estimated fair value of investments in bonds are as follows:

                                                                                      GROSS UNREALIZED
                                                                  ADMITTED     ------------------------------      FAIR
DECEMBER 31, 1994                                                ASSET VALUE    APPRECIATION    DEPRECIATION       VALUE
- --------------------------------------------------------------  -------------  --------------  --------------  -------------
                                                                                       (IN THOUSANDS)
Federal government                                              $     210,335    $       19     $      9,983   $     200,371
State and local government                                             26,493            10            1,171          25,332
Foreign government                                                     17,691           413               20          18,084
Corporate bonds                                                     3,325,331        41,167          167,404       3,199,094
Mortgage-backed securities                                          1,554,704        11,110           89,200       1,476,614
                                                                -------------  --------------  --------------  -------------
    Total                                                       $   5,134,554    $   52,719     $    267,778   $   4,919,495
                                                                -------------  --------------  --------------  -------------
                                                                -------------  --------------  --------------  -------------

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3) INVESTMENTS (CONTINUED)

                                                                                      GROSS UNREALIZED
                                                                  ADMITTED     -------------------------------      FAIR
DECEMBER 31, 1993                                                ASSET VALUE    APPRECIATION    DEPRECIATION        VALUE
- --------------------------------------------------------------  -------------  --------------  ---------------  -------------
                                                                                       (IN THOUSANDS)
Federal government                                              $      99,240   $        569      $     586     $      99,223
State and local government                                              5,295            817              --            6,112
Foreign government                                                      2,721            126             94             2,753
Corporate bonds                                                     3,246,373        289,746          4,606         3,531,513
Mortgage-backed securities                                          1,631,397         90,437          2,862         1,718,972
                                                                -------------  --------------       -------     -------------
    Total                                                       $   4,985,026   $    381,695      $   8,148     $   5,358,573
                                                                -------------  --------------       -------     -------------
                                                                -------------  --------------       -------     -------------

    The amortized cost and estimated fair value of bonds at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                    ADMITTED         FAIR
                                                                                                   ASSET VALUE       VALUE
                                                                                                  -------------  -------------
                                                                                                         (IN THOUSANDS)
Due in one year or less                                                                           $      81,762  $      80,250
Due after one year through five years                                                                   802,900        793,430
Due after five years through ten years                                                                1,433,303      1,363,187
Due after ten years                                                                                   1,261,885      1,206,014
                                                                                                  -------------  -------------
                                                                                                      3,579,850      3,442,881
Mortgage-backed securities                                                                            1,554,704      1,476,614
                                                                                                  -------------  -------------
    Total                                                                                         $   5,134,554  $   4,919,495
                                                                                                  -------------  -------------
                                                                                                  -------------  -------------

(4) FEDERAL INCOME TAXES
    The federal income tax expense varies from amounts computed by applying the federal income tax rates of 35% for 1994 and 1993, and 34% for 1992, to the gain from operations after dividends to policyowners and before federal income taxes and realized capital gains (losses). The reasons for this difference, and the tax effects thereof, are as follows:

                                                                                               1994       1993       1992
                                                                                             ---------  ---------  ---------
                                                                                                     (IN THOUSANDS)
Computed tax expense                                                                         $  33,666  $  32,260  $  32,299
Difference between statutory and tax basis:
    Investment income                                                                           (5,853)    (7,204)    (7,409)
    Policy reserves                                                                               (767)    (2,079)      (700)
    Dividends to policyowners                                                                      593     (1,907)       (77)
    Acquisition expense                                                                          9,013      8,393      8,592
    Other expenses                                                                               2,137      3,739        750
Special tax on mutual life insurance companies                                                  15,466      3,396      4,667
Other, net                                                                                      (4,629)        58      1,723
                                                                                             ---------  ---------  ---------
    Tax expense                                                                              $  49,626  $  36,656  $  39,845
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    The Company's tax returns for 1991 through 1992 are under examination by the Internal Revenue Service. The Company believes additional taxes, if any, assessed as a result of these examinations will not have a material effect on its financial position.

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) ACCIDENT AND HEALTH CLAIM LIABILITY
Activity in the liability for unpaid claims and claim adjustment expenses are summarized as follows:

                                                                                            1994         1993         1992
                                                                                         -----------  -----------  -----------
                                                                                                    (IN THOUSANDS)
Balance at January 1                                                                     $   274,253  $   246,777  $   227,548
  Less: reinsurance recoverable                                                               38,418       29,622       21,227
                                                                                         -----------  -----------  -----------
Net balance at January 1                                                                     235,835      217,155      206,321
                                                                                         -----------  -----------  -----------
Incurred related to:
  Current year                                                                                91,573       85,112       87,268
  Prior years                                                                                   (308)       7,121          125
                                                                                         -----------  -----------  -----------
Total incurred                                                                                91,265       92,233       87,393
                                                                                         -----------  -----------  -----------
Paid related to:
  Current year                                                                                23,019       22,002       24,380
  Prior years                                                                                 50,380       51,551       52,179
                                                                                         -----------  -----------  -----------
Total paid                                                                                    73,399       73,553       76,559
                                                                                         -----------  -----------  -----------
Net Balance at December 31                                                                   253,701      235,835      217,155
  Plus: reinsurance recoverable                                                               47,651       38,418       29,622
                                                                                         -----------  -----------  -----------
Balance at December 31                                                                   $   301,352  $   274,253  $   246,777
                                                                                         -----------  -----------  -----------
                                                                                         -----------  -----------  -----------

    Incurred claims related to prior years are due to the difference between actual and estimated claims incurred as of the prior year end.

(6) BUSINESS COMBINATION
On July 1, 1993, the Company entered into an "Agreement and Plan of Reorganization" that combined all of the assets, liabilities, and surplus of Ministers Life--A Mutual Life Insurance Company (Ministers Life) into the Company. Ministers Life sold life and health insurance products to religious professionals in the continental United States. The business combination increased the Company's assets by $272,649,000, liabilities by $255,965,000 and policyowners' surplus by $16,684,000.

(7) RELATED PARTY TRANSACTIONS
In 1993, the Company received 2,375,000 shares of common stock of the Minnesota Fire and Casualty Company (the Casualty Company) in return for the surrender of outstanding guaranty fund certificates totalling $21,800,000 which had previously been charged to surplus. The surrender of the certificates and concurrent issuance of stock were part of the Casualty Company's "Demutualization and Stock Conversion Plan" (the Plan) approved by the Department of Commerce. Pursuant to the Plan, the Casualty Company became a subsidiary of the Company on December 31, 1993. The effect of the transaction was an increase to investments in subsidiary companies and an increase to policyowners' surplus as of December 31, 1993 of $19,171,000.
    The Company has an agreement with two of its subsidiaries which requires the Company to invest additional capital, as needed, for repayment of any debt outstanding to the Company. As of December 31, 1994 and 1993, $41,050,000 of subsidiary debt owed the Company was subject to this agreement.

(8) PENSION PLANS AND OTHER RETIREMENT PLANS

PENSION PLANS
The Company has self-insured, noncontributory, defined benefit retirement plans covering substantially all employees. The Company's funding policy is to contribute annually the maximum amount that may be

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(8) PENSION PLANS AND OTHER RETIREMENT PLANS (CONTINUED) deducted for federal income tax purposes. The Company expenses amounts as contributed. The Company made a contribution of $1,714,200 in 1994. No contributions were made in 1993 or 1992. Information for these plans as of the beginning of the plan year is as follows:

                                                                                               1994       1993       1992
                                                                                             ---------  ---------  ---------
                                                                                                     (IN THOUSANDS)
Actuarial present value of accumulated benefits:
    Vested                                                                                   $  42,849  $  36,281  $  33,761
    Nonvested                                                                                   12,033     12,996     10,556
                                                                                             ---------  ---------  ---------
    Total                                                                                    $  54,882  $  49,277  $  44,317
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------
Net assets available for benefits                                                            $  85,651  $  78,952  $  74,735
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    In determining the actuarial present value of accumulated benefits, a weighted average assumed rate of return of 8.4% was used in 1994, 1993, and 1992.

PROFIT SHARING PLANS
The Company also has profit sharing plans covering substantially all employees and agents. The Company's contribution rate to the employee plan is determined annually by the Trustees of the Company and is applied to each participant's prior year earnings. The Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plans during 1994, 1993, and 1992 of $6,866,000, $6,753,000 and $4,630,000, respectively.
Participants may elect to receive a portion of their contributions in cash.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company also has postretirement plans that provide certain health care and life insurance benefits ("postretirement benefits") to substantially all retired employees and agents. These plans are unfunded.
    In 1993, the Company changed its method of accounting for the costs of its postretirement benefit plans to the accrual method, and elected to amortize its transition obligation for retirees and fully eligible employees and agents over 20 years. The unamortized transition obligation was $13,000,000 and $15,085,000 at December 31, 1994 and 1993, respectively.
    The net postretirement benefit cost for the years ended December 31, 1994 and 1993, was $3,202,000 and $3,832,000, respectively. This amount includes the expected cost of such benefits for newly eligible employees, interest cost, and amortization of the transition obligation. The Company made payments under the plans of $526,000 and $555,000 in 1994 and 1993, respectively, as claims were incurred.
    At December 31, 1994 and 1993, the postretirement benefit obligation for retirees and other fully eligible participants was $19,635,000 and $18,362,000, respectively. The estimated cost of the benefit obligation for active employees and agents who are not yet fully eligible was $13,065,000 and $12,270,000 for 1994 and 1993, respectively. The discount rate used in determining the accumulated postretirement benefit obligation for 1994 and 1993 were 7.5% and 8.0%, respectively. The 1994 net health care cost trend rate was 11.5%, graded to 5.5% over 12 years, and the 1993 rate was 12.5%, graded to 6% over 13 years.
    The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 1994 by $2,182,000 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit costs for 1994 by $337,000.

(9) COMMITMENTS AND CONTINGENCIES
The Company reinsures certain individual and group business. At December 31, 1994, policy reserves in the accompanying balance sheet are reflected net of reinsurance ceded of $49,564,000. To the extent that an assuming reinsurer is unable to meet its obligation under its agreement, the Company remains liable.

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(9) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company has issued certain participating group annuity and life insurance contracts jointly with another life insurance company. The joint contract issuer has liabilities related to these contracts of $419,278,000 as of December 31, 1994. To the extent the joint contract issuer is unable to meet its obligation under the agreement, the Company remains liable.
    The Company has long-term commitments to fund venture capital and real estate investments totaling $78,000,000 as of December 31, 1994. The Company estimates that $18,000,000 of these commitments will be paid in 1995 with the remaining $60,000,000 paid over the next five years.
    At December 31, 1994, the Company had guaranteed the payment of $58,400,000 in policyowner dividends payable in 1995. The Company has pledged bonds, valued at $62,809,000, to secure this guarantee.
    The Company is contingently liable under state regulatory requirements for possible assessment pertaining to future insolvencies and impairments of unaffiliated companies.

(10) MUTUAL LIFE INSURANCE COMPANY ACCOUNTING POLICIES
In April 1993 the Financial Accounting Standards Board (FASB) issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." In January 1995 the FASB issued Statement of Financial Accounting Standards No. 120 (Statement), "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts" and, jointly with the American Institute of Certified Public Accountants, issued a Statement of Position (SOP), "Accounting for Certain Insurance Activities of Mutual Insurance Enterprises." Under Interpretation No. 40, the Statement and SOP, mutual life insurance companies that report their financial statements in conformity with generally accepted accounting principles (GAAP) will be required to apply all related authoritative accounting pronouncements.
    Interpretation No. 40, the Statement and SOP apply to years beginning after December 15, 1995. All of the guidance will require restatement of prior year balances. Applying the provisions of Interpretation No. 40, the Statement and SOP may result in policyholders' surplus and net income (loss) amounts differing from the amounts reported under existing practices. Management has not yet determined the impact of the adoption of GAAP.
    Alternatively, the Company may continue to prepare its financial statements in accordance with statutory accounting practices prescribed or permitted by the Department of Commerce, which will no longer be considered generally accepted accounting principles after December 31, 1995.

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                   SCHEDULE I
                       SUMMARY OF INVESTMENTS--OTHER THAN
                         INVESTMENTS IN RELATED PARTIES

                               DECEMBER 31, 1994

                                                                                                            AMOUNT AT WHICH
                                                                                                             SHOWN IN THE
                                                                                                                BALANCE
TYPE OF INVESTMENT                                                           COST(4)      MARKET VALUE        SHEET(1)(3)
- ------------------------------------------------------------------------  -------------  ---------------  -------------------
                                                                                            (IN THOUSANDS)
Bonds:
    United States government and government agencies and authorities      $     210,335   $     200,371     $       210,335
    States, municipalities and political subdivisions                            26,493          25,332              26,493
    Foreign governments                                                          17,691          18,084              17,691
    Public utilities                                                            568,271         547,165             568,271
    Mortgage-backed securities                                                1,554,704       1,476,614           1,554,704
    All other corporate bonds                                                 2,725,055       2,614,705           2,716,010
                                                                          -------------  ---------------  -------------------
        Total bonds                                                           5,102,549       4,882,271           5,093,504
                                                                          -------------  ---------------  -------------------
Equity securities:
    Common stocks:
        Public utilities                                                         19,766          21,233              21,233
        Banks, trusts and insurance companies                                    18,247          25,393              25,393
        Industrial, miscellaneous and all other                                 121,499         163,332             163,332
                                                                          -------------  ---------------  -------------------
            Total equity securities                                             159,512         209,958             209,958
                                                                          -------------  ---------------  -------------------
Mortgage loans on real estate                                                   598,186          xxxxxx             598,186
Real estate (2)                                                                  76,346          xxxxxx              76,346
Policy loans                                                                    185,599          xxxxxx             185,599
Other long-term investments                                                      60,604          xxxxxx              60,604
Short-term investments                                                           92,363          xxxxxx              92,550
                                                                          -------------                   -------------------
            Total                                                         $   1,013,098          xxxxxx     $     1,013,285
                                                                          -------------                   -------------------
Total investments                                                         $   6,275,159          xxxxxx     $     6,316,747
                                                                          -------------                   -------------------
                                                                          -------------                   -------------------

- ---------
(1) Debt securities are carried at amortized cost or investment values prescribed by the National Association of Insurance Commissioners.
(2) The carrying value of real estate acquired in satisfaction of indebtedness is $4,192. Real estate includes property occupied by the Company.
(3) Differences between cost and amounts shown in the balance sheet for investments, other than equity securities and bonds, represent non-admitted investments.
(4) Original cost for equity securities and original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts for bonds.

- --------------------------------------------------------------------------------
 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

                                   SCHEDULE V
                      SUPPLEMENTARY INSURANCE INFORMATION

                                                        AS OF DECEMBER 31,
                                     ---------------------------------------------------------
                                                   FUTURE POLICY
                                      DEFERRED       BENEFITS,                    OTHER POLICY
                                       POLICY      LOSSES, CLAIMS                  CLAIMS AND
                                     ACQUISITION   AND SETTLEMENT    UNEARNED       BENEFITS
SEGMENT                               COSTS(1)      EXPENSES(3)     PREMIUMS(3)     PAYABLE
- -----------------------------------  -----------   --------------   -----------   ------------
                                                          (IN THOUSANDS)
1994:
    Life insurance                                   $1,981,469                     $37,909
    Accident and health insurance                       343,241                      15,754
    Annuity considerations                            3,179,279                           7
                                     -----------   --------------   -----------   ------------
        Total                           --            5,503,989        --            53,670
                                     -----------   --------------   -----------   ------------
                                     -----------   --------------   -----------   ------------
1993:
    Life insurance                                   $1,875,570                     $83,365
    Accident and health insurance                       317,825                      14,979
    Annuity considerations                            3,166,944                           7
                                     -----------   --------------   -----------   ------------
        Total                           --           $5,360,339        --           $98,351
                                     -----------   --------------   -----------   ------------
                                     -----------   --------------   -----------   ------------
1992:
    Life insurance                                   $1,686,676                     $39,643
    Accident and health insurance                       292,703                      13,971
    Annuity considerations                            3,011,272                           3
                                     -----------   --------------   -----------   ------------
        Total                           --           $4,990,651        --           $53,617
                                     -----------   --------------   -----------   ------------
                                     -----------   --------------   -----------   ------------

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------------------
                                                                                  AMORTIZATION
                                     PREMIUMS AND                  BENEFITS,      OF DEFERRED
                                     ANNUITY AND       NET       CLAIMS, LOSSES      POLICY        OTHER
                                      OTHER FUND    INVESTMENT   AND SETTLEMENT   ACQUISITION    OPERATING    PREMIUMS
SEGMENT                                DEPOSITS       INCOME        EXPENSES        COSTS(1)     EXPENSES    WRITTEN(2)
- -----------------------------------  ------------   ----------   --------------   ------------   ---------   ----------

1994:
    Life insurance                    $  802,265     $196,877      $  608,091                    $230,327
    Accident and health insurance        142,032       32,724          93,634                      71,958
    Annuity considerations               480,055      259,212         652,076                      52,180
                                     ------------   ----------   --------------   ------------   ---------   ----------
        Total                          1,424,352      488,813       1,353,801         --          354,465       --
                                     ------------   ----------   --------------   ------------   ---------   ----------
                                     ------------   ----------   --------------   ------------   ---------   ----------
1993:
    Life insurance                    $  718,232     $193,724      $  538,880                    $220,861
    Accident and health insurance        138,690       31,452          88,857                      72,616
    Annuity considerations               433,032      267,835         626,181                      45,463
                                     ------------   ----------   --------------   ------------   ---------   ----------
        Total                         $1,289,954     $493,011      $1,253,918         --         $338,940       --
                                     ------------   ----------   --------------   ------------   ---------   ----------
                                     ------------   ----------   --------------   ------------   ---------   ----------
1992:
    Life insurance                    $  672,004     $209,325      $  507,921                    $204,283
    Accident and health insurance        135,176       16,927          85,555                      71,190
    Annuity considerations               427,233      259,032         618,077                      39,558
                                     ------------   ----------   --------------   ------------   ---------   ----------
        Total                         $1,234,413     $485,284      $1,211,553         --         $315,031       --
                                     ------------   ----------   --------------   ------------   ---------   ----------
                                     ------------   ----------   --------------   ------------   ---------   ----------

- -------------
(1) Does not apply to financial statements of mutual life insurance companies which are prepared on a statutory basis.
(2) Does not apply to life insurance.
(3) Unearned premiums and other deposit funds are included in future policy benefits, losses, claims and settlement expenses.

- --------------------------------------------------------------------------------
                                     THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

                                  SCHEDULE VI
                                  REINSURANCE
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                                     PERCENTAGE
                                              CEDED TO      ASSUMED                  OF AMOUNT
                                   GROSS        OTHER     FROM OTHER                 ASSUMED TO
                                  AMOUNT      COMPANIES    COMPANIES    NET AMOUNT      NET
                                -----------  -----------  -----------  ------------  ----------
                                                        (IN THOUSANDS)
1994:
    Life insurance in force     $97,181,118  $13,314,267  $20,555,910  $104,422,761      19.7%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---
    Premiums, annuity
      considerations and fund
      deposits:
        Life insurance          $   792,087  $   48,773   $   58,951   $    802,265       7.3%
        Accident and health
          insurance                 150,876      10,145        1,301        142,032       0.9%
        Annuity                     480,055      --           --            480,055    --
                                -----------  -----------  -----------  ------------     ---
            Total premiums*,
              annuity
              considerations
              and fund
              deposits          $ 1,423,018  $   58,918   $   60,252   $  1,424,352       4.2%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---
1993:
    Life insurance in force     $93,206,579  $11,674,202  $19,758,935  $101,291,312      19.5%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---
    Premiums, annuity
      considerations and fund
      deposits:
        Life insurance          $   704,172  $   43,313   $   57,373   $    718,232       8.0%
        Accident and health
          insurance                 147,229       9,699        1,160        138,690       0.8%
        Annuity                     433,032      --           --            433,032    --
                                -----------  -----------  -----------  ------------     ---
            Total premiums*,
              annuity
              considerations
              and fund
              deposits          $ 1,284,433  $   53,012   $   58,533   $  1,289,954       4.5%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---
1992:
    Life insurance in force     $89,317,556  $8,962,842   $17,182,599  $ 97,537,313      17.6%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---
    Premiums, annuity
      considerations and fund
      deposits:
        Life insurance          $   661,835  $   37,038   $   47,207   $    672,004       7.0%
        Accident and health
          insurance                 143,432       9,424        1,168        135,176       0.9%
        Annuity                     427,233      --           --            427,233    --
                                -----------  -----------  -----------  ------------     ---
            Total premiums*,
              annuity
              considerations
              and fund
              deposits          $ 1,232,500  $   46,462   $   48,375   $  1,234,413       3.9%
                                -----------  -----------  -----------  ------------     ---
                                -----------  -----------  -----------  ------------     ---

- ------------
* There are no premiums related to either property and liability or title insurance.

- --------------------------------------------------------------------------------
 APPENDIX I

ILLUSTRATIONS OF POLICY VALUES, DEATH BENEFITS AND ACCUMULATED PREMIUMS

    The Appendix I illustrations beginning on page 76 show the projected actual cash values and death benefits for various combinations of age, premium level, face amount of insurance, death benefit option and level of cost of insurance charges. The illustrations assume that 100 percent of net premiums are invested in the sub-accounts of the Variable Life Account. Illustrations are provided for a non-smoking male aged 40. The plan of insurance for each illustration is a whole life plan, each with an initial face amount of $250,000. Both death benefit options--the Cash Option and the Protection Option--are shown. We show all illustrations based on both guaranteed maximum and current mortality charges. Finally illustrations for both VAL '87 and VAL '95 are included.
    Guaranteed maximum cost of insurance charges will vary by age, sex, risk class and policy form. We use the male, female and unisex 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of sex-based distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of mortality not greater than the mortality rates reflected in 1980 CSO Tables.
    In most cases we intend to impose cost of insurance charges which are substantially lower than the maximum charges determined as described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the level of scheduled premiums for a given amount of insurance, the duration of the Policy and the smoking habits of the insured. We illustrate current cost of insurance charges since they represent our current practices with respect to mortality charges for this class of Policies. Accordingly, the illustrations based upon the guaranteed maximum mortality charges are provided primarily to show, by comparison with the other tables, the consequences of our charging less than the full 1980 CSO based charges.
    The illustrations show how actual cash values and death benefits would vary over time if the return on the assets held in the Variable Life Account equaled a gross annual rate after tax, of 0 percent, 6 percent and 12 percent. The actual cash values and death benefits would be different from those shown if the returns averaged 0 percent, 6 percent and 12 percent but fluctuated over the life of the Policy. The illustrations assume scheduled premiums are paid when due.
    The amounts shown for the hypothetical actual cash value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Fund and a daily mortality and expense risk charge assessed against the net assets of the Variable Life Account are deducted from the gross return. The mortality and expense risk charge reflected in the illustrations are at an annual rate of .50 percent. The investment management fee illustrated represents an average of the fee charged for all ten Fund Portfolios. Although five of the portfolios of the Fund currently pay fees at a .50 percent annual rate, the Index 500 Portfolio pays a lower fee (.40 percent) and the Capital Appreciation Portfolio, the Small Company Portfolio, the Value Stock Portfolio and the International Stock Portfolio pay a higher fee (.75 percent, .75 percent, .75 percent and 1.0 percent, respectively). As the International Stock Portfolio pays a management fee based upon the size of the Portfolio, its actual 1994 result of .82 percent is reflected in the calculation of the illustrations. In addition to the deduction for the investment management fee, the illustrations also reflect a deduction for those Fund costs and expenses not assumed by Minnesota Mutual. It is anticipated that, because of Minnesota Mutual's absorption of certain expenses, the ratio of those expenses to average daily net assets will not exceed .15 percent, with the exception of the International Stock Portfolio where the maximum expense ratio is 1.00 percent. As this maximum is not applicable as the Portfolios grow in asset size, actual 1994 results are reflected in the calculation of the Growth, Bond, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation and International Stock Portfolio, at .06 percent, .11 percent, .06 percent, .10 percent, .10 percent, .08 percent and .42 percent, respectively. Therefore, gross annual rates of return of 0 percent, 6 percent and 12 percent correspond to approximate net annual rates of return of -1.24 percent, 4.76 percent and 10.76 percent. (For a description of the arrangement whereby Minnesota Mutual voluntarily absorbs certain expenses of the Fund, see "Investment Adviser" in the attached prospectus for MIMLIC Series Fund, Inc.)
    The tables reflect the fact that no charges for federal, state or local income taxes are currently made against the Variable Life Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0 percent, 6 percent and 12 percent than it does now.
    Upon request, we will furnish a comparable illustration based upon a proposed insured's age, sex and risk classification, and on the face amount, premium, plan of insurance and gross annual rate of return requested. It should be remembered that actual illustrations may be materially different from those illustrated, depending upon the proposed insured's actual situation. For example, illustrations for females, smokers or individuals who are rated sub-standard will differ materially in premium amount and illustrated values, even though the proposed insured may be the same age as the proposed insured in our sample illustration.

- --------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE

                                    VAL '95
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                        USING CURRENT MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           901       250000          976       250000         1051       250000
         2           42          4205          3945       250000         4286       250000         4635       250000
         3           43          4205          6917       250000         7718       250000         8571       250000
         4           44          4205          9812       250000        11274       250000        12891       250000
         5           45          4205         12631       250000        14961       250000        17639       250000

         6           46          4205         15368       250000        18779       250000        22858       250000
         7           47          4205         18022       250000        22736       250000        28605       250000
         8           48          4205         20707       250000        26962       250000        35072       250000
         9           49          4205         23442       250000        31483       250000        42346       250000
        10           50          4205         26199       250000        36288       250000        50491       250000

        15           55          4205         39793       250000        64610       250000       107681       250000
        20           60          4205         51739       250000       100447       250000       205416       370380
        25           65          4205         60162       250000       145145       250000       365187       581882
        30           70          4205         63542       250000       202153       299624       623049       885632

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '95
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           901       250000          976       250000         1051       250000
         2           42          4205          3943       250000         4286       250000         4635       250000
         3           43          4205          6912       250000         7718       250000         8571       250000
         4           44          4205          9803       250000        11274       250000        12891       250000
         5           45          4205         12617       250000        14961       250000        17639       250000

         6           46          4205         15347       250000        18779       250000        22858       250000
         7           47          4205         17991       250000        22731       250000        28596       250000
         8           48          4205         20547       250000        26822       250000        34911       250000
         9           49          4205         23013       250000        31058       250000        41867       250000
        10           50          4205         25382       250000        35439       250000        49533       250000

        15           55          4205         35510       250000        59602       250000       101585       250000
        20           60          4205         41665       250000        87572       250000       187364       340243
        25           65          4205         41657       250000       119849       250000       320468       514822
        30           70          4205         30575       250000       157632       250000       521821       749378

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '95
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                        USING CURRENT MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           898       250000          973       250000         1048       250000
         2           42          4205          3932       250898         4271       250973         4620       251048
         3           43          4205          6885       253932         7681       254271         8530       254620
         4           44          4205          9750       256885        11202       257681        12807       258530
         5           45          4205         12530       259750        14838       261202        17491       262807

         6           46          4205         15215       262530        18586       264838        22616       267491
         7           47          4205         17832       265215        22492       268586        28293       272616
         8           48          4205         20507       267832        26685       272492        34694       278293
         9           49          4205         23217       270507        31152       276685        41867       284694
        10           50          4205         25935       273217        35881       281152        49873       291867

        15           55          4205         39126       286576        63374       307354       105393       341871
        20           60          4205         50080       298193        96816       339713       197536       533444
        25           65          4205         56263       305552       134850       376980       338691       850683
        30           70          4205         55476       306203       176043       431985       541907      1277565

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '95
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           898       250000          973       250000         1048       250000
         2           42          4205          3930       250898         4271       250973         4620       251048
         3           43          4205          6880       253930         7681       254271         8530       254620
         4           44          4205          9741       256880        11202       257681        12807       258530
         5           45          4205         12516       259741        14838       261202        17491       262807

         6           46          4205         15195       262516        18586       264838        22616       267491
         7           47          4205         17774       265195        22446       268586        28225       272616
         8           48          4205         20251       267774        26417       272446        34362       278225
         9           49          4205         22622       270251        30501       276417        41082       284362
        10           50          4205         24877       272622        34692       280501        48435       291082

        15           55          4205         34079       282568        57012       302412        96900       335425
        20           60          4205         38391       288016        80231       325621       171253       468066
        25           65          4205         35170       286637       101217       347479       273331       697694
        30           70          4205         19439       273851       113128       361898       393779       951884

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '87
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,641.31 INITIAL SCHEDULED PREMIUM(2)
                        USING CURRENT MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4641          1011       250000         1099       250000         1187       250000
         2           42          4641          4245       250000         4624       250000         5013       250000
         3           43          4641          7387       250000         8263       250000         9199       250000
         4           44          4641         10429       250000        12017       250000        13777       250000
         5           45          4641         13375       250000        15894       250000        18796       250000

         6           46          4641         16384       250000        20064       250000        24474       250000
         7           47          4641         19487       250000        24574       250000        30918       250000
         8           48          4641         22638       250000        29397       250000        38170       250000
         9           49          4641         25814       250000        34525       250000        46295       250000
        10           50          4641         28993       250000        39955       250000        55374       250000

        15           55          4641         44526       250000        71799       250000       118844       250000
        20           60          4641         58308       250000       112205       250000       227417       394515
        25           65          4641         68644       250000       163676       263638       404843       627103
        30           70          4641         74205       250000       227757       331381       691862       964947

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,320.66 semi-annually, $1,160.33 quarterly, or $386.78 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '87
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,641.31 INITIAL SCHEDULED PREMIUM(2)
                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4641          1011       250000         1099       250000         1187       250000
         2           42          4641          4245       250000         4624       250000         5013       250000
         3           43          4641          7387       250000         8263       250000         9199       250000
         4           44          4641         10429       250000        12017       250000        13777       250000
         5           45          4641         13373       250000        15891       250000        18793       250000

         6           46          4641         16211       250000        19885       250000        24288       250000
         7           47          4641         18945       250000        24005       250000        30320       250000
         8           48          4641         21570       250000        28254       250000        36948       250000
         9           49          4641         24086       250000        32639       250000        44239       250000
        10           50          4641         26484       250000        37161       250000        52266       250000

        15           55          4641         36360       250000        61821       250000       106738       250000
        20           60          4641         41489       250000        89966       250000       196318       343355
        25           65          4641         39640       250000       122446       250000       334106       522510
        30           70          4641         25391       250000       160974       250000       541111       763487

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,320.66 semi-annually, $1,160.33 quarterly, or $386.78 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '87
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,641.31 INITIAL SCHEDULED PREMIUM(2)
                        USING CURRENT MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4641          1011       250000         1098       250000         1185       250000
         2           42          4641          4245       250000         4621       250102         5004       250373
         3           43          4641          7387       250000         8257       250265         9172       251427
         4           44          4641         10429       250000        12005       250506        13710       253230
         5           45          4641         13375       250000        15873       250824        18679       255795

         6           46          4641         16384       250000        20040       251219        24326       259185
         7           47          4641         19486       250000        24542       252161        30711       264020
         8           48          4641         22638       250000        29349       253740        37865       270355
         9           49          4641         25814       250000        34450       255818        45839       278124
        10           50          4641         28993       250000        39837       258308        54696       287315

        15           55          4641         44526       250000        71077       275592       115136       356023
        20           60          4641         58308       250000       109217       299382       211335       469239
        25           65          4641         68644       250000       153021       325874       355420       632004
        30           70          4641         74205       250000       200950       353337       558142       847289

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,320.66 semi-annually, $1,160.33 quarterly, or $386.78 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '87
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,641.31 INITIAL SCHEDULED PREMIUM(2)
                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              6.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (4.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4641          1011       250000         1098       250000         1185       250000
         2           42          4641          4245       250000         4621       250102         5004       250373
         3           43          4641          7387       250000         8257       250265         9172       251427
         4           44          4641         10429       250000        12005       250506        13710       253230
         5           45          4641         13373       250000        15869       250824        18679       255795

         6           46          4641         16211       250000        19847       251214        24326       259132
         7           47          4641         18945       250000        23945       251672        30711       263252
         8           48          4641         21570       250000        28164       252195        37865       268166
         9           49          4641         24086       250000        32507       252780        45839       273885
        10           50          4641         26484       250000        36973       253422        54696       280421

        15           55          4641         36360       250000        61008       257364        97481       325532
        20           60          4641         41489       250000        87329       262084       162468       390403
        25           65          4641         39640       250000       115232       266874       245863       470488
        30           70          4641         25391       250000       142925       270748       338700       552383

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,320.66 semi-annually, $1,160.33 quarterly, or $386.78 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
 APPENDIX II

SUMMARY OF POLICY CHARGES
    What sets cash value life insurance apart from other types of savings and investment vehicles? It is the only product creating immediate and substantial dollars in the form of a death benefit plus offering an accumulation component. This is unlike other vehicles that can only create dollars over time as contributions are made.
    All life insurance policies have basically the same charges, although the charges may be taken in different ways or at different points in time. VAL has two distinct ways to recover expenses from a standard policy:

I.   CHARGES TAKEN FROM THE BASE PREMIUM:
    As premium contributions are received by Minnesota Mutual each year, the company takes a certain percentage to partially cover expenses. A sales load is taken to pay commissions to the agent. Two charges are also taken as a percentage of the premium to cover the state premium tax and provide a guaranteed death benefit.
    Also, in the first year of any life insurance policy, two things are different than in ongoing years: a larger commission is paid, and the policy must be underwritten. To begin to cover these costs, an additional sales load and an underwriting charge are taken from the premium in just the first year. These two charges may be assessed on future increases in premium and face amount adjustments.

CHARGES TAKEN FROM PREMIUM:               PLUS, IN FIRST YEAR:
 7.00% Sales load                         Additional sales load (up to 23%)
 1.50% Face amount guarantee              Underwriting charge (up to
 2.50% State premium tax                  $5/$1,000 of insurance coverage)
- -----------------------
11.00% TOTAL

II.  CHARGES TAKEN FROM THE ACTUAL CASH VALUE:
    After the above charges are taken from the premium, the remaining amount is the net premium. The net premium is then invested in the MIMLIC Series Fund portfolio(s) you have selected which is referred to as your actual cash value or the Variable Life Account. With a VAL insurance policy, the actual cash value amount is determined by the number of units in each of your portfolios and their current value.
    There are two sets of charges that affect your actual cash value. One set is a direct charge and the other set is an indirect charge. The direct set is the cost of insurance and an administration charge which is taken from the policy actual cash value on a monthly basis. (Refer to Table A.) The cost of insurance charge goes to cover the risk of premature death while the administration charge covers the cost of maintaining each policy.

                                    TABLE A

DIRECT CHARGES TAKEN FROM ACTUAL CASH VALUE:

- - Administration charge ($60/year)
- - Cost of insurance charge
- - If applicable: Transaction Charges

    In addition to the charges described above, there are additional charges for substandard risk policies. These charges are taken directly from the premium in the case of VAL '95 policies and as charges against the policy value on VAL '87 policies.

    The indirect set of charges include the Mortality and Expense Risk charge (from the Variable Life Account) plus the Advisory Fee and Fund Expense (from the MIMLIC Series Fund). The Mortality and Expense Risk charge protects the insurance company from the risk that total policy charges may not be adequate to cover actual company expenses. The Series Fund charges cover the advisory fee of the fund manager and portfolio expense for each of VAL's portfolios.
    For illustration purposes, we use an average of the actual Mortality and Expense Risk Charge, Advisory Fee and Fund Expense which is 1.24%. These are listed for each portfolio in Table B.
    Your actual cash value is determined daily, net of the charges associated with the portfolios you have selected, so they do not appear as a direct expense. This is reflected illustratively by an assumed net rate of return. Consider this example: assumed gross rate of 9.00%-Average of actual expenses total in Table B of 1.24%=assumed net rate of return of 7.76%.

                          TABLE B -- INDIRECT CHARGES
      ACTUAL VARIABLE LIFE SEPARATE ACCOUNT EXPENSES AND SERIES FUND FEES

                                MORTALITY    ADVSY        FUND
        PORTFOLIO NAME          & EXP RISK    FEE     +   EXP    =   TOTAL
Index 500                          .50            .40   +     .10   = 1.00
Asset Allocation                   .50            .50   +     .06   = 1.06
Bond                               .50            .50   +     .11   = 1.11
Growth                             .50            .50   +     .06   = 1.06
Money Market                       .50            .50   +     .15   = 1.15
Mortgage Securities                .50            .50   +     .10   = 1.10
Capital Appreciation               .50            .75   +     .08   = 1.33
Value Stock                        .50            .75   +     .15   = 1.40
Small Company                      .50            .75   +     .15   = 1.40
International Stock                .50            .82   +     .42   = 1.74
                                    --
                                             -----        ----       -----
  AVERAGE                          .50            .605   +     .138   = 1.24

(THE AVERAGE OF THE MAXIMUM VARIABLE LIFE SEPARATE ACCOUNT AND SERIES FUND FEES AND EXPENSES IS 1.35%.)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            NET PREMIUM      CHARGES FROM PREMIUM                ACTUAL CASH VALUE
Year 1              1.333                     3.666     Year 1               $1,014
Year 2                  4                         1     Year 2               $4,459
Year 3                  4                         1     Year 3               $8,138
Year 4                  4                         1     Year 4              $12,062

- --------------------------------------------------------------------------------
                                              VARIABLE ADJUSTABLE LIFE INSURANCE
                                    VAL '95
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                        USING CURRENT MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              9.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (7.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           901       250000         1014       250000         1051       250000
         2           42          4205          3945       250000         4459       250000         4635       250000
         3           43          4205          6917       250000         8138       250000         8571       250000
         4           44          4205          9812       250000        12062       250000        12891       250000
         5           45          4205         12631       250000        16254       250000        17639       250000

         6           46          4205         15368       250000        20728       250000        22858       250000
         7           47          4205         18022       250000        25511       250000        28605       250000
         8           48          4205         20707       250000        30756       250000        35072       250000
         9           49          4205         23442       250000        36509       250000        42346       250000
        10           50          4205         26199       250000        42787       250000        50491       250000

        15           55          4205         39793       250000        83187       250000       107681       250000
        20           60          4205         51739       250000       143157       262983       205416       370380
        25           65          4205         60162       250000       230322       374683       365187       581882
        30           70          4205         63542       250000       352559       512433       623049       885632

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                    VAL '95
                       DEATH BENEFIT OPTION--CASH OPTION
                       MALE ISSUE AGE 40 FOR NON-SMOKERS
                       INITIAL DEATH BENEFIT--$250,000(1)
                     $4,205.30 INITIAL SCHEDULED PREMIUM(2)
                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                                                        -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                                               0% GROSS(3)              9.00% GROSS(3)           12.00% GROSS(3)
                                               (-1.24% NET)              (7.76% NET)               (10.76% NET)
    POL          ATT      INITIAL BASE     POLICY        DEATH       POLICY        DEATH       POLICY        DEATH
    YR           AGE         PREMIUM        VALUE       BENEFIT       VALUE       BENEFIT       VALUE       BENEFIT
   -----        -----     -------------  -----------  -----------  -----------  -----------  -----------  -----------

         1           41          4205           901       250000         1014       250000         1051       250000
         2           42          4205          3943       250000         4459       250000         4635       250000
         3           43          4205          6912       250000         8138       250000         8571       250000
         4           44          4205          9803       250000        12062       250000        12891       250000
         5           45          4205         12617       250000        16254       250000        17639       250000

         6           46          4205         15347       250000        20728       250000        22858       250000
         7           47          4205         17991       250000        25505       250000        28596       250000
         8           48          4205         20547       250000        30606       250000        34911       250000
         9           49          4205         23013       250000        36059       250000        41867       250000
        10           50          4205         25382       250000        41886       250000        49533       250000

        15           55          4205         35510       250000        77670       250000       101585       250000
        20           60          4205         41665       250000       128173       250000       187364       340243
        25           65          4205         41657       250000       199638       327059       320468       514822
        30           70          4205         30575       250000       293228       430136       521821       749378

(1)  The initial death benefit is guaranteed to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $2,102.65 semi-annually, $1,051.33 quarterly, or $350.45 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3)  Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

- --------------------------------------------------------------------------------
                                                                    APPENDIX III

ILLUSTRATION OF DEATH BENEFIT CALCULATION
    As an example of the calculation of the death benefit under the Policy, assume a Policy and an insured with the following characteristics: The insured is a male, age 40 at Policy issue, and a non-smoker. The Variable Adjustable Life Insurance Policy has a face amount of $250,000, with a level face amount and premiums for the life of the insured and the Protection Option has been chosen as the form of the death benefit. Further, assume that 100 percent of net premiums are invested in the Variable Life Account sub-accounts, that the gross investment rate in the Variable Life Account was 12 percent each year and that Minnesota Mutual deducted current mortality charges. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Accumulated Premiums," on page 74 of this prospectus.
    Now, further assume that the insured dies at age 65, after the Policy has been in force for a period of ten years and during which time all of the premiums have been paid. No policy loans or withdrawals have been made under the Policy.
    Given these assumptions, the policy value of a VAL '95 Policy (the actual cash value plus any policy loan) on the date of the insured's death--composed of the Policy's interest in one or more of the sub-accounts of the Variable Life Account--is equal to $49,873. Under the Protection Option the death benefit will be $299,873.
    Given these assumptions, the policy value of a VAL '87 Policy (the actual cash value plus any policy loan) on the date of the insured's death--composed of the Policy's interest in one or more of the sub-accounts of the Variable Life Account--is equal to $54,696. Under the Protection Option the death benefit will be $298,859.
    The total proceeds payable under either Policy would be adjusted to include any additional insurance provided by an additional benefit agreement and the amount payable would be reduced by any unpaid policy charges or any policy loan.
    As an alternative, consider the same example, except that the insured elected the Cash Option death benefit. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Accumulated Premiums," on page 74 of this prospectus.
    The death benefit under the Cash Option does not vary from the Policy's face amount until the Policy becomes paid-up. In this example, again assuming timely payment of premiums, no withdrawals and no policy loan activity, the policy value on the date of the insured's death would be $50,491 in the case of a VAL '95 Policy and $55,374 for a VAL '87 Policy. These are higher value than that under the Protection Option, reflecting lower mortality costs charged to the Policy because of the level death benefit. Here, the death benefit is the current face amount or $250,000.
    In determining the total proceeds payable under the Policy, the same adjustments are made to the death benefit as described under the Protection Option. However, under the Cash Option any premium paid beyond the end of the policy month in which the insured died is also included as part of the Policy proceeds.

- --------------------------------------------------------------------------------
 APPENDIX IV

POLICY LOAN EXAMPLE
    As an example of the effect of a policy loan upon the Policy and upon the death benefit, assume a VAL '95 Policy and an insured with the following characteristics: The insured is a male, age 40 at Policy issue, and a non-smoker. The Variable Adjustable Life Insurance Policy has a face amount of $250,000, with a level face amount and premiums for the life of the insured and the Protection Option has been chosen as the form of the death benefit. Further, assume that 100 percent of net premiums are invested in the sub-accounts of the Variable Life Account, that the gross investment rate in the Variable Life Account was 12 percent each year and that Minnesota Mutual deducted current mortality charges. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Accumulated Premiums," on page 74 of this prospectus.
    Now assume that the insured, who is also the owner of the Policy, takes a policy loan in the amount of $5,000 at the end of the fourth policy year and after all premiums have been paid for that year.
    When a loan is taken, the actual cash value invested in the Variable Life Account is reduced by the amount borrowed and any unpaid interest. The amount is then transferred to the loan account. Interest is charged on the policy loan as described in the Policy, but for purposes of this example, assume a policy loan interest rate of 8 percent per annum. Interest is also credited to a Policy when there is a policy loan. Interest credits on a policy loan are at a rate which is not less than the policy loan interest rate less 2 percent per annum. The interest credit in this example would then be 6 percent.
    The following table shows the effect on the year five values, namely those values at the end of that year, if a policy loan of $5,000 is made at the end of the fourth year.

                                   End of Year
       Policy Value            Total Death Benefit
 With Loan   Without Loan    With Loan   Without Loan
- -----------  -------------  -----------  ------------
 $  17,225     $  17,491     $ 267,225    $  267,491

    Note that the difference in policy values here represents the difference between the actual Policy performance in the sub-accounts of the Variable Life Account and the interest credited on the principal amount of the policy loan. If interest credited on a policy loan exceeds the Policy performance, then a Policy with a loan will have a greater value than a Policy with no loan activity. Where Policy performance exceeds the interest credited on a policy loan, the resulting policy value will be lower than it would have been if the loan were not made.
    Now consider an identical situation to that above except that the insured has elected the Cash Option death benefit. The following table shows the effect on the same year five values if a policy loan of $5,000 is made at the end of the fourth year.

                                   End of Year
       Policy Value            Total Death Benefit
 With Loan   Without Loan    With Loan   Without Loan
- -----------  -------------  -----------  ------------
 $  17,373     $  17,639     $ 250,000    $  250,000

    The values above under the "With Loan" headings are policy values, which is the actual cash value of a Policy plus any policy loan. If the insured were to surrender the Policy at the end of the fifth year, he would receive only the actual cash value in the sub-accounts of the Variable Life Account.
    Similarly, if the insured were to die at the end of the fifth year we would pay out the death benefit listed under the "With Loan" heading less the amount of the policy loan.

- --------------------------------------------------------------------------------
                                                                      APPENDIX V

EXAMPLE OF SALES LOAD COMPUTATION
    As an example of the method we use to compute sales load, assume a protection type plan where the annual base premium is $1,000 and where the premium paying period, prior to any reduction in face amount, is 20 years. The insured is a male, age 35 with a life expectancy of 38 years. As premiums are paid in each year, we will assess a basic sales load of 7 percent or $70 in each year. Also, as premiums are paid in the first year, we will assess a first year sales load of 23 percent or $230. Therefore, in the first year the sales load charges will total $300 or 30 percent ($300 DIVIDED BY $1,000), and over the 15 year period from policy issue sales load charges will total $1,280 or 8.54 percent ($1,280 DIVIDED BY $15,000).
    Compliance with the 9 percent limitation will be achieved by reducing the first year sales load, if necessary. For example, consider a Policy with a protection type plan where the annual base premium is $1,000 and where the premium paying period prior to any reduction in face amount is 20 years. Further assume that the insured is a male, age 72 at issue, with a life expectancy of 9 years. In this case, the first year sales load must be reduced so that the total sales load will not exceed 9 percent over the life expectancy of the insured. As premiums are paid in each year we will assess the basic sales load of 7 percent, or $70, but the first year sales load applicable to premiums paid in the first year will be reduced from 23 percent to 18 percent, or $180. Therefore, in the first year the sales load charges will total $250 or 25 percent
($250 DIVIDED BY $1,000), and over the period of the insured's life expectancy sales load charges will total $810 or 9 percent ($810 DIVIDED BY $9,000).
    As an example of the method we use to assess sales load when an adjustment occurs during a period in which a first year sales load is being collected, consider a Policy where an adjustment is made after one-half of the first annual premium is paid. Assume that the premium is $1,000 annually as in the example above and further assume that the premiums are being paid on a monthly basis, $83.33 per month. As premiums are paid in each year we will assess a basic sales load of 7 percent of premiums received or $70 in that year. A first year sales load, taken in addition to the basic sales load, would also be assessed in a total amount of $230. Now assume an adjustment is made, after the payment of six monthly premiums, and that the premium is increased from $1,000 to $1,200. Both before and after the adjustment we will continue to assess a basic sales load of 7 percent of the premiums received. However, since only one-half of the first year sales load of $230 has been collected, a first year sales load of $115 remains to be collected. The $200 increase in premium will also be assessed a first year sales load of 23 percent, or $46. Both are added together and will be collected in the 12 months following the adjustment. Therefore, after the adjustment of the premium to a $1,200 amount, and assuming that premiums continue to be paid on a monthly basis, each monthly premium of $100 will be subjected to a total sales load amount of $20.42, consisting of $7 of basic sales load, and $13.42 of first year sales load.

- --------------------------------------------------------------------------------
 APPENDIX VI

                             AVERAGE ANNUAL RETURNS
                          TWENTY-YEAR HOLDING PERIODS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            STOCKS      BONDS     US TREAS.              INFLATION
1954           10.63       3.77         0.55       1954       3.64
1959           13.48        2.1         0.99       1959       3.69
1964           15.11       2.45         1.63       1964        2.9
1969           14.92       1.93          2.6       1969       1.96
1974           10.85       2.83         3.64       1974       2.75
1979            6.53        4.1         4.72       1979       4.34
1984            8.28       4.66          6.8       1984       6.12
1989            9.54        8.3          7.5       1989        6.3
1994           12.76      10.16         7.49       1994       5.91

Ending periods from 1954-1994
Source: Stocks, Bonds, Bills and Inflation (SBBI), 1994 Yearbook, Ibbotson
        Associates, Inc., Chicago, All rights reserved.

    The above information contains the average annual rate of return over twenty-year holding periods for common stocks (S&P 500), high grade corporate bonds, 30-day U.S. Treasury bills, and inflation (example: 1934-1954, 1940-1959, etc.). These average rates assume reinvestment of capital gains, dividends and interest. This is a retrospective view of performance and should in no way be construed as a projection of future trends.
    This graph shows that even though stock investments tend to be more volatile in short time intervals historically, they have generated rates of return that have consistently been higher than inflation. Bonds and U.S. Treasury bills have not always kept up with inflation. The figures do not take into account the charges associated with a Variable Adjustable Life policy, but do indicate the potential gain of holding the assets illustrated.
    Some additional statistics on the performance of stocks in relation to high grade, long-term corporate bonds and U.S. Treasury bills over the 50 twenty-year periods beginning in 1926 and ending in 1994 include:

    The average annual return of stocks was higher than that of bonds in 47 of the 50 periods.
    The average annual return of stocks was higher than that of U.S. Treasury bills in all of the 50 periods.
    The average annual return of stocks was higher than inflation in all of the 50 periods.

    In the 40 thirty-year periods beginning in 1926 and ending in 1994, the average annual return of stocks was higher than that of bonds, U.S. Treasury bills and inflation in all 40 time periods.

    From 1926 through 1994, the average annual return for this 69 year period was:

    10.2% for common stocks
    5.4% for high-grade, long-term corporate bonds
    3.7% for U.S. Treasury bills

- --------------------------------------------------------------------------------
                                                                    APPENDIX VII

                                    S&P 500
                         PERFORMANCE HISTORY 1926-1994

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              ANNUAL TOTAL RETURN
1926                            11.62
                                 37.5
                                 43.6
                                 -8.4
                                -24.9
                                -43.3
                                 -8.2
                                   54
                                 -1.4
                                 47.7
                                 33.9
                                  -35
                                 31.1
                                    0
1940                             -9.8
                                 11.6
                                 20.3
                                 25.9
                                 19.8
                                 36.4
                                 -8.1
                                  5.7
                                  5.5
                                 18.8
1950                             31.7
                                   24
                                 18.4
                                -0.01
                                 52.6
                                 31.6
                                  6.6
                                -10.8
                                 43.4
                                   12
1960                                0
                                 26.9
                                 -8.7
                                 22.8
                                 16.5
                                 12.5
                                -10.1
                                   24
                                 -8.5
1970                                4
                                 14.3
                                   19
                                -14.7
                                -26.5
                                 37.2
                                 23.8
                                 -7.2
                                  6.6
                                 18.4
1980                             32.4
                                 -4.9
                                 21.4
                                 22.5
                                  6.3
                                 32.2
                                 18.5
                                  5.2
                                 16.8
                                 31.5
                                 -3.2
                                 30.4
                                 7.67
1993                             9.99
1994                             1.31

Source: Stocks, Bonds, Bills and Inflation (SBBI), 1995 Yearbook, Ibbotson
        Associates, Inc., Chicago. All rights reserved.
    The above chart illustrates that, in any calendar year, the rate of return for stocks can be positive or negative. However, when viewed over the entire period of 69 years, stocks have had a positive return in more than two out of every three years. For the person with a long term view, the results of this pattern have been very rewarding.

- --------------------------------------------------------------------------------
 APPENDIX VIII

                                RANGE OF RETURNS
         ROLLING PERIOD RETURNS USING IBBOTSON ASSET CLASS INFORMATION*
                              (1960 THROUGH 1994)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                   HIGH        LOW       MEAN      1 YEAR
Small Cap            83.57      -30.9      17.23
Large Cap             37.2     -26.47      11.43
Corp. Bonds          43.79      -8.09       7.99
Gov...t Bonds        40.36      -9.18       7.65
U.S. T-Bills         14.71       2.13       6.19
                      high        low       mean     5 year
Small Cap            39.81     -12.25      15.06
Large Cap             20.4      -2.35      10.57
Corp. Bonds          22.41      -2.22       7.35
Gov...t Bonds        21.62      -2.14       6.87
U.S. T-Bills         11.12       2.72       6.48
                      high        low       mean    10 year
Small Cap            30.38        3.2      14.49
Large Cap            17.59       1.24       9.99
Corp. Bonds          16.27       1.68       7.26
Gov...t Bonds        15.56        1.3       6.72
U.S. T-Bills          9.17       3.52       6.77
                      high        low       mean    15 year
Small Cap            23.33       5.87      15.06
Large Cap            16.61       4.31       9.56
Corp. Bonds          11.57       3.11       6.88
Gov...t Bonds        11.68       2.46       6.37
U.S. T-Bills          8.32       4.22       6.81
                      high        low       mean    20 year
Small Cap            18.82      11.47      15.01
Large Cap            12.76       6.76       9.51
Corp. Bonds          10.16       3.05       6.86
Gov...t Bonds         10.1       2.59       6.35
U.S. T-Bills          7.72       4.72       6.81
                      high        low       mean    30 year
Small Cap             15.1      13.47      14.33
Large Cap            10.87      10.15       10.4
Corp. Bonds           7.69        6.8        7.2
Gov...t Bonds         7.37       6.18       6.71
U.S. T-Bills          6.64       6.16       6.46

Source: Ibbotson & Associates.
* Past performance is no guarantee of future results.
    The above chart illustrates the volatility in the rate of return for stocks, represented by Small Cap Stocks, Large Cap Stocks (S&P 500), Corporate Bonds, Gov't Bonds, and U.S. T-Bills for progressively longer holding periods. This volatility is reduced as the holding period is increased from one year to just five years. For holding periods of 10 years or longer, volatility of return is reduced even more. These longer holding periods have produced returns that are quite consistent, and are very attractive when compared with the returns from U.S. Treasury bills and high-grade, long-term corporate bonds.
    The strategy of reducing the year-to-year volatility in the rate of return for stocks by lengthening the holding period can work to the advantage of a person who buys a cash value life insurance policy like Variable Adjustable Life, and utilizes stock sub-accounts. That's because the holding period for such a policy typically can be extremely long--at least 10 years, and possibly 20, 30 or more years.

94